AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 12, 1997



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                  FINANCIAL SERVICES CORPORATION OF THE MIDWEST
                                (Name of Issuer)

                  FINANCIAL SERVICES CORPORATION OF THE MIDWEST
                      (Name of Person(s) Filing Statement)

                SHARES OF COMMON STOCK, PAR VALUE $0.50 PER SHARE
                         (Title of Class of Securities)
                                    317697100
                      (CUSIP Number of Class of Securities)

                                Douglas M. Kratz
                  Financial Services Corporation of the Midwest
                          224 - 18th Street, Suite 202
                        Rock Island, Illinois 61201-8737
                                 (309) 794-1120
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                 WITH COPIES TO:
                          Michele D. Vaillancourt, Esq.
                           Winthrop & Weinstine, P.A.
                            3000 Dain Bosworth Plaza
                              60 South Sixth Street
                          Minneapolis, Minnesota 55402
                                  May 12, 1997
     (Date Tender Offer First Published, Sent or Given to Security Holders)
                            CALCULATION OF FILING FEE


TRANSACTION VALUATION: $7,470,000(1)             AMOUNT OF FILING FEE: $1,494(2)


(1) Calculated as the aggregate maximum purchase price to be paid in the tender offer for all 83,000 shares in the offer, based upon the tender offer price of $90.00.

(2) In accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, calculated as 1/50th of 1% of the Transaction Valuation.

     Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ________________________________________________________

Form or Registration No.:_______________________________________________________

Filing Party:___________________________________________________________________

Date Filed:_____________________________________________________________________

ITEM 1.  Security and Issuer.

(a) The name of the issuer is Financial Services Corporation of the Midwest ("FSCM"), which is a one-bank holding company incorporated under Delaware law. The principal executive office of FSCM is located at 224 - 18th Street, Suite 202, Rock Island, Illinois 61201-8737.

(b) FSCM is seeking tenders for 83,000 of its issued and outstanding shares ("Shares") of Common Stock, par value $0.50 per share ("Common Stock"), for $90.00 per share in cash. As of March 31, 1997, there were 177,711 shares of Common Stock outstanding. Such offer is subject to the terms and conditions set forth in the Offer to Purchase dated May 12, 1997 and the related Letter of Transmittal (which together constitute the "Offer"). THE OFFER EXPIRES AT 5:00 P.M., ROCK ISLAND, ILLINOIS TIME, ON JUNE 13, 1997, UNLESS EXTENDED (THE "EXPIRATION DATE"). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2)(i) to this Statement, respectively.

     Reference is hereby made to the Cover Page, Section 1 -- "Price; Number of Shares; Proration; Extension of Offer" and Section 9 -- "Interests of Certain Related Persons" of the Offer to Purchase, which are incorporated herein by reference.

(c) There is currently no established trading market for FSCM's Common Stock, and the Common Stock is not traded on any securities exchange or listed on any quotations system.

(d)  Not applicable.

ITEM 2. Source and Amount of Funds or Other Consideration.

(a)-(b) Reference is hereby made to Section 6 -- "Purpose of the Offer; Plans or Proposals of FSCM; Interests in Securities of FSCM" and Section 12 -- "Source and Amount of Funds" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 3. Purpose of the Tender Offer and Plans and Proposals of the Issuer or Affiliate.

Reference is hereby made to Section 6 -- "Purpose of the Offer; Plans or Proposals of FSCM; Interests in Securities of FSCM," Section 7 -- "Price Range of Shares; Dividends," Section 10 -- "Certain Effects of the Offer" and Section 12 -"Source and Amount of Funds" of the Offer to Purchase, which are incorporated herein by reference.

ITEM 4. Interest in Securities of the Issuer.

Reference is hereby made to Section 6 -- "Purpose of the Offer; Plans or Proposals of FSCM; Interests in Securities of FSCM" and Section 9 -- "Interests of Certain Related Persons" of the Offer to Purchase, which are incorporated herein by reference.

ITEM 5. Contracts, Arrangements, Understandings or Relationships With Respect to the Issuer's Securities.

Reference is made to Section 2 -- "Procedure for Tendering Shares," Section 3 -- "Withdrawal Rights," Section 4 -- "Payment for Shares," Section 5 -- "Certain Conditions of the Offer," Section 6 -- "Purpose of the Offer; Plans or Proposals of FSCM; Interests in Securities of FSCM" and Section 9 -- "Interests of Certain Related Persons" of the Offer to Purchase, which are incorporated herein by reference.

ITEM 6.  Persons Retained, Employed or to be Compensated.

FSCM has entered into a Depositary Agreement dated as of May 12, 1997 with Illinois Stock Transfer Company, the transfer agent and registrar for the Common Stock ("Transfer Agent"), to provide certain Depositary services in connection with the Offer. For its services, the Transfer Agent will receive a fee of $100.00, plus an amount based on the number of accounts in which transactions are processed. It is anticipated that the Transfer Agent's fee will be approximately $500.00. In addition, the Transfer Agent will be reimbursed for its out-of-pocket expenses incurred in processing any tenders made in the Offer. The Depositary Agreement is filed as Exhibit (c) to this Statement and is incorporated herein by reference.

No persons have been employed or retained or are to be compensated by or on behalf of FSCM to make solicitations or recommendations in connection with the Offer.

ITEM 7.  Financial Information.

(a) (1) Attached hereto as Schedule I (following the signature page) and hereby incorporated herein by reference are FSCM's audited consolidated financial statements as of, and for its fiscal years ended, March 31, 1996 and 1995 (the "Audited Financial Statements"). The Audited Financial Statements were included in FSCM's Annual Report on Form 10-K for FSCM's fiscal year ended March 31, 1996, which was the most recent Annual Report on Form 10-K filed by FSCM pursuant to the Securities Exchange Act of 1934, as amended ("Exchange Act").

     (2) Attached hereto as Schedule I and hereby incorporated herein by reference are FSCM's unaudited consolidated financial statements as of, and for the nine-month and three-month periods ended, December 31, 1996 and 1995, which were included in FSCM's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996; such Quarterly Report on Form 10-Q was the most recent quarterly report filed by FSCM pursuant to the Exchange Act.

     (3) A summary of selected financial information ratios for the years ended March 31, 1996 and 1997 is set forth in Section 8 -- "Selected Financial Information" of the Offer to Purchase, which is incorporated herein by reference.

     (4) FSCM's book value per Share of Common Stock is set forth in Section 8 -- "Selected Financial Information" of the Offer to Purchase, which is incorporated herein by reference.

(b) Included in Schedule I hereto is pro forma data disclosing the effect of the Offer on FSCM's balance sheets as of March 31, 1996 and December 31, 1996, FSCM's statements of income, earnings per share and ratio of earnings to fixed charges for the year ended March 31, 1996 and the nine months ended December 31, 1996, and FSCM's book value per share as of such dates. Reference also is hereby made to Section 8 -- "Selected Financial Information" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 8.  Additional Information.

(a) Reference is hereby made to Section 6 -- "Purpose of the Offer; Plans or Proposals of FSCM; Interests in Securities of FSCM" and Section 9 -- "Interests of Certain Related Persons" of the Offer to Purchase, which are incorporated herein by reference.

(b) Reference is hereby made to Section 5 -- "Certain Conditions of the Offer" of the Offer to Purchase, which is incorporated herein by reference.

(c)  Not applicable.

(d)  Not applicable.

(e)  Not applicable.

ITEM 9.  Material to be Filed as Exhibits.

The following documents are hereby filed as exhibits to this Issuer Tender Offer Statement on Schedule 13E-4:

(a)(1)        Offer to Purchase.

(a)(2)(i)     Form of Letter of Transmittal.

(a)(2)(ii)    Form of Notice of Guaranteed Delivery.

(a)(3)(i) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(3)(ii) Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(3)(iii)   Form of Letter to Shareholders.

(b)(1) Loan Agreement dated December 15, 1992 by and between FSCM and the Bank and amendments thereto dated March 14, 1996 and July 27, 1996.

(b)(2) Revolving Business Note dated July 31, 1996 made payable by FSCM to the Bank.

(c) Depositary Agreement dated as of May 12, 1997 between FSCM and Illinois Stock Transfer Company.

(d)-(f)       Not applicable.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  May 12, 1997.               FINANCIAL SERVICES CORPORATION OF THE MIDWEST


                                   By:   /s/ Douglas M. Kratz
                                         Its Chairman, Chief Executive Officer
                                         and Chief Financial Officer

                                   SCHEDULE I

                  FINANCIAL SERVICES CORPORATION OF THE MIDWEST

                          Index to Financial Statements


                                                                            Page

Independent Auditor's Report

Consolidated Balance Sheets at March 31, 1996 and 1995

Consolidated Statements of Income for the fiscal years ended March 31, 1996 and 1995

Consolidated Statements of Stockholders' Equity for the fiscal years ended
     March 31, 1996 and 1995

Consolidated Statements of Cash Flows for the fiscal years ended
     March 31, 1996 and 1995

Notes to Consolidated Financial Statements

Consolidated Balance Sheets at December 31, 1996 and 1995 (unaudited)

Consolidated Statements of Income for the nine-month and three-month periods ended December 31, 1996 and 1995 (unaudited)

Consolidated Statements of Stockholders' Equity for the nine months ended December 31, 1996 and 1995 (unaudited)

Consolidated  Statements  of Cash Flows for the nine months  ended
     December 31, 1996 and 1995 (unaudited)

Summary Financial and Pro Forma Information

                             McGladrey & Pullen, LLP
                  Certified Public Accountants and Consultants


                          INDEPENDENT AUDITOR'S REPORT


To the  Board  of  Directors
Financial Services Corporation of the Midwest Rock Island, Illinois

We have audited the accompanying consolidated balance sheets of Financial Services Corporation of the Midwest and subsidiaries as of March 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Financial Services Corporation of the Midwest and subsidiary as of March 31, 1996 and 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


                                    /s/ McGladrey & Pullen, LLP



Davenport, Iowa
April 26, 1996

Financial Services Corporation of the Midwest
--------------------------------------------------------------------------------
Consolidated Balance Sheets
March 31, 1996 and 1995
(Dollars in Thousands, Except Per Share Amounts)

                                                                                                           1996              1995
                                                                                                        ----------------------------

Assets
Cash and due from banks (note 2) ...............................................................        $  14,423         $  13,955
Interest-bearing deposits with other financial institutions ....................................            4,861               198
Investment securities:
   Held-to-maturity (approximate market value 1996 - $29,072; 1995 -
      $69,852) (note 3) ........................................................................           29,115            71,822
   Available-for-sale (amortized cost  1996 - $61,948; 1995 - $0) (note 3) .....................           61,308              --
Federal funds sold .............................................................................           11,900            32,900
Loans and direct financing leases (note 4) .....................................................          255,965           212,076
   Less:  Allowance for possible loan and lease losses .........................................           (4,463)           (3,832)
                                                                                                        ---------         ---------
      Total loans and leases, net ..............................................................          251,502           208,244
Premises, furniture and equipment, net (note 5) ................................................            5,953             3,623
Accrued interest receivable ....................................................................            2,653             1,960
Other real estate, net .........................................................................              457               378
Other assets ...................................................................................            4,795             4,374
                                                                                                        ---------         ---------
      Total ....................................................................................        $ 386,967         $ 337,454
                                                                                                        =========         =========
Liabilities and Stockholders' Equity
Liabilities:
Deposits (note 6):
      Non-interest-bearing demand ..............................................................        $  36,286         $  33,496
         Interest-bearing:
         N.O.W. accounts .......................................................................           24,420            23,974
         Savings ...............................................................................           41,814            42,823
         Money market ..........................................................................            8,638             8,830
         Time ..................................................................................          190,660           162,488
                                                                                                        ---------         ---------
         Total deposits ........................................................................          301,818           271,611
Accounts payable and accrued liabilities .......................................................            4,766             3,895
Securities sold under agreements to repurchase (note 7) ........................................           48,846            33,371
Other short-term borrowings (note 7) ...........................................................            1,500               366
Notes payable (note 8) .........................................................................            4,500             5,000
Mandatory convertible debentures (note 9) ......................................................            1,250             1,250
                                                                                                        ---------         ---------
      Total liabilities ........................................................................          362,680           315,493
                                                                                                        ---------         ---------
Commitments and contingencies (note 14)
Stockholders' equity (notes 8, 9, and 15): Capital stock:
   Preferred, no par value; authorized, 100,000 shares:
      Class A Preferred Stock, stated value $100 per share;
         authorized, 50,000 shares; issued and outstanding:
         1996 and 1995 - 50,000 shares (note 11) ...............................................            5,000             5,000
      Class B Preferred Stock, stated value $500 per share;
         authorized, 1,000 shares; issued and outstanding:
         1996 and 1995 - 1,000 shares (note 11) ................................................              500               500
      Class C Preferred Stock, stated value $425 per share;
         authorized, 2,400 shares; issued and outstanding:
         1996 and 1995 - 2,400 shares (note 11) ................................................            1,020             1,020
   Common, par value $.50 per share; authorized, 600,000
      shares; issued: 1996 and 1995 - 340,662 shares;
      outstanding:  1996 - 176,611 shares; 1995  - 175,111 shares ..............................              170               170
Capital surplus ................................................................................            2,574             2,521
Net unrealized loss on available-for-sale securities, net of taxes .............................             (422)             --
Retained earnings ..............................................................................           20,694            18,047
Treasury stock (note 12) .......................................................................           (5,249)           (5,297)
                                                                                                        ---------         ---------
      Total stockholders' equity ...............................................................           24,287            21,961
                                                                                                        ---------         ---------
      Total ....................................................................................        $ 386,967         $ 337,454
                                                                                                        =========         =========

See accompanying notes to consolidated financial statements

Financial Services Corporation of the Midwest
--------------------------------------------------------------------------------
Consolidated Statements of Income
Years Ended March 31, 1996 and 1995
(Dollars in Thousands, Except Per Share Amounts)

                                                                                            1996            1995
                                                                                          --------        ---------
Interest income:
   Interest and fees on loans and leases ........................................         $ 24,208         $ 19,576
   Interest on investment securities ............................................            5,003            3,930
   Interest on federal funds sold ...............................................            1,021            1,050
   Interest on interest-bearing deposits with
      other financial institutions ..............................................               39               15
                                                                                          --------         --------
         Total interest income ..................................................           30,271           24,571
                                                                                          --------         --------
Interest expense:
   Interest on deposits .........................................................           12,864            9,029
   Interest on securities sold under agreements to repurchase ...................            2,375            1,118
   Interest on other short-term borrowings ......................................               80               43
   Interest on notes payable ....................................................              411              425
   Interest on mandatory convertible debentures .................................              103               92
                                                                                                           --------
         Total interest expense .................................................           15,833           10,707
                                                                                          --------         --------
         Net interest income ....................................................           14,438           13,864
Provision for possible loan and lease losses (note 4) ...........................            1,905            2,510
                                                                                          --------         --------
Net interest income after provision
            for possible loan and lease losses ..................................           12,533           11,354
                                                                                          --------         --------
Other income:
   Trust fees ...................................................................              322              361
   Investment securities gains ..................................................               11             --
   Loan servicing fees ..........................................................              680              677
   Gain on sales of loans and leases ............................................              362              132
   Service charges on deposit accounts ..........................................            1,065              999
   Insurance commissions ........................................................              294              323
   Other ........................................................................              581              657
                                                                                          --------         --------
         Total other income .....................................................            3,315            3,149
                                                                                          --------         --------
Other expenses:
   Salaries and employee benefits ...............................................            5,904            5,272
   Occupancy, net ...............................................................              801              754
   Insurance ....................................................................              281              713
   Equipment ....................................................................              947              651
   Data processing ..............................................................              569              551
   Advertising ..................................................................              400              420
   Other operating ..............................................................            1,625            1,558
                                                                                          --------         --------
Total other expenses ............................................................           10,527            9,919
                                                                                          --------         --------
         Income before income taxes .............................................            5,321            4,584
   Income taxes  (note 10) ......................................................            1,768            1,516
                                                                                          --------         --------
Net income ......................................................................         $  3,553         $  3,068
                                                                                          ========         ========
Net income available for Common Stock ...........................................         $  2,955         $  2,474
                                                                                          ========         ========
Earnings per common share (note 18):
   Primary ......................................................................         $  16.87         $  14.21
                                                                                          ========         ========
   Fully diluted ................................................................         $  10.80         $   9.10
                                                                                          ========         ========
Weighted average common shares outstanding ......................................          175,123          174,079
                                                                                          ========         ========
Weighted average common and contingently
   issuable common shares outstanding ...........................................          335,327          343,796
                                                                                          ========         ========

See accompanying notes to consolidated financial statements

Financial Services Corporation of the Midwest
--------------------------------------------------------------------------------
Consolidated Statements of Stockholders' Equity
Years Ended March 31, 1996 and 1995
(Dollars in Thousands, Except Per Share Amounts)

                                                                                                       Net
                                                                                                    Unrealized
                                                                                                    Gain/(Loss)
                                                                                                       on
                                                            Preferred Stock                         Available-
                                                       -------------------------   Common   Capital   For-Sale   Retained   Treasury
                                                       Class A  Class B  Class C    Stock   Surplus Securities1  Earnings     Stock
                                                       -----------------------------------------------------------------------------

Balance at March 31, 1994............................   5,000       500    1,020       170     2,484        84    15,838     (5,345)
Net income  ......................................        ---       ---      ---       ---       ---       ---     3,068        ---
Change in net unrealized gain
         on available-for-sale securities1...........     ---       ---      ---       ---       ---       (84)      ---        ---
Sale of 1,500 shares of Treasury Stock...............     ---       ---      ---       ---        37       ---       ---         48
Cash dividends declared:
         Class A Preferred, $9.25 per share..........     ---       ---      ---       ---       ---       ---      (463)       ---
         Class B Preferred, $44.21 per share.........     ---       ---      ---       ---       ---       ---       (44)       ---
         Class C Preferred, $36.13 per share.........     ---       ---      ---       ---       ---       ---       (87)       ---
         Common, $1.52 per share.....................     ---       ---      ---       ---       ---       ---     ( 265)       ---
                                                       -----------------------------------------------------------------------------
Balance at March 31, 1995............................   5,000       500    1,020       170     2,521       ---    18,047     (5,297)
Net income  .........................................     ---       ---      ---       ---       ---       ---     3,553        ---
Change in net unrealized loss on
         available-for-sale securities1..............     ---       ---      ---       ---       ---      (422)      ---        ---
Sale of 1,500 shares of Treasury Stock...............     ---       ---      ---       ---        53       ---       ---         48
Cash dividends declared:
         Class A Preferred, $9.25 per share..........     ---       ---      ---       ---       ---       ---      (462)       ---
         Class B Preferred, $48.66 per share.........     ---       ---      ---       ---       ---       ---       (49)       ---
         Class C Preferred, $36.13 per share.........     ---       ---      ---       ---       ---       ---       (87)       ---
         Common, $1.76 per share.....................     ---       ---      ---       ---       ---       ---      (308)       ---
                                                       ------------------------------------------------------------------ ----------
Balance at March 31, 1996............................  $5,000    $  500  $ 1,020    $  170   $ 2,574     $(422)  $20,694    $(5,249)
                                                       ======    ======  =======    ======   =======     =====   =======    =======

1 Net of taxes

See accompanying notes to consolidated financial statements.

Financial Services Corporation of the Midwest
--------------------------------------------------------------------------------
Consolidated Statements of Cash Flows
Years Ended March 31, 1996 and 1995
(Dollars in Thousands)

                                                                                               1996            1995
                                                                                             --------        --------
Cash Flows from Operating Activities:
Net income..............................................................................     $  3,553        $  3,068
Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization......................................................          898             662
     Provision for possible loan and lease losses.......................................        1,905           2,510
     Gain on sale of investment securities..............................................          (11)            ---
     Investment amortization............................................................          145             439
     Loans and leases originated for sale...............................................      (51,287)        (32,162)
     Proceeds on sales of loans and leases..............................................       49,634          32,717
     (Increase) decrease in accrued interest receivable.................................         (693)             91
     Increase in accrued interest payable...............................................          633             705
     Increase in other assets...........................................................          (68)           (282)
     Increase in other liabilities......................................................          238              18
                                                                                            ----------      ----------
Net cash provided by operating activities ..............................................        4,947           7,766
                                                                                            ---------       ---------
Cash Flows from Investing Activities:
Net (increase) decrease in federal funds sold...........................................       21,000          (7,800)
Net (increase) decrease in interest-bearing deposits with other
   financial institutions...............................................................       (4,663)            297
Purchase of investment securities held-to-maturity......................................      (18,403)        (21,315)
Proceeds from maturity and call of investment securities held-to-maturity...............       26,000          10,865
Purchase of investment securities available-for-sale....................................      (64,134)            ---
Proceeds from maturity and call of investment securities available-for-sale.............       30,010          18,000
Proceeds from sales of investment securities available-for-sale.........................        7,152             ---
Net increase in loans and leases........................................................      (43,510)        (34,208)
Purchase of premises, furniture and equipment ..........................................       (3,363)           (769)
Other investing activities, net.........................................................          (79)            (37)
                                                                                             --------        --------
Net cash used in investing activities...................................................      (49,990)        (34,967)
                                                                                             --------        --------
Cash Flows from Financing Activities:
Net increase in deposits................................................................       30,207          20,837
Net increase in short-term borrowings...................................................        5,526           5,286
Proceeds from other borrowings..........................................................       50,431          21,046
Payments on other borrowings............................................................      (39,348)        (16,723)
Payments on notes payable...............................................................         (500)            ---
Sale of Treasury Stock..................................................................          101              85
Cash dividends paid on Preferred Stock..................................................         (598)           (594)
Cash dividends paid on Common Stock.....................................................         (308)           (265)
                                                                                             --------        --------
Net cash provided by financing activities...............................................       45,511          29,672
                                                                                             --------        --------
Net increase in cash and due from banks.................................................          468           2,471
Cash and due from banks at the beginning of the year....................................       13,955          11,484
                                                                                             --------        --------
Cash and due from banks at the end of the year..........................................     $ 14,423        $ 13,955
                                                                                             ========        ========

See accompanying notes to consolidated financial statements.

Financial Services Corporation of the Midwest
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
(Dollars in Thousands, Except Per Share Amounts)

(1) Summary of Significant Accounting Policies

     Financial Services Corporation of the Midwest ("FSCM") is a bank holding company incorporated in 1973 under Delaware law and registered under the Bank Holding Company Act of 1956, as amended. FSCM's principal place of business is located at 224 - 18th Street, Suite 202, Rock Island, Illinois. In 1974, FSCM acquired all outstanding shares of THE Rock Island Bank ("TRIB"), an Illinois chartered state commercial bank serving both the Illinois and Iowa Quad Cities' communities since 1932. On November 1, 1995, TRIB became a national bank known as THE Rock Island Bank, National Association and relocated its head office from Rock Island, Illinois to Bettendorf, Iowa.

     The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and with general practice within the banking industry. In preparing such financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheets and revenues and expenses for the periods. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for possible loan and lease losses.

     (a) Principles of Consolidation

         The consolidated financial statements include the accounts of FSCM and TRIB. All significant intercompany balances and transactions have been eliminated in consolidation.

     (b) Investment Securities

         Investments   consist   principally  of  debt   securities  with  fixed
         maturities.

         FSCM adopted Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," effective March 31, 1994. This statement requires that investments in debt and certain equity securities be classified in one of three categories: (1) held-to-maturity securities, which are carried at amortized cost, (2) trading securities, which are carried at fair market value, with unrealized gains and losses included in earnings, and (3) available-for-sale securities, which are carried at fair value, with net, tax effected, unrealized gain and loss excluded from earnings and reported as a separate component of stockholders' equity. On December 19, 1995, securities with an amortized cost of $34,999 were transferred from held-to-maturity to available-for-sale in accordance with a one-time reassessment of securities' classification permitted under SFAS No. 115's implementation guidelines.

         Market values of securities are estimated based on available market quotations. Gains or losses from security transactions are determined based on the carrying value of the specific security sold.

Financial Services Corporation of the Midwest
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
(Dollars in Thousands, Except Per Share Amounts)

     (c) Loans and Direct Financing Leases

         Generally, interest on loans and direct financing leases ("leases") is accrued and credited to income based on the principal balance outstanding. It is FSCM's policy to discontinue the accrual of interest income on any loan or lease when, in the opinion of management, there is a reasonable doubt as to the timely collectibility of interest and principal or to comply with regulatory requirements. Interest accrued previously on such loans and leases is charged off. Nonaccrual loans and leases are returned to an accrual status when, in the opinion of management, the financial position of the borrower indicates that there is no longer any reasonable doubt as to the timely payment of principal and interest and only after all previously accrued but unpaid interest has been brought current.

         Net nonrefundable loan and lease origination fees and certain direct costs associated with the lending process are deferred and recognized as a yield adjustment over the life of the related loan or lease.

         Loans and leases held for sale are stated at the lower of cost or market on an aggregate basis. Gains and losses are recognized on loans and leases sold on a nonrecourse basis based on the sale price for the loan or lease adjusted for any normal servicing fees when servicing is retained by FSCM.

         Mortgage loan and lease servicing retained on loans and leases sold to others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans and leases as of March 31, 1996 and 1995 were $165,003 and $155,657, respectively.
         Custodial escrow balances maintained in connection with the loan and lease servicing were approximately $1,744 and $1,837 as of March 31, 1996 and 1995, respectively.

     (d) Allowance for Possible Loan and Lease Losses

         The allowance for possible loan and lease losses is maintained at a level deemed appropriate by management to provide for known and inherent risks in the loan and lease portfolio. The allowance is based upon a continuing review of past loan and lease loss experience, current economic conditions, and the underlying collateral value. Loans and leases which are deemed uncollectible are charged off and deducted from the allowance. The provision for possible loan and lease losses and recoveries are added to the allowance.

         SFAS No. 114 "Accounting by Creditors for Impairment of a Loan," and SFAS No. 118, "Accounting by Creditors for Impairment of Loan--Income Recognition and Disclosure," were adopted as of April 1, 1995. These statements address the accounting for loans when it is probable that all principal and interest amounts due will not be collected in accordance with their contractual terms (i.e. "impaired loans"). The loan impairment is measured based on the discounted present value of expected future cash flows or the fair market value of the loan's collateral if the loan is collateral dependent. The portion of the allowance for loan and lease losses is computed on the amount that the recorded investment of an impaired loan exceeds the measured value. The adoption of these standards had no material effect on FSCM's net income.

     (e) Income Taxes

         FSCM and TRIB file a consolidated federal income tax return.

         FSCM has a tax allocation agreement which provides that each subsidiary of the consolidated group pay a tax liability to, or receive a tax refund from, FSCM computed as if the subsidiary had filed a separate return.

         FSCM recognizes certain income and expenses in different time periods for financial reporting and income tax purposes. The provision for deferred income taxes is based on an asset and liability approach and represents the change in deferred income tax accounts during the year, including the effect of enacted tax rate changes.

     (f) Trust Department Assets

         Property held for customers in fiduciary or agency capacities is not included in the accompanying consolidated balance sheets, as such items are not assets of FSCM.

Financial Services Corporation of the Midwest
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
(Dollars in Thousands, Except Per Share Amounts)

     (g) Premises, Furniture and Equipment

         Premises, furniture and equipment are stated at cost less accumulated depreciation. The provision for depreciation of premises, furniture and equipment is determined by the straight-line method over the estimated useful lives of the assets.

     (h) Other Real Estate

         Other real estate represents property acquired through foreclosures or settlements of loans or property that was subsequently sold on contract. Property acquired is carried at the lower of the principal amount of the loan outstanding or the estimated fair value of the property. The excess, if any, of the principal balance over the fair value of the property at the date acquired is charged against the allowance for possible loan and lease losses. Subsequent writedowns required on the basis of later fair value evaluations, gains or losses on sales, and net expenses incurred in maintaining such properties are included in other operating expenses. Property subsequently sold on contract is carried at the contract balance outstanding.

     (i) Per Common Share Amounts

         Primary earnings per common share amounts are computed by dividing net income, after deducting Preferred Stock dividends (net income available for Common Stock), by the weighted average number of common shares outstanding during the year. Fully diluted earnings per common share amounts are computed by dividing net income, after deducting dividends on nonconvertible Preferred Stock and adding back interest, net of the related income tax effect, on Mandatory Convertible Debentures ("MCDs"), by the weighted average number of common shares and contingently issuable common shares outstanding during the year.

     (j) Cash and Cash Equivalents

         Cash and cash equivalents are defined as those amounts included in the consolidated balance sheets as "Cash and due from banks."

     (k) Insurance Commission Revenue

         Revenue from insurance commissions on credit life and accident and health insurance related to loans is recognized at the effective date of the coverage because substantially all services related to earning the commissions have been rendered. A provision is made for probable insurance commission refunds due to policy cancellations based on prior experience and is netted against insurance commission revenue.

     (l) Impact of Recently Issued Statements of Financial Accounting Standards

         SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and No. 122, "Accounting for Mortgage Servicing Rights," both become effective for FSCM beginning after March 31, 1996. SFAS No. 121 generally requires an estimation of future cash flows to identify asset impairment and SFAS No. 122 attempts to standardize the accounting treatment of originated mortgage servicing rights to those purchased, if it is practicable to separately estimate the fair values of the loan and servicing rights. Management believes that adoption of these statements will not have a material effect on the financial statements.

     (m) Reclassifications

         Certain amounts in the 1995 consolidated financial statements have been reclassified to conform with 1996 presentations.

(2)  Cash and Due from Banks

     TRIB's required reserves as a member of the Federal Reserve System were $1,351 and $1,279 as of March 31, 1996 and 1995, respectively.

Financial Services Corporation of the Midwest
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
(Dollars in Thousands, Except Per Share Amounts)

(3)  Investment Securities

     The amortized costs, fair values, and maturities of investment securities held-to-maturity and available-for-sale as of March 31, 1996 and 1995 are summarized as follow. Maturities of mortgage-backed obligations were estimated based on anticipated payments.

                                                                      1996                                    1995
                                                    -------------------------------------- ----------------------------------------
                                                               Unrealized Losses                       Gross Unrealized
                                                    Amortized  -----------------    Fair    Amortized  ------------------    Fair
      HELD-TO-MATURITY:.....................           Cost     Gains    Losses     Value     Cost      Gains     Losses     Value
                                                    ---------  -------   -------   -------  ---------  -------    -------   -------
U.S. Treasury maturities:
   Within 1 year ...................................  $ 6,033  $    32   $    --   $ 6,065   $   988   $    --    $     3   $   985
   From 1 to 5 years ...............................       --       --        --        --     6,118         5         20     6,103
                                                     ------------------------------------------------------------------------------
      Total ........................................    6,033        2        --     6,065     7,106         5         23     7,088
                                                     ------------------------------------------------------------------------------
Obligations of U.S. government
   agencies and corporations maturities:
   Within 1 year ...................................    5,000       --        37     4,963        --       --          --        --
   From 1 to 5 years ...............................   13,980       68        68    13,980    61,040       25       1,857    59,208
   From 5 to 10 years ..............................       --       --        --        --     2,000       --         120     1,880
                                                      -----------------------------------------------------------------------------
      Total ........................................   18,980        8       105    18,943    63,040       25       1,977    61,088
                                                      -----------------------------------------------------------------------------
State and political subdivisions:
       From 1 to 5 years ...........................    2,326       --        40     2,286        --       --          --        --
                                                      -----------------------------------------------------------------------------
Other securities maturities:
   Within 1 year ...................................       10       --        --        10        --       --          --        --
   From 1 to 5 years ...............................       70        2        --        72        80       --          --        80
   From 5 to 10 years ..............................      400       --        --       400       300       --          --       300
   Over 10 years ...................................    1,296       --        --     1,296     1,296       --          --     1,296
                                                      -----------------------------------------------------------------------------
      Total ........................................    1,776        2        --     1,778     1,676       --          --     1,676
                                                      -----------------------------------------------------------------------------
      Total ........................................  $29,115  $   102   $   145   $29,072   $71,822   $   30     $ 2,000   $69,852
                                                      =============================================================================
AVAILABLE-FOR-SALE:
U.S. Treasury maturities:
   From 1 to 5 years ...............................  $ 2,074  $    --   $    --   $ 2,074   $   --    $   --     $    --   $    --
                                                      -----------------------------------------------------------------------------
Obligations of U.S. government
   agencies and corporations maturities:
   Within 1 year ...................................    6,000       --        29     5,971       --        --          --        --
       From 1 to 5 years ...........................   32,174       16       121    32,069       --        --          --        --
       From 5 to 10 years ..........................    4,004        1         4     4,001       --        --          --        --
                                                      -----------------------------------------------------------------------------
      Total ........................................   42,178       17       154    42,041       --        --          --        --
                                                      -----------------------------------------------------------------------------
    Mortgage-backed obligations of federal agencies:
       Within 1 year ...............................    2,228       --        63     2,165       --        --          --        --
       From 1 to 5 years ...........................    7,290       --       207     7,083       --        --          --        --
       From 5 to 10 years ..........................    6,136       --       175     5,961       --        --          --        --
       Over 10 years ...............................    2,042       --        58     1,984       --        --          --        --
                                                      -----------------------------------------------------------------------------
          Total ....................................   17,696       --       503    17,193       --        --          --        --
                                                      -----------------------------------------------------------------------------
       Total .......................................  $61,948  $    17   $   657   $61,308  $    --    $   --     $    --   $    --
                                                      =============================================================================

     In fiscal 1995, included in the category of obligations of U.S. government agencies and corporations, were structured notes with a book value of $46,005 that had step-up rate and callable provisions which resulted in the advancement of redemption to a one-year time frame for the majority of the issues.

     Securities with an amortized cost of $34,999 and an unrealized gain of $95 were transferred into available-for-sale from held-to-maturity on December 19, 1995. This was done in accordance with Financial Accounting Standards Board implementation guidance which permitted a one-time reassessment of securities' classification under SFAS No. 115. Such decision was based on management's desire to enhance the liquidity and flexibility of the investment portfolio with consideration also given to the amendment in regulatory capital ratios which excluded from the computation, any unrealized gains or losses on available-for-sale investments.

Financial Services Corporation of the Midwest
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
(Dollars in Thousands, Except Per Share Amounts)


     As of March 31, 1996 and 1995, investment securities with carrying values of $72,169 and $59,142, respectively, and fair values of $72,164 and $58,071, respectively, were pledged to secure public and trust deposits, short-term borrowings and for other purposes as required or permitted by law.

     Proceeds from sales and gross gains and losses related to investment securities sold for the years ended March 31, 1996 and 1995 are summarized as follows:

                                              1996       1995
                                             -----------------
Securities Sold:
     Proceeds from sales ............        $7,152   $    ---
     Gross security gains ...........            11        ---

(4)  Loans and Direct Financing Leases

     Loans and leases as of March 31, 1996 and 1995 are summarized as follows:

                                                    1996        1995
                                                  --------------------

Commercial, financial and agricultural ........   $ 85,578    $ 74,234
Direct financing leases .......................      5,719       6,863
Real estate:
   Residential mortgage .......................     64,248      58,486
   Construction ...............................     21,823      14,553
   Commercial mortgage ........................     62,746      51,529
Consumer, not secured by a real estate mortgage     15,851       6,411
                                                  --------    --------
Total .........................................   $255,965    $212,076
                                                  ========    ========

                                                    1996        1995
                                                  --------------------
Direct financing leases:
   Gross rents receivable .....................   $  6,902    $  7,804
   Unearned income ............................     (1,183)       (941)
                                                  --------    --------
   Total ......................................   $  5,719    $  6,863
                                                  ========    ========


     Direct financing leases are generally short-term equipment type leases. Future minimum lease payments as of March 31, 1996 are as follows: 1997, $2,829; 1998, $2,049; 1999, $1,102; 2000, $615; 2001, $288; and 2002, $19.
     Income on leases of $947, $1,854 and $3,030 is included in interest and fees on loans and leases for the fiscal years ended March 31, 1996, 1995 and 1994, respectively.

     Changes in the allowance for possible loan and lease losses for the fiscal years ended March 31, 1996 and 1995 are as follows:

                                              1996      1995
                                            ------------------

Balance at beginning of year ............   $ 3,832    $ 3,744
Provision for loan and lease losses .....     1,905      2,510
Loans and leases charged off ............    (1,985)    (4,398)
Recoveries ..............................       711      1,976
                                            -------    -------
Balance at end of year ..................   $ 4,463    $ 3,832
                                            =======    =======

     Although FSCM has a diversified loan and lease portfolio, a substantial natural geographic concentration of credit risk exists within FSCM's market area. FSCM's loan portfolio consists of commercial and commercial mortgage loans extending across many industry types, as well as to individuals. FSCM's leasing activities consisted primarily of financing arrangements. As of March 31, 1996, total loans and leases to any group of customers engaged in similar activities and having similar economic characteristics did not exceed 10% of total loans and leases.

Financial Services Corporation of the Midwest
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
(Dollars in Thousands, Except Per Share Amounts)


     The table below summarizes nonperforming assets as of March 31, 1996 and 1995:

                                                                1996       1995
                                                               -----------------
Nonaccrual loans and leases:
   Commercial, financial and agricultural ................     $  339     $1,076
   Direct financing leases ...............................         28         96
   Real estate
      Residential mortgage ...............................        388        419
        Construction .....................................         51         --
      Commercial mortgage ................................        427      1,020
   Consumer                                                        31         45
Other real estate owned ..................................        457        378
Accruing loans and leases past-due 90 days or more:
   Commercial, financial and agricultural ................         51          9
   Direct financing leases ...............................        103         --
   Real estate:
      Residential mortgage ...............................         --         17
                Construction .............................         25         --
                        Commercial mortgage ..............         --        297
              Consumer ...................................         10         --
                                                               -----------------
   Total .................................................     $ 1,924    $3,343
                                                               =================

     The interest income not recorded, but which would have been earned if the nonaccrual loans and leases as of March 31 had performed in accordance with their original terms, was $188 and $219 for the fiscal years ended March 31, 1996 and 1995, respectively.

     As of March 31, 1996, impaired loans totaled $780 for which $197 of the allowance for possible loan and lease losses was specifically allocated. The average impaired loans for the year ended totaled $1,849. The amount of interest which would have been earned if the impaired loans had performed in accordance with their original terms and the amount of interest income recognized on a cash basis was $47 and $44, respectively.

     Loans are made in the normal course of business to directors, executive officers and principal holders of equity securities of FSCM and to affiliated companies in which they have an equity interest. The terms of these loans, including interest rates and collateral, are similar to those prevailing for comparable transactions and do not involve more than a normal risk of collectibility. Changes in such loans during the fiscal years ended March 31, 1996 and 1995 were as follows:

                                                        1996     1995
                                                      ----------------

Balance at beginning of year ......................   $    61  $    98
New loans .........................................       709      150
Repayments.........................................      (134)    (162)
Loans participated to other financial
   institutions and other net changes .............      (550)     (25)
                                                      ----------------
Balance at end of year ............................   $    86  $    61
                                                      ================

     Unused lines of credit in the amount of $338 had been extended to directors as of March 31, 1996.

Financial Services Corporation of the Midwest
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
(Dollars in Thousands, Except Per Share Amounts)


(5)  Premises, Furniture and Equipment

     Premises, furniture and equipment as of March 31, 1996 and 1995 are summarized as follows:
                                                        1996       1995
                                                       -------    -------

Land ...............................                   $ 1,306    $ 1,139
Furniture and equipment ............                     5,545      3,996
Buildings and improvements .........                     6,691      5,308
Less accumulated depreciation ......                    (7,589)    (6,820)
                                                       -------    -------
   Total  ..........................                   $ 5,953    $ 3,623
                                                       =======    =======

     Depreciation expense included in the accompanying consolidated statements of income was $1,033 and $776 for the fiscal years ended March 31, 1996 and 1995, respectively.

(6)  Deposits

     The following is a maturity distribution of time certificates of deposit in denominations of $100 or more as of March 31, 1996 and 1995:

                                                                 1996     1995
                                                                -------  -------
            3 months or less............................        $ 4,181  $ 2,175
            Over 3 months through 6 months..............          9,706    2,582
            Over 6 months through 12 months.............          6,359    1,682
            Over 12 months..............................          4,703   14,733
                                                                ----------------
                  Total.................................        $24,949  $21,172
                                                                ================

(7)  Securities  Sold  Under  Agreements  to  Repurchase  and  Other  Short-Term
     Borrowings

     Securities sold under agreements to repurchase are treated as financings. The obligations to repurchase securities sold are reflected as a liability in the consolidated balance sheets and the dollar amount of securities underlying the agreements remains in investments. The carrying amount, including interest, and market value of securities sold under agreements to repurchase and the obligations to repurchase securities sold as of March 31, 1996 and 1995 are summarized as follows:

                                                1996                1995
                                         ------------------  ------------------
                                         Carrying   Market   Carrying   Market
                                          Amount     Value     Amount    Value
                                         --------   -------  --------   -------

U.S. Treasury securities ..............   $ 5,092   $ 5,112   $ 5,102   $ 5,082
Obligations of U.S. Government
   agencies and corporations securities 49,071 49,083 34,901 33,951 Mortgage backed obligations of federal
                         agencies .....    11,178    11,178        --        --
                                          -------   -------   -------   -------
      Total ...........................   $65,341   $65,373   $40,003   $39,033
                                          =======   =======   =======   =======
Securities sold under agreements to
   repurchase .........................   $48,846             $33,371
                                          =======             =======

Financial Services Corporation of the Midwest
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
(Dollars in Thousands, Except Per Share Amounts)


     The maturity distribution and weighted average interest rates of securities sold under agreements to repurchase as of March 31, 1996 are summarized as follows:
                                                                      Weighted
                                                                       Average
                                                          Amount        Rate
                                                         --------     --------

Overnight ............................................   $ 21,353       5.21%
Term up to 30 days ...................................      1,762       5.33
Term of 30 to 90 days  ...............................     18,174       5.35
Term over 90 days ....................................      7,557       5.35
                                                         --------------------
   Total .............................................   $ 48,846       5.29%
                                                         ====================

     Other short-term borrowings generally include federal funds purchased, which are overnight transactions, and interest-bearing demand notes due to the U.S. Treasury, which are generally called within several days. Other short-term borrowings of $1,500 and $366 as of March 31, 1996 and 1995, respectively, are comprised of interest-bearing demand notes due to the U.S. Treasury.

     Maximum and average balances and rates on aggregate short-term borrowings outstanding during the fiscal years ended March 31, 1996 and 1995 are as follows:

                                                        1996    1995
                                                      -------  -------

     Maximum month-end balance......................  $62,128  $38,143
     Weighted average balance for the year .........   44,528   25,932
     Weighted average interest rate for the year ...    5.51%    4.48%
     Weighted average interest rate at year-end.....    5.29     5.85

(8)  Notes Payable

     Notes payable as of March 31, 1996 and 1995 are summarized as follows:

                                                            1996           1995
                                                           -------       -------

     8.50% Notes, due December 1, 1999, uncollateralized   $ 4,500       $ 5,000
                                                           =======       =======

     Interest on the uncollateralized fixed rate 8.50% Notes dated December 1, 1992 is payable on the first of June and December. In addition to the $500 which was redeemed December 1, 1995, other mandatory redemptions in the amount of $500 are due on December 1, 1996, 1997 and 1998. The remaining $3,000 matures on December 1, 1999. FSCM may redeem any or all of the Notes at any time upon not less than a 30-day notice. The Notes are senior or on parity to any other uncollateralized debt. As of March 31, 1996, the Notes were senior in right of payment to $750 of MCDs and payable on parity with $500 of MCDs.

     As of March 31, 1996 FSCM had a variable rate $10,000 unrestricted line of credit available from a correspondent bank, none of which was in use. The line of credit is collateralized by a pledge of all of the stock of TRIB owned by FSCM and bears interest at a rate charged by banks to their most preferred customers ("prime") which was 8.25% at March 31, 1996.

     The most restrictive covenants under the correspondent bank loan agreement and the 8.50% Notes require, among other things, that:

Financial Services Corporation of the Midwest
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
(Dollars in Thousands, Except Per Share Amounts)


     Correspondent Bank Loan:

        FSCM must obtain approval to pay Common Stock dividends in excess of 30% of prior year's consolidated net income;

        Approval is required for fixed asset investments exceeding $250 for FSCM or outside TRIB's normal banking practices;

        FSCM must obtain approval before the incurrence of any additional debt and TRIB can incur debt only in the normal course of business;

        FSCM must obtain approval prior to making any investments exceeding $500 in other than short-term, cash management investments made in the normal course of business;

        FSCM and TRIB cannot issue any new stock nor can FSCM repurchase any of its stock from its directors or executive officers without prior approval and any other redemption of stock by FSCM is limited;

        Mergers or acquisitions require approval;

        FSCM and TRIB must maintain ratios of total capital (Tier 1 and Tier 2) to total assets not less than 6.00% and 7.50%, respectively (March 31, 1996 actual equaled 8.26% and 8.37%, respectively);

        TRIB must maintain a primary capital ratio not less than 5.50% (March 31, 1996 actual equaled 8.53%); and

        TRIB must maintain a return on average assets not less than 0.70% (March 31, 1996 actual equaled 1.16%).

     8.50% Notes:

        Fixed assets investments are limited to not greater than three percent of total assets on a consolidated basis; and

        FSCM and TRIB must maintain tangible net worths of not less than $14,000 and $17,000, respectively (March 31, 1996 actual equaled $24,583 and $28,814, respectively).

        Management believes that FSCM and TRIB were in compliance with all covenants as of March 31, 1996.

(9)  Mandatory Convertible Debentures ("MCDs")

     MCDs as of March 31, 1996 and 1995 are summarized as follows:

                                                      1996         1995
                                                     ------       ------

     MCDs issued March 31, 1989 ..............       $  425       $  425
     MCDs issued April 19, 1989 ..............          825          825
                                                     ------       ------
          Total                                      $1,250       $1,250
                                                     ======       ======

     On March 23, 1995, agreements were entered into by FSCM with each MCD holder whereby the mandatory conversion date on both issues of MCDs were extended until March 31, 2001.

     The MCDs bear interest at a rate of 1/2% below the reference rate of a correspondent bank (7.75% at March 31, 1996). The interest is payable quarterly on March 31, June 30, September 30, and December 31. The MCDs are held by directors and former directors of FSCM or members of their immediate families. Subject to a ninety day notice and obtaining any regulatory approvals or legal opinions necessary, the MCDs are convertible at any time prior to the extended conversion date at the option of the holders into a number of shares of FSCM's Common Stock determined by dividing the principal amount of the MCDs by a purchase price equal to $25 per share, as adjusted for any stock splits, stock dividends or other similar occurrences. The MCDs are subordinate to all senior indebtedness of FSCM and $750 of the MCDs are subordinate to the 8.50% Notes.

Financial Services Corporation of the Midwest
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
(Dollars in Thousands, Except Per Share Amounts)



(10) Income Taxes

     Income taxes for the fiscal years ended March 31, 1996 and 1995 are summarized as follows:

                                                          Federal    State
                                                          -------   -------
1996:
   Current .........                                      $ 2,121   $    23
   Deferred                                                  (376)       --
                                                          -------   -------
   Total ...........                                      $ 1,745   $    23
                                                          =======   =======
1995:
    Current ........                                      $ 1,622   $     3
   Deferred                                                  (109)       --
                                                          -------   -------
   Total ...........                                      $ 1,513   $     3
                                                          =======   =======

     Income taxes totaled $1,768 for 1996 and $1,516 for 1995 resulting in effective tax rates of 33.2% and 33.1%, respectively. The actual income taxes differ from the "expected" amounts (computed by applying the U.S. federal corporate income tax rate of 35% for the years 1996 and 1995, to income before income taxes) for such years as follows:

                                         1996       1995
                                        -------    -------

Computed "expected" amounts .........   $ 1,862    $ 1,604
Increase (decrease) resulting from:
   Effect of graduated tax rate .....       (53)       (45)
   Tax exempt interest income .......        (5)        (1)
   Life insurance policies ..........       (56)       (48)
   State taxes net of federal benefit        15          2
   Other, net .......................         5          4
                                        -------    -------
      Total                             $ 1,768    $ 1,516
                                        =======    =======

     The components of the net deferred income tax asset as of March 31, 1996 and 1995 are as follows:

                                                   1996       1995
                                                  -------    -------

Allowance for possible loan and lease losses ..   $   567    $   353
Book depreciation in excess of tax depreciation       358        256
Post-retirement benefits ......................        46         58
Loan origination fees .........................        16         16
Bonuses .......................................        44         31
Deferred insurance fee income .................       212        142
Vacation accrual ..............................        65         65
Prepaid expense ...............................       (55)       (56)
Net unrealized loss on available-for-sale
   securities net of taxes ....................       218         --
Other .........................................       (15)        (3)
                                                  -------    -------
      Total ...................................   $ 1,456    $   862
                                                  =======    =======

     FSCM had no valuation allowance for deferred tax assets as of March 31, 1996 or 1995. FSCM has a demonstrated record of profitability for the past ten years.

Financial Services Corporation of the Midwest
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
(Dollars in Thousands, Except Per Share Amounts)

(11) Preferred Stock

     Class A Preferred Stock - Fifty thousand shares, stated value $100 per share, were issued December 30, 1992 for a total consideration of $5,000. Costs associated with the issuance of the stock, $416, were charged to capital surplus. The stock pays quarterly cumulative dividends at a 9.25% per annum rate on the first of March, June, September and December. The holders have no voting rights except if the payment of dividends falls in arrears in an aggregate amount at least equal to the full accrued dividends for six quarterly dividend periods, in which case they will have the right to elect two representatives to the Board of Directors of FSCM and shall continue to have such right until all dividends in arrears have been paid or declared and set apart for payment. FSCM may redeem any or all of the stock, upon a thirty day notice, for the stated value plus any accrued and unpaid dividends at the redemption date. If the stock is still outstanding at December 1, 2002, holders of the stock have the option to convert the stock into FSCM's Common Stock according to a defined formula. Had all shares of Class A Preferred Stock converted at March 31, 1996, an additional 70,800 shares of FSCM's Common Stock would have been outstanding.

     Class B Preferred Stock - Holders of the one thousand shares of $500 stated value per share stock issued November 17, 1986 have no voting rights. Non cumulative dividends are based on a rate equal to 1% per annum in excess of the interest rates charged by a New York money center bank to its most preferred customers. The shares may be redeemed at stated value plus unpaid dividends by FSCM in whole or in part at any time. Holders have an option to convert the shares into a total of 11,111 shares of FSCM Common Stock. The Class B Preferred Stock is owned by certain directors of FSCM.

     Class C Preferred Stock - Twenty-four hundred shares of $425 stated value per share were issued September 10, 1992 for total consideration of $1,020 to certain directors of FSCM. The nonvoting, convertible stock pays quarterly cumulative dividends at an 8.50% per annum rate on the last day of March, June, September and December and is nonredeemable by FSCM. The Class C Preferred Stock is convertible into a total of 24,000 shares of FSCM's Common Stock at the option of the holders.

     Class D Preferred Stock - In June 1992, FSCM designated 250 shares with a stated value of $5,000 per share for the potential conversion of the MCDs. No agreement has ever been entered into authorizing conversion of the MCDs into shares of the Class D Preferred Stock.

     All classes of Preferred Stock have priority over Common Stock with respect to dividends, liquidation and redemption rights. Priority amongst the classes of Preferred Stock are in the following order, from highest to lowest: Class A, Class D, Class B, Class C.

(12) Treasury Stock Sale

     In both March 1996 and December 1994, FSCM sold 1,500 shares of Common Stock from treasury to the 401(k) defined contribution retirement plan sponsored by TRIB. The sale prices of $67.50 and $56.38 for the respective dates were based on independent stock appraisals' average per share fair market value for transactions involving small stock block sizes.

(13) Employee Benefit Plans

     An employee savings plan covers substantially all employees of FSCM and its subsidiary, TRIB. Under the plan, contributions of up to 2% of the participants' wages are made by the respective subsidiaries. Plan costs, which are charged to other expenses, were $41 and $40 for the years ended March 31, 1996 and 1995, respectively.

     FSCM provides certain health care and life insurance benefits for eligible retired employees. In order to qualify for the benefits, a full-time employee must, at retirement, be at least 55 years old and have completed a minimum of ten years of service. The benefits consist of up to a sixty dollars per month contribution by FSCM towards medical premium costs (up to seventy-five dollars per month for existing retirees) and the payment of life insurance premiums for coverage in the amount of two times the employee's salary at retirement, which benefit is reduced for each year of retirement. FSCM has the right to modify or terminate these benefits. Accrued post retirement benefit liabilities included in other liabilities as of March 31, 1996 and 1995 were $135 and $170, respectively. Net periodic post retirement benefit costs for the fiscal years ended March 31, 1996 and 1995 were $(20) and $(18), respectively.

Financial Services Corporation of the Midwest
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
(Dollars in Thousands, Except Per Share Amounts)

(14) Financial Instruments with Off-Balance-Sheet Risk

     In the normal course of business, FSCM is a party to financial instruments with off-balance-sheet risk to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated financial statements. FSCM's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, and to potential credit loss associated with letters of credit issued, is represented by the contractual amount of those instruments. FSCM uses the same credit policies in making commitments and conditional obligations as it does for loan and other such on-balance-sheet instruments.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

     Letters of credit are conditional commitments that are primarily issued to facilitate trade or support borrowing arrangements and generally expire in one year or less. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending credit to customers.

     As of March 31, 1996, FSCM had $3,412 of irrevocable letters of credit outstanding and had commitments to lend of approximately $35,336. No material losses are anticipated by management as a result of such transactions.

(15) Dividends and Regulatory Capital and Ratios

     In addition to the restriction on the payment of dividends by FSCM discussed in Note 8, the ability of FSCM to pay dividends to its stockholders is dependent upon the ability of TRIB to pay dividends to FSCM since FSCM has no other significant source of income. TRIB is subject to regulation by the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation under federal law and regulations, which limit the amount of dividends TRIB may pay to FSCM. The amount of dividends TRIB could pay FSCM as of March 31, 1996, without prior regulatory approval, which is limited by statute to the sum of net profits for the current year plus retained net profits of the preceding two years, was $6,071.

     Federal banking regulators (including the Federal Reserve Board which regulates FSCM), have established, and monitor compliance with, capital adequacy guidelines. These guidelines include the Tier 1 and total capital ratios which compare adjusted capital to that of risk weighted assets. Additionally, the leverage ratio is used to compare adjusted capital to total assets. A 3% minimum leverage ratio was established for institutions without any supervisory, financial or operational weaknesses or deficiencies. Most banking organizations, including FSCM and TRIB, are expected to maintain a leverage ratio of 100 to 200 basis points above this minimum depending on their financial condition. The capital guidelines established three measurement categories into which institutions are
     grouped;        well-capitalized,         adequately-capitalized        and
     less-than-adequately-capitalized. The table below reflects that FSCM and TRIB exceeded the regulatory capital guidelines for the well-capitalized status as of March 31, 1996 and 1995.

Financial Services Corporation of the Midwest
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
(Dollars in Thousands, Except Per Share Amounts)

                                                                                              Regulatory Requirements
                                                    FSCM                        TRIB          -----------------------
                                           -----------------------    -----------------------               Well
                                             1996         1995          1996         1995      Minimum   Capitalized
                                           ---------    ----------    ----------   ----------  --------- -----------
Risk-based capital ratios:
    Tier 1 capital ....................        8.97%         9.28%        10.56%       11.71%      4.00%     6.00%
    Total capital .....................       11.66         13.15         11.82        12.96       8.00     10.00
Leverage ratio ........................        6.83          6.78          8.05         8.56       3.00      5.00

Stockholders' equity ..................   $  24,287     $  21,961     $  28,519    $  26,606
Preferred stock limitation1 ...........          --          (706)           --           --
Net unrealized loss on available-
     for- sale securities, net of taxes         422            --           422           --
Intangible assets .....................        (140)         (193)           --           --
                                          --------------------------------------------------
     Tier 1 capital ...................      24,569        21,062        28,941       26,606
Supplementary capital .................       7,387         8,794         3,437        2,840
                                          --------------------------------------------------
     Total capital ....................   $  31,956     $  29,856     $  32,378    $  29,446
                                          ==================================================
Total adjusted average assets .........   $ 359,486     $ 310,820     $ 359,449    $ 310,785
                                          ==================================================
Risk weighted assets ..................   $ 273,981     $ 227,040     $ 273,972    $ 227,235
                                          ==================================================

1 Cumulative Preferred Stock is limited to 25% of the total Tier 1 capital; any excess qualifies as supplementary capital.

(16) Supplemental Disclosures of Cash Flow and Other Information

     Cash paid during the fiscal years ended March 31, 1996 and 1995 for:

                                          1996            1995
                                         -------         -------
Interest .......................         $15,213         $10,001
Income taxes ...................           1,855           1,450

     During fiscal 1996 investment securities totaling $34,999 were reclassified from held-to-maturity to available-for-sale. See Note 1(b).

     The  consolidated   statements  of  cash  flows  excludes  certain  noncash
     transactions that had no significant effects on the investing or financing activities of FSCM.

(17) Fair Value of Financial Instruments

     The following information as of March 31, 1996 and 1995 was provided in compliance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." Quoted market prices, when available, were used as the measure of fair value. When quoted market prices were not available, fair values were based on discounted cash flow valuation techniques. These derived fair values, which were founded on assumptions relative to the timing of future cash flows and the discount rates, are inherently subjective in nature and involve matters of judgment. It is FSCM's intent to hold most of its financial instruments to maturity and therefore the fair values reflected below will probably not be realized. Because of the assumptions on which the fair market value information are based, FSCM's fair value information is not necessarily comparable to that of another financial institution. The aggregate fair value amounts presented should in no way be construed to represent management's estimation of the underlying value of FSCM as of March 31, 1996 or 1995.

Financial Services Corporation of the Midwest
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
(Dollars in Thousands, Except Per Share Amounts)


                                                                             1996                  1995
                                                                     -------------------   -----------------
                                                                     Carrying    Fair      Carrying   Fair
                                                                      Value      Value      Value     Value
                                                                     --------   --------   -------   -------
Financial Assets:
   Cash and due from banks ......................................    $ 14,423   $ 14,423   $13,955   $13,955
   Interest-bearing deposits with other financial
      institutions ..............................................       4,861      4,861       198       198
   Federal funds sold ...........................................      11,900     11,900    32,900    32,900
   Investment securities:
      Held to maturity ..........................................      29,115     29,072    71,822    69,852
      Available for sale ........................................      61,308     61,308        --        --
   Loans and leases, net ........................................     251,502    252,585   208,244   206,935
   Accrued interest receivable ..................................       2,653      2,653     1,960     1,960
   Other financial assets  ......................................         127        127       327       327

            Financial Liabilities:
               Deposits:
                  Demand ........................................      36,286     36,286    33,496    33,496
                  N.O.W. accounts ...............................      24,420     24,420    23,974    23,974
                  Savings  ......................................      41,814     41,814    42,823    42,823
                  Insured money market ..........................       8,638      8,638     8,830     8,830
                  Other time ....................................     190,660    192,030   162,488   161,137
               Securities sold under agreements to repurchase ...      48,846     48,805    33,371    33,297
               Other short-term borrowings ......................       1,500      1,500       366       366
               Notes payable ....................................       4,500      4,410     5,000     4,950
               Mandatory convertible debentures .................       1,250      1,250     1,250     1,250
               Other financial liabilities ......................       2,862      2,862     2,243     2,243

     The estimated fair values of investment securities were generally based on quoted market prices. For variable rate financial instruments, the carrying amount was considered to be a reasonable estimate of fair value. For fixed-rate financial instruments, the fair value was determined by discounting contractual cash flows using rates which could have been earned for assets and liabilities with similar characteristics issued as of the balance sheet date.

(18) Earnings Per Common Share Data

     The following information was used in the computation of earnings per common share on both a primary and fully diluted basis for the fiscal years ended March 31, 1996 and 1995:

                                                          1996         1995
                                                       ---------    ---------

    Net income .....................................   $   3,553    $   3,068
    Accrued preferred dividends ....................        (598)        (594)
                                                       ---------    ---------
       Primary earnings ............................       2,955        2,474
    MCDs interest expense, net of tax ..............          68           61
    Accrued convertible preferred dividends ........         598          594
                                                       ---------    ---------
       Fully diluted earnings ......................   $   3,621    $   3,129
                                                       =========    =========

    Weighted average common shares outstanding .....     175,123      174,079
    Weighted average common shares
       issuable upon conversion of:
       MCDs ........................................      50,000       50,000
       Class A Preferred Stock .....................      75,093       84,606
       Class B Preferred Stock .....................      11,111       11,111
       Class C Preferred Stock .....................      24,000       24,000
                                                       ---------    ---------
    Weighted average common and contingently
       issuable common shares outstanding ..........     335,327      343,796
                                                       =========    =========

Financial Services Corporation of the Midwest
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
(Dollars in Thousands, Except Per Share Amounts)


     No conversions occurred during the years presented .

(19) Parent Company Only Financial Information

     Condensed financial information for FSCM was as follows:

 Balance Sheets
 March 31,                                          1996      1995
 -------------------------------------------------------------------

 Assets
 Cash and short-term investments ..............   $ 1,546   $  1,568
 Investment in TRIB ...........................    28,519     26,606
 Due from TRIB ................................        46         --
 Other assets .................................       141        423
 Deferred income taxes ........................         8          8
                                                  ------------------
          Total ...............................   $30,260    $28,605
                                                  ==================
 Liabilities and Stockholders' Equity
 Liabilities:
    Accounts payable and accrued liabilities ..   $   223   $    394
    Notes payable .............................     4,500      5,000
    Mandatory convertible debentures ..........     1,250      1,250
                                                  ------------------
          Total liabilities ...................     5,973      6,644
                                                  ------------------
Stockholders' equity:
      Preferred Stock .........................     6,520      6,520
      Common Stock ............................   170 170
      Capital surplus .........................     2,574      2,521
      Net unrealized loss on available-for-sale
         securities, net of taxes .............      (422)        --
      Retained earnings .......................    20,694     18,047
      Treasury Stock ..........................    (5,249)    (5,297)
                                                  ------------------
            Total stockholders' equity ........    24,287     21,961
                                                  ------------------
            Total .............................   $30,260    $28,605
                                                  ==================

Statements of Income
Years Ended March 31,                                 1996     1995
--------------------------------------------------------------------

Operating revenue:
   Dividends received from TRIB                       1,813   $1,562
   Other income ..................................       44       45
                                                     ------   ------
         Total operating revenue .................    1,857    1,607
                                                     ------   ------
Operating expenses:
   Professional fees .............................      192      206
   Other operating expenses ......................      252      550
   Interest expense:
      Interest on notes payable ..................      425      425
      Interest on mandatory convertible debentures      103       92
                                                     ------   ------
         Total operating expenses ................      958      971
                                                     ------   ------
         Net operating  income ...................      636      310
Equity in undistributed earnings of TRIB .........    2,335    2,118
                                                     ------   ------
      Income before income tax benefit ...........    3,234    2,754
Income tax benefit ...............................      319      314
                                                     ------   ------
Net income .......................................   $3,553   $3,068
                                                     ======   ======

Financial Services Corporation of the Midwest
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
(Dollars in Thousands, Except Per Share Amounts)


Statements of Cash Flows
Years Ended March 31,                                              1996      1995
----------------------------------------------------------------------------------
Cash Flows From Operating Activities:
   Net income .................................................   $ 3,553  $ 3,068
   Adjustments to reconcile net income to
            Net cash provided by operating activities:
            Depreciation and amortization .....................        53       53
            Equity in undistributed earnings of subsidiaries ..    (2,335)  (2,118)
            (Increase) decrease in other assets ...............       183     (146)
            Increase (decrease) in other liabilities ..........      (171)     118
                                                                  -------   ------
    Net cash provided by operating activities .................     1,283      975
                                                                  -------   ------
Cash Flows From Financing Activities:
    Payments on notes payable .................................      (500)      --
    Cash dividends paid .......................................      (906)    (848)
    Sale of Treasury Stock ....................................       101       85
                                                                  -------   ------
       Net cash used by financing activities ..................    (1,305)    (774)
                                                                  -------   ------
       Net increase (decrease) in cash and cash equivalents ...       (22)     201
       Cash and cash equivalents at the beginning of the year .     1,568    1,367
                                                                  -------  -------
    Cash and cash equivalents at the end of the year ..........   $ 1,546  $ 1,568
                                                                  =======  =======

FINANCIAL SERVICES CORPORATION OF THE MIDWEST

CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands, Except Per Share Amounts)

                                                                                                               (Unaudited)
                                                                                                       ----------------------------
                                                                                                       December  31,      March 31,
                                                                                                           1996             1996
                                                                                                       -------------      ---------
ASSETS
Cash and due from banks ..........................................................................       $  23,727        $  14,423
Interest-bearing deposits with other financial institutions ......................................           4,977            4,861
Investment securities:
    Held-to-maturity (approximate market value December 31, 1996-$33,684 and
        March 31, 1996-$29,072) ..................................................................          33,632           29,115
    Available-for-sale (amortized cost December 31, 1996-$64,635 and
            March 31, 1996-$61,948) ..............................................................          64,245           61,308
Federal funds sold ...............................................................................           6,200           11,900

Loans and direct financing leases ................................................................         284,317          255,965
    Less:  Allowance for possible loan and lease losses ..........................................          (5,508)          (4,463)
                                                                                                         ---------        ---------
        Total loans and leases, net ..............................................................         278,809          251,502

Premises, furniture and equipment, net ...........................................................           5,467            5,953
Accrued interest receivable ......................................................................           3,178            2,653
Other real estate, net ...........................................................................             193              457
Other assets .....................................................................................           5,753            4,795
                                                                                                         ---------        ---------
        Total ....................................................................................       $ 426,181        $ 386,967
                                                                                                         =========        =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Deposits:
    Noninterest-bearing demand ...................................................................       $  42,576        $  36,286
    Interest-bearing:
        N.O.W. accounts ..........................................................................          24,011           24,420
        Savings ..................................................................................          37,432           41,814
        Insured money market .....................................................................          37,089            8,638
        Other time ...............................................................................         200,362          190,660
                                                                                                         ---------        ---------
        Total deposits ...........................................................................         341,470          301,818

Accounts payable and accrued liabilities .........................................................           6,057            4,766
Securities sold under agreements to repurchase ...................................................          39,508           48,846
Other short-term borrowings ......................................................................           1,224            1,500
Notes payable ....................................................................................          10,000            4,500
Mandatory convertible debentures .................................................................           1,250            1,250
                                                                                                         ---------        ---------
        Total liabilities ........................................................................         399,509          362,680
                                                                                                         ---------        ---------

Stockholders' equity:
Capital stock:
    Preferred, no par value; authorized, 100,000 shares:
        Class A Preferred Stock, stated value $100 per share; authorized, 50,000 shares;
           issued and outstanding:  50,000 shares ................................................           5,000            5,000
        Class B Preferred Stock, stated value $500 per share; authorized, 1,000 shares;
           issued and outstanding:  1,000 shares .................................................             500              500
        Class C Preferred Stock, stated value $425 per share; authorized, 2,400
           shares; issued and outstanding:  2,400 shares .........................................           1,020            1,020
    Common, par value $.50 per share; authorized, 600,000 shares;
        issued:  340,662 shares; outstanding:  176,611 shares ....................................             170              170
Capital surplus ..................................................................................           2,574            2,574
Net unrealized loss on available-for-sale securities, net of taxes ...............................            (257)            (422)
Retained earnings ................................................................................          22,914           20,694
Treasury stock ...................................................................................          (5,249)          (5,249)
                                                                                                         ---------        ---------
                  Total stockholders' equity .....................................................          26,672           24,287
                                                                                                         ---------        ---------
                  Total ..........................................................................       $ 426,181        $ 386,967
                                                                                                         =========        =========

FINANCIAL SERVICES CORPORATION OF THE MIDWEST

CONSOLIDATED STATEMENTS OF INCOME
(Dollars in Thousands, Except Per Share Amounts)

                                                                                 (Unaudited)                       (Unaudited)
                                                                             ------------------------      ------------------------
                                                                                Nine Months Ended              Three Months Ended
                                                                                   December 31,                    December 31,
                                                                             ------------------------      ------------------------
                                                                               1996           1995           1996           1995
                                                                             ---------      ---------      ---------      ---------
Interest income:
    Interest and fees on loans and leases .............................      $  20,616      $  17,772      $   7,231      $   6,361
    Interest on investment securities .................................          4,369          3,520          1,466          1,305
    Interest on federal funds sold ....................................            382            941            200            212
    Interest on interest-bearing deposits with other financial
            institutions ..............................................            197              6             68              2
                                                                             ---------      ---------      ---------      ---------
        Total interest income .........................................         25,564         22,239          8,965          7,880
                                                                             ---------      ---------      ---------      ---------
Interest expense:
    Interest on deposits ..............................................         10,711          9,464          3,814          3,247
    Interest on securities sold under agreements to repurchase ........          1,817          1,719            549            684
    Interest on other short-term borrowings ...........................             69             58             20             27
    Interest on notes payable .........................................            343            315            152            102
    Interest on mandatory convertible debentures ......................             73             78             24             26
                                                                             ---------      ---------      ---------      ---------
        Total interest expense ........................................         13,013         11,634          4,559          4,086
                                                                             ---------      ---------      ---------      ---------
        Net interest income ...........................................         12,551         10,605          4,406          3,794
Provision for possible loan and lease losses ..........................          2,000          1,380            950            650
                                                                             ---------      ---------      ---------      ---------
        Net interest income after provision for possible loan
                   and lease losses ...................................         10,551          9,225          3,456          3,144
                                                                             ---------      ---------      ---------      ---------
Other income:
    Trust fees ........................................................            333            222            133             (2)
    Investment securities gains .......................................             --             11             --             11
    Loan servicing fees ...............................................            552            503            188            170
    Gain on sales of loans and leases .................................            287            265            107             93
    Service charges on deposit accounts ...............................            849            795            296            259
    Insurance commissions .............................................            157            221              8             84
    Other .............................................................            554            417            193            159
                                                                             ---------      ---------      ---------      ---------
        Total other income ............................................          2,732          2,434            925            774
                                                                             ---------      ---------      ---------      ---------

Other expenses:
    Salaries and employee benefits ....................................          4,706          4,326          1,542          1,533
    Occupancy, net ....................................................            633            571            209            262
    Insurance .........................................................             86            254             31             60
    Equipment .........................................................            741            692            257            353
    Data processing ...................................................            503            400            175            137
    Advertising .......................................................            295            290             65             58
    Other operating ...................................................          1,663          1,189            619            226
                                                                             ---------      ---------      ---------      ---------
        Total other expenses ..........................................          8,626          7,722          2,898          2,629
                                                                             ---------      ---------      ---------      ---------
        Income before income taxes ....................................          4,657          3,937          1,483          1,289
Income taxes ..........................................................          1,725          1,294            592            417
                                                                             ---------      ---------      ---------      ---------
Net income ............................................................      $   2,932      $   2,643      $     891      $     872
                                                                             =========      =========      =========      =========
Net income available for Common Stock .................................      $   2,485      $   2,194      $     743      $     722
                                                                             =========      =========      =========      =========
Earnings per common share:
Primary ...............................................................      $   14.07      $   12.53      $    4.21      $    4.12
                                                                             =========      =========      =========      =========
Fully diluted .........................................................      $    9.06      $    8.03      $    2.77      $    2.67
                                                                             =========      =========      =========      =========

Weighted average common shares outstanding ............................        176,611        175,111        176,611        175,111
                                                                             =========      =========      =========      =========
Weighted average common and contingently issuable
 common shares outstanding ............................................        328,838        335,421        326,961        332,744
                                                                             =========      =========      =========      =========

FINANCIAL SERVICES CORPORATION OF THE MIDWEST

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Dollars in Thousands, Except Per Share Amounts)



                                                                                                     Net
                                                                                                 Unrealized
                                                                                                   Loss on
                                                         Preferred Stock                         Available-
Nine Months Ended                                   -------------------------   Common   Capital   For-Sale  Retained   Treasury
December 31, 1996 (Unaudited)                       Class A  Class B  Class C    Stock   Surplus Securities1 Earnings     Stock
-------------------------------------------------   -------  -------  -------  -------   ------- ----------- --------   --------
Balance at March 31, 1996........................   $5,000   $  500    $1,020  $   170    $2,574 $    (422)  $20,694    $(5,249)
Net income.......................................      ---      ---       ---      ---       ---       ---     2,932        ---
Change in net unrealized loss on
   available-for-sale securities1 ...............      ---      ---       ---      ---       ---       165       ---        ---
Cash dividends declared:
   Class A Preferred, $6.94 per share............      ---      ---       ---      ---       ---       ---     (347)        ---
   Class B Preferred, $34.85 per share...........      ---      ---       ---      ---       ---       ---      (35)        ---
   Class C Preferred, $27.09 per share...........      ---      ---       ---      ---       ---       ---      (65)        ---
   Common, $1.50 per share ......................      ---      ---       ---      ---       ---       ---     (265)        ---
                                                    ------   ------    ------   ------    ------    ------   -------    -------
Balance at December 31, 1996.....................   $5,000   $  500    $1,020   $  170    $2,574    $ (257)  $22,914    $(5,249)
                                                    ======   ======    ======   ======    ======    ======   =======    =======


Nine Months Ended
December 31, 1995 (Unaudited)
-------------------------------------------------

Balance at March 31, 1995........................   $5,000   $  500    $1,020  $   170    $2,521  $    ---   $18,047    $(5,297)
Net income.......................................      ---      ---       ---      ---       ---       ---     2,643        ---
Change in net unrealized gain on
   available-for-sale securities1 ...............      ---      ---       ---      ---       ---       174       ---        ---
Cash dividends declared:
   Class A Preferred, $6.94 per share............      ---      ---       ---      ---       ---       ---     (347)        ---
   Class B Preferred, $37.02 per share...........      ---      ---       ---      ---       ---       ---      (37)        ---
   Class C Preferred, $27.09 per share...........      ---      ---       ---      ---       ---       ---      (65)        ---
   Common, $1.26 per share ......................      ---      ---       ---      ---       ---       ---     (221)        ---
                                                    ------   ------    ------   ------   -------   -------   -------    -------
Balance at December 31, 1995.....................   $5,000   $  500    $1,020   $  170   $ 2,521   $   174   $20,020    $(5,297)
                                                    ======   ======    ======   ======   =======   =======   =======    =======

1 Net of taxes

FINANCIAL SERVICES CORPORATION OF THE MIDWEST

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in Thousands)

                                                                                                                  (Unaudited)
                                                                                                           ------------------------
                                                                                                               Nine Months Ended
                                                                                                                 December 31,
                                                                                                           ------------------------
                                                                                                             1996            1995
                                                                                                           --------        --------
Cash Flows From Operating Activities:
Net income .........................................................................................       $  2,932        $  2,643
Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization ..................................................................            937             670
    Provision for possible loan and lease losses ...................................................          2,000           1,380
    Gain on sale of investment securities available-for-sale .......................................             --             (11)
    Investment amortization ........................................................................            183             113
    Loans and leases originated for sale ...........................................................        (25,928)        (49,694)
    Proceeds from sales of loans and leases ........................................................         35,057          49,034
    Gain on sales of loans and leases ..............................................................           (287)           (265)
    Increase in interest receivable ................................................................           (525)         (1,265)
    Increase in interest payable ...................................................................            667           1,021
    (Increase) decrease in other assets ............................................................         (1,068)            283
    Increase in other liabilities ..................................................................            624             629
                                                                                                           --------        --------
Net cash provided by operating activities ..........................................................         14,592           4,538
                                                                                                           --------        --------

Cash Flows From Investing Activities:
Net decrease in federal funds sold .................................................................          5,700          14,900
Net (increase) decrease in interest-bearing deposits with other financial institutions .............           (116)            181
Purchase of investment securities held-to-maturity .................................................        (14,542)        (16,076)
Proceeds from maturity or call of investment securities held-to-maturity ...........................         10,000          19,000
Purchase of investment securities available-for-sale ...............................................        (12,629)        (34,790)
Proceeds from maturity or call of investment securities available-for-sale .........................          9,784              --
Proceeds from sales of investment securities available-for-sale ....................................           --             7,152
Net increase in loans and leases ...................................................................        (38,149)        (31,964)
Net increase in other investing activities .........................................................           (162)         (3,404)
                                                                                                           --------        --------
Net cash used in investing activities ..............................................................        (40,114)        (45,001)
                                                                                                           --------        --------

Cash Flows From Financing Activities:
Net increase in deposits ...........................................................................         39,652          20,986
Net increase (decrease) in short-term borrowings ...................................................         (2,668)         13,696
Proceeds from other borrowings .....................................................................         36,642          27,259
Payments on other borrowings .......................................................................        (43,588)        (19,809)
Proceeds from bank note advance ....................................................................          1,210              --
Payments on bank note advance ......................................................................         (1,210)             --

Issuance of notes payable ..........................................................................         10,000              --
Redemption of notes payable ........................................................................         (4,500)           (500)
Cash dividends paid on Preferred Stock .............................................................           (447)           (449)
Cash dividends paid on Common Stock ................................................................           (265)           (221)
                                                                                                           --------        --------
Net cash provided by financing activities ..........................................................         34,826          40,962
                                                                                                           --------        --------

Net increase in cash and due from banks ............................................................          9,304             499
Cash and due from banks at the beginning of the year ...............................................         14,423          13,955
                                                                                                           --------        --------
Cash and due from banks at the end of the period ...................................................       $ 23,727        $ 14,454
                                                                                                           ========        ========

                 Summary of Financial and Pro Forma Information
                (Dollars in Thousands, Except Per Share Amounts)

                                                              Nine Months Ended                          Fiscal Years Ended
                                                   --------------------------------------       -----------------------------------
                                                   Pro Forma      12/31/96       12/31/95       Pro Forma      03/31/96    12/31/95
                                                   ---------      --------       --------       ---------      --------    --------
Income Statement:
Interest income ................................   $ 25,564       $ 25,564       $ 22,239       $ 30,271       $ 30,271    $ 24,571
Interest expense ...............................     13,076(1)      13,013         11,634         15,917(1)      15,833      10,707
                                                   --------       --------       --------       --------       --------    --------
         Net interest expense ..................     12,488         12,551         10,605         14,354         14,438      13,864
Provision for  possible loan and lease losses ..      2,000          2,000          1,980          1,905          1,905       2,510
                                                   --------       --------       --------       --------       --------    --------
         Net  interest  income  after provision
           for possible loan and lease losses...     10,488         10,551          9,225         12,449         12,533      11,354

Other income ...................................      2,732          2,732          2,434          3,315          3,315       3,149
Other expense ..................................      8,636(2)       8,626          7,722         10,537(2)      10,527       9,919
Income taxes ...................................      1,700(3)       1,725          1,294          1,736(3)       1,768       1,516
                                                   --------       --------       --------       --------       --------    --------
         Net income ............................   $  2,884       $  2,932       $  2,643       $  3,491       $  3,553    $  3,068
                                                   ========       ========       ========       ========       ========    ========

Earnings per common share:
         Primary ...............................   $  14.73       $  14.07       $  12.53       $  17.64       $  16.87    $  14.21
         Fully diluted .........................      10.03           9.06           8.03          12.24          10.80        9.10
Weighted average common shares
   outstanding .................................    165,500(4)     176,611        175,111        164,012(4)     175,123     174,079
Weighted average common and contingently
   issuable common shares outstanding ..........    292,277(5)     328,838        335,421        290,789(5)     335,327     343,796

Earnings to Fixed Charge Ratios:
Consolidated:
         Excluding interest on deposits ........       2.40           2.45           2.31           2.25           2.30        2.72
         Including interest on deposits ........       1.35           1.35           1.34           1.33           1.33        1.43
Parent company only ............................       1.18           1.27           1.21           1.17           1.26        1.04

Balance Sheet:
Interest-earning assets ........................   $387,863       $387,863                      $358,686       $358,686    $313,164
Noninterest-earning assets .....................     38,318         38,318                        28,281         28,281      24,290
                                                   --------       --------                      --------       --------    --------
         Total assets                               426,181        426,181                       386,967        386,967     337,454
                                                   --------       --------                      --------       --------    --------

Deposits .......................................    341,470        341,470                       301,818        301,818     271,611
Other interest-bearing liabilities .............     53,002(1)      51,982                        57,116(1)      56,096      39,987
Other noninterest-bearing liabilities ..........      6,057          6,057                         4,766          4,766       3,895
                                                   --------       --------                      --------       --------    --------
         Total liabilities .....................    400,529        399,509                       363,700        362,680     315,493
                                                   --------       --------                      --------       --------    --------
Common Stock ...................................        170            170                           170            170         170
Preferred Stock ................................      6,520          6,520                         6,520          6,520       6,520
Capital surplus ................................      2,574          2,574                         2,574          2,574       2,521
Net unrealized loss on available-for-sale
   securities, net of taxes ....................       (257)          (257)                         (422)          (422)         --
Retained earnings ..............................     22,914         22,914                        20,694         20,694      18,047
Treasury Stock .................................     (6,269)        (5,249)                       (6,269)        (5,249)     (5,297)
                                                   --------       --------                      --------       --------    --------
         Total stockholders' equity                  25,652         26,672                        23,267         24,287      21,961
                                                   --------       --------                      --------       --------    --------
Book Value Per Common Share:
Book value .....................................   $ 115.60       $ 114.10                      $ 101.19       $ 100.60    $  88.18
Book  value  assuming  conversion  of man-
   datory convertible debentures and
   convertible Preferred Stock .................      92.04          85.87                         83.88          76.80       68.35

1 FSCM draws $1,020 on its 8.25% line of credit - $1,000 for 11,111 shares of Common Stock at $90 per share and $20 in costs to acquire the Treasury Stock.

2    Expense of $10 incurred in the redemption of the Class A Preferred Stock.

3    A 34% effective income tax rate.

4    Less 11,111 shares of Common Stock acquired at $90 per share.

5 Reduction in the weighted average number of common shares contingently issuable from the conversion of the Class A Preferred Stock; for the pro forma and nine month period ended December 31, 1996 - 41,666 and 67,116 shares, respectively; for the pro forma and actual fiscal year ended March 31, 1996 - 41,666 and 75,099 shares, respectively.

                                  EXHIBIT INDEX

Description of Exhibits                                                 Page No.

(a)(1)        Offer to Purchase.

(a)(2)(i)     Form of Letter of Transmittal.

(a)(2)(ii)    Form of Notice of Guaranteed Delivery.

(a)(3)(i) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(3)(ii) Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(3)(iii)   Form of Letter to Shareholders.

(b)(1) Loan Agreement dated December 15, 1992 by and between FSCM and the Bank and amendments thereto dated March 14, 1996 and July 27, 1996.

(b)(2) Revolving Business Note dated July 31, 1996 made payable by FSCM to the Bank.

(c) Depositary Agreement dated as of May 12, 1997 between FSCM and Illinois Stock Transfer Company.

                                                                    Exhibit a(1)


                  FINANCIAL SERVICES CORPORATION OF THE MIDWEST

                     OFFER TO PURCHASE FOR CASH UP TO 83,000
                      OF ITS ISSUED AND OUTSTANDING SHARES
                       OF COMMON STOCK AT $90.00 PER SHARE

--------------------------------------------------------------------------------
               THE OFFER, THE PRORATION PERIOD AND THE WITHDRAWAL
-------------------------------------------------------------------------------
          RIGHTS WILL EXPIRE AT 5:00 P.M., ROCK ISLAND, ILLINOIS TIME,
                 ON JUNE 13, 1997, UNLESS THE OFFER IS EXTENDED.

To the Common Stock Shareholders of
Financial Services Corporation of the Midwest:

Financial Services Corporation of the Midwest ("FSCM"), a one-bank holding company incorporated under Delaware law, is offering to purchase for cash up to 83,000 of its issued and outstanding shares (the "Shares") of Common Stock, par value $.50 per share (the "Common Stock"), for $90.00 per share in cash, subject to the terms and conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which together constitute the "Offer"). THE OFFER EXPIRES AT 5:00 P.M., ROCK ISLAND, ILLINOIS TIME, ON JUNE 13, 1997, UNLESS EXTENDED (THE "EXPIRATION DATE"). If more than 83,000 Shares are duly tendered and not withdrawn prior to the expiration of the Offer, FSCM then will purchase 83,000 Shares from tendering shareholders (with adjustments to avoid fractional Shares), in accordance with the terms and conditions specified in this Offer to Purchase, pro rata in proportion to the number of Shares tendered by each shareholder during the period the Offer remains open as compared to the total number of Shares of Common Stock duly tendered in the Offer, unless FSCM determines not to purchase any Shares in the Offer. Subject to the terms and conditions of the Offer, FSCM will (subject to such possible proration) accept any and all Shares validly tendered and not withdrawn on or prior to the Expiration Date. See Section 5. FSCM reserves the right to terminate the Offer upon the occurrence of the conditions set forth in Section 5 or to amend the Offer at any time on or prior to the Expiration Date.

Tenders may be withdrawn  at any time on or prior to the  Expiration  Date.  See
Section 3.

The purposes of the Offer are twofold. The first is to provide an opportunity to FSCM's Common Stock shareholders to sell their Shares, thus increasing the liquidity of the Common Stock. The Common Stock otherwise is illiquid, as it is not traded on any exchange or quoted on any quotations system. In addition, Shares of Common Stock are being repurchased by FSCM to make them available to employees of THE Rock Island Bank, National Association ("TRIB"), FSCM's wholly-owned subsidiary, under TRIB's 401(k) Plan.

The Offer is being made to all Common Stock shareholders of FSCM and is not conditioned upon the tender of any minimum number of FSCM's outstanding Shares.

To prevent federal income tax backup withholding equal to 31% of the gross payments made pursuant to this Offer, each U.S. shareholder must have submitted to Illinois Stock Transfer Company (the "Transfer Agent") a correct, completed, and signed Form W-9 or Substitute Form W-9, or other confirmation of an exemption from backup withholding requirements. The Letter of Transmittal contains a Substitute Form W-9.

NEITHER FSCM NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SUCH SHAREHOLDER'S SHARES. SHAREHOLDERS ARE URGED TO EVALUATE CAREFULLY ALL INFORMATION IN THE OFFER, CONSULT THEIR OWN INVESTMENT AND TAX ADVISERS AND MAKE THEIR OWN DECISIONS AS TO WHETHER TO TENDER THEIR SHARES.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

This Offer is subject to certain conditions, including any required approval of the Offer by the Board of Governors of the Federal Reserve System. See Section 5.

IMPORTANT

If you want to tender your Shares, you should either: (1) complete and sign the Letter of Transmittal (or a photocopy or facsimile thereof bearing original signature(s) and any required signature guarantees) and mail or deliver it along with such Shares (in proper certificated or uncertificated form) and any other documents required by the Letter of Transmittal, to the Transfer Agent in the enclosed envelope; or (2) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such firm if you desire to tender your Shares. Shareholders are not required to pay a service charge to FSCM or the Transfer Agent in connection with their tender of Shares, but they may be charged a fee by a broker, dealer or other institution for processing the tender requested.

If you have lost the stock certificate(s) evidencing your Shares of Common Stock, please contact Illinois Stock Transfer Company, the Transfer Agent, by telephone at (312) 427-2953 or at the appropriate address set forth below.

IF YOU DO NOT WISH TO TENDER YOUR SHARES, YOU NEED NOT TAKE ANY ACTION.

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF FSCM AS TO WHETHER SHAREHOLDERS SHOULD TENDER SHARES PURSUANT TO THE OFFER. ANY SUCH RECOMMENDATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY FSCM.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY FSCM.

THIS OFFER TO PURCHASE DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY FSCM OR ANY OTHER PERSON FOR THE PURCHASE OF ANY SECURITIES OTHER THAN THE SECURITIES COVERED BY THIS OFFER TO PURCHASE. THE OFFER IS NOT BEING MADE TO, AND TENDERS WILL NOT BE ACCEPTED FROM OR ON BEHALF OF, HOLDERS OF SHARES IN ANY JURISDICTION IN WHICH THE MAKING OF THE OFFER OR ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. HOWEVER, FSCM MAY, IN ITS SOLE DISCRETION, TAKE SUCH ACTION AS IT MAY DEEM NECESSARY TO MAKE THE OFFER IN ANY SUCH JURISDICTION AND TO EXTEND THE OFFER TO HOLDERS OF SHARES IN SUCH JURISDICTION.

Questions and requests for assistance may be directed to the Transfer Agent by telephone at (312) 427-2953 or at the appropriate address set forth below or to Ms. Patricia A. Zimmer at FSCM at the address and telephone number set forth below. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may also be directed to the Transfer Agent or to Ms. Zimmer. Shareholders who do not own Shares directly may also obtain such information and copies from their broker, dealer, commercial bank, trust company or other nominee and are required to tender their Shares through such firm.

May 12, 1997                       FINANCIAL SERVICES CORPORATION OF THE MIDWEST
                                   224 - 18th Street, Suite 202
                                   Rock Island, Illinois  61201-8719
                                   Telephone:  (309) 794-1122, extension 1301

                    Contact: Illinois Stock Transfer Company
                          By facsimile: (312) 427-2879
               To call for additional information: (312) 427-2953


BY MAIL:                                  BY OVERNIGHT COURIER:                      BY HAND:

Illinois Stock Transfer                   Illinois Stock Transfer                    Illinois Stock Transfer
  Company                                   Company                                    Company
223 West Jackson Boulevard, Suite 1210    223 West Jackson Boulevard, Suite 1210     223 West Jackson Boulevard, Suite 1210
Chicago, Illinois  60606                  Chicago, Illinois  60606                   Chicago, Illinois  60606


                                TABLE OF CONTENTS
SECTION                                                                    PAGE

 1.  Price; Number of Shares; Proration; Extension of Offer
 2.  Procedure for Tendering Shares
     A.  Proper Tender of Shares
     B.  Signature Guarantees and Method of Delivery
     C.  Book-Entry Delivery
     D.  Guaranteed Delivery
     E.  Determination of Validity
     F.  Federal Income Tax Withholding
 3.  Withdrawal Rights
 4.  Payment for Shares
 5.  Certain Conditions of the Offer
 6. Purpose of the Offer; Plans or Proposals of FSCM; Interests in Securities of FSCM
     A.  Purposes of the Offer
     B.  Plans or Proposals of FSCM
     C.  Interests in Securities of FSCM
 7.  Price Range of Shares; Dividends
 8.  Selected Financial Information
 9.  Interests of Certain Related Persons
10.  Certain Effects of the Offer
11.  Certain Information About FSCM
12.  Source and Amount of Funds
13.  Additional Information
14.  Certain U. S. Federal Income Tax Consequences
15.  Extension of Tender Period; Termination; Amendments
16.  Miscellaneous

Exhibit A:  Fairness Opinion of Austin Associates, Inc.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                   THE OFFER

1.   PRICE; NUMBER OF SHARES; PRORATION; EXTENSION OF OFFER.

FSCM will accept for payment and purchase up to 83,000 Shares of Common Stock at a tender of $90.00 per Share in cash, subject to the terms and conditions set forth in the Offer to Purchase dated May 12, 1997 and the related Letter of Transmittal. THE OFFER EXPIRES AT 5:00 P.M., ROCK ISLAND, ILLINOIS TIME, ON JUNE 13, 1997, UNLESS EXTENDED (THE "EXPIRATION DATE").

FSCM has the right to extend,  terminate or amend the Offer.  See Sections 5 and
15. FSCM will not be obligated to purchase Shares pursuant to the Offer under certain circumstances. See Section 5. Holders of Shares may tender Shares to the Transfer Agent or withdraw Shares previously tendered on or prior to the Expiration Date. See Sections 2 and 3. FSCM will not pay interest on the purchase price under any circumstances.

The Offer is being made to all shareholders of FSCM and is not conditioned upon the tender of any minimum number of FSCM's outstanding Shares of Common Stock. Subject to the terms and conditions of the Offer, the Company will, subject to possible proration, accept any and all Shares of Common Stock validly tendered and not withdrawn on or prior to the Expiration Date. If more than 83,000 Shares of Common Stock are duly tendered and not withdrawn on or prior to the Expiration Date, FSCM then will purchase 83,000 Shares from tendering shareholders (with adjustments to avoid fractional Shares), in accordance with the terms and conditions specified in this Offer to Purchase, pro rata in proportion to the number of Shares tendered by each shareholder during the period the Offer remains open as compared to the total number of Shares of Common Stock duly tendered in the Offer, unless FSCM determines not to purchase any Shares.

If proration of tendered Shares is required, FSCM does not expect that it will be able to announce the final proration factor until approximately five Nasdaq National Market trading days after the Expiration Date because of the difficulty in determining the number of Shares validly tendered (including Shares tendered pursuant to the guaranteed delivery procedure described in Section 2) and not withdrawn on or prior to the Expiration Date. Preliminary results of the proration will be announced as promptly as practicable after the Expiration
Date. Holders of Shares may obtain such preliminary information from the Transfer Agent and may also be able to obtain such information from their brokers.

FSCM expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Transfer Agent. See
Section 15. There can be no assurance, however, that FSCM will exercise its right to extend the Offer. If FSCM decides, in its sole discretion, to increase (except for any increase not in excess of 2% of the outstanding Shares) or decrease the number of Shares being sought or to increase or decrease the consideration offered in the Offer to holders of Shares and, at the time that notice of such increase or decrease is first published, sent or given to holders of Shares in the manner specified below, the Offer is scheduled to expire at any time earlier than the tenth business day from the date that such notice is first so published, sent or given, the Offer will be extended until the expiration of such ten-business-day period. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of a time period from 12:01 a.m. through 12:00 midnight, local time, Rock Island, Illinois.

As of March 31, 1997, there were 177,711 shares of Common Stock issued and outstanding, and there were approximately 170 holders of record of shares of Common Stock. Certain of these holders of record were nominees for brokers, dealers, commercial banks, trust companies and other institutions that held Shares on behalf of multiple beneficial owners. FSCM has been informed that no executive officer, director or affiliate of FSCM or TRIB (who together own a total of 74,664 issued and outstanding shares of Common Stock) intends to tender shares of Common Stock pursuant to the Offer.

2. PROCEDURE FOR TENDERING SHARES.

A. PROPER TENDER OF SHARES. For Shares to be properly tendered pursuant to the Offer, either (i) a properly completed and duly executed Letter of Transmittal (or a photocopy or facsimile thereof bearing original signature(s) and any required signature guarantees) and any documents required by the Letter of Transmittal must be received by the Transfer Agent at the appropriate address set forth on page -ii- of this Offer to Purchase on or prior to the Expiration Date or (ii) the guaranteed delivery procedure described below must be complied with. If Shares are tendered using the procedure described in clause (i) of the preceding sentence, then either (a) certificates for the Shares tendered must be received by the Transfer Agent at one of such addresses or (b) such Shares must be delivered pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery received by the Transfer Agent), in each case on or prior to the Expiration Date.

     Notwithstanding any other provisions hereof, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Transfer Agent of certificates for such Shares (or a timely book-entry confirmation of transfer of such Shares into the Transfer Agent's account at The Depository Trust Company ("DTC")), a properly completed and duly executed Letter of Transmittal (or a photocopy or facsimile thereof bearing original signature(s) and any required signature guarantees ) and any other documents required by the Letter of Transmittal.

     Letters of Transmittal and certificates representing tendered Shares should NOT be sent or delivered to FSCM. Shareholders who desire to tender Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee should contact such firm to effect a tender on their behalf.

     Shareholders who have lost their stock certificate(s) evidencing Shares they want to tender in the Offer should contact the Transfer Agent by telephone at (312) 427-2953 or at the appropriate address set forth on page -ii-.

     The tender of Shares pursuant to any one of the procedures described herein will constitute the tendering shareholder's acceptance of the terms and conditions of the Offer and an agreement between the tendering shareholder and FSCM upon the terms and subject to the conditions of the Offer, including the tendering shareholder's representation and warranty that (i) such shareholder owns the Shares being tendered within the meaning of Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and (ii) the tender of such Shares complies with Rule 13e-4.

     Section 14(e) of the Exchange Act and Rule 14e-4 promulgated thereunder make it unlawful for any person, directly or indirectly, acting alone or in concert with others, to guarantee tender of Shares or to tender Shares in a partial tender offer for such person's own account or for the account of another person unless at the time of tender, and at the time the Shares are accepted for payment, the person tendering has a net long position equal to or greater than the amount tendered in (i) Shares, and will deliver or cause to be delivered such Shares for the purpose of tender to the person making the Offer within the period specified in the Offer, or (ii) an equivalent security and, upon acceptance of his or her tender, will acquire Shares by conversion, exchange, or exercise of such equivalent security to the extent required by the terms of the Offer, and will deliver or cause to be delivered the Shares so acquired for the purpose of tender to FSCM on or prior to or on the Expiration Date.

     The acceptance of Shares by FSCM for payment will constitute a binding agreement between the tendering shareholder and FSCM upon the terms and subject to the conditions of the Offer, including the tendering shareholder's representation that (i) such shareholder has a net long position in the Shares being tendered within the meaning of Rule 14e-4 promulgated under the Exchange Act and (ii) the tender of such Shares complies with Rule 14e-4.

B. SIGNATURE GUARANTEES AND METHOD OF DELIVERY. Except as otherwise hereinafter provided, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loans associations and brokerage houses) which is a participant in the Securities Transfer Medallion Program, the New York Stock Exchange Medallion Signature Program, or the Stock Exchanges Medallion Program (an "Eligible Institution"). A signature guarantee is not required on the Letter of Transmittal (a) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this document, shall include any participant in the DTC book-entry transfer facility whose name appears on DTC's security position listing as the owner of Shares) of Shares tendered herewith, and such holder(s) has not completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" in the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. See Instruction 5 of the Letter of Transmittal.

     If the Letter of Transmittal is signed by the registered holder(s) of the Shares tendered thereby, the signature(s) must exactly correspond with the name(s) as written on the face of the stock certificate(s) representing such Shares, without alteration, enlargement or any change whatsoever.

     If any of the Shares tendered thereby are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

     If any of the tendered Shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of certificates.

     If the Letter of Transmittal or any stock certificates or stock powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to FSCM of their authority so to act must be submitted.

     If the Letter of Transmittal is signed by the registered holder(s) of the Shares transmitted thereby, no endorsements of certificates or separate stock powers are required unless payment is to be made to or certificates for Shares not purchased are to be issued in the name of a person other than the registered holder(s). Signatures on such certificates or stock powers must be guaranteed by an Eligible Institution.

     If the Letter of Transmittal is signed by a person other than the registered holder(s) of the certificate(s) listed, the certificate(s) must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appears on the certificate(s) for such Shares. Signatures on such certificates or stock powers must be guaranteed by an Eligible Institution.

     THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING ANY SHARE CERTIFICATES, THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, IS AT THE ELECTION AND RISK OF THE TENDERING SHAREHOLDER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. Shareholders have the responsibility to cause the Letter of Transmittal (or a photocopy or facsimile thereof bearing original signature(s) and any required signature guarantees) and any documents required by the Letter of Transmittal to be timely delivered. Timely delivery is a condition precedent to FSCM's acceptance of Shares for purchase pursuant to the Offer and to payment of the amount of the purchase price.

C. BOOK-ENTRY DELIVERY. The Transfer Agent will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the DTC system may make book-entry delivery of Shares by causing DTC to transfer such Shares into the Transfer Agent's account at DTC in accordance with DTC's transfer procedures. Although the delivery of Shares may be effected through book-entry transfer at DTC, a Letter of Transmittal (or a photocopy or facsimile thereof bearing original signature(s) and any required signature guarantees), or an Agent's Message (as defined below) in connection with a book-entry transfer, and any other documents required by the Letter of Transmittal, must in any case be received by the Transfer Agent at one of its addresses set forth on page -ii- of this Offer to Purchase on or prior to the Expiration Date, or the tendering shareholder must comply with the guaranteed delivery procedures described below.

     The term "Agent's Message" means a message from DTC transmitted to, and received by, the Transfer Agent forming a part of a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation"), which states that (i) DTC has received an express acknowledgment from the DTC participant tendering the Shares that are the subject of the Book-Entry Confirmation,
     (ii) the DTC participant has received and agrees to be bound by the terms of the Letter of Transmittal and (iii) FSCM may enforce such agreement against the DTC participant.

     Delivery of documents to DTC in accordance with DTC's procedures does not constitute delivery to the Transfer Agent.

D. GUARANTEED DELIVERY. If a shareholder desires to tender Shares pursuant to the Offer and such shareholder's Share certificates are not immediately available, time will not permit all required documents to reach the Transfer Agent on or prior to the Expiration Date, or a shareholder cannot complete the procedures for delivery by book-entry transfer on a timely basis, then such shareholder's Shares may nevertheless be tendered if all of the following conditions are satisfied:

        (i)   the tender is made by or through an Eligible Institution;

        (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by FSCM herewith, is received by the Transfer Agent as provided below on or prior to the Expiration Date; and

        (iii) the Share certificates evidencing all Shares, in proper form for transfer, or a Book-Entry Confirmation, together with the Letter of Transmittal (or a photocopy or facsimile thereof bearing original signature(s) and any required signature guarantees) (or, in the case of a book-entry transfer, an Agent's Message), and any other documents required by the Letter of Transmittal, are received by the Transfer Agent within three Nasdaq National Market trading days after the date of execution of the Notice of Guaranteed Delivery.

     The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail to the Transfer Agent and must include a guarantee by an Eligible Institution and a representation that the shareholder owns the Shares tendered within the meaning of, and that the tender of the Shares effected thereby complies with, Rule 14e-4 under the Exchange Act, each in the form set forth in the Notice of Guaranteed Delivery.

     Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Transfer Agent of (i) Share certificates evidencing such Shares or a Book-Entry Confirmation of the delivery of such Shares (if available), (ii) a properly completed and duly executed Letter of Transmittal (or a photocopy or facsimile thereof bearing original signature(s) and any required signature guarantees) or, in the case of a book-entry transfer, an Agent's Message, and (iii) any other documents required by the Letter of Transmittal. Accordingly, payment may not be made to all tendering shareholders at the same time and will depend upon when Share certificates are received by the Transfer Agent or Book-Entry Confirmations of tendered Shares are received in the Transfer Agent's account at DTC.

E. DETERMINATION OF VALIDITY. All questions as to the number of Shares accepted in the Offer, the form of documents, and the validity, eligibility (including time of receipt) and acceptance for payment of tenders of Shares will be determined by FSCM, in its sole discretion, which determination shall be final and binding on all parties. FSCM reserves the absolute right to reject any or all tenders determined not to be in proper form or to refuse to accept for payment, purchase or pay for any Shares if, in the opinion of FSCM's counsel, accepting, purchasing or paying for such Shares would be unlawful. FSCM also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender, whether generally or with respect to any particular Share(s) or shareholder(s). FSCM's interpretations of the terms and conditions of the Offer shall be final and binding on all parties. No tender of Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as FSCM shall determine.

     NEITHER FSCM, THE TRANSFER AGENT NOR ANY OTHER PERSON IS OR WILL BE OBLIGATED TO GIVE ANY NOTICE OF DEFECTS OR IRREGULARITIES IN TENDERS, AND NONE OF THEM WILL INCUR ANY LIABILITY FOR FAILURE TO GIVE ANY SUCH NOTICE.

F. FEDERAL INCOME TAX WITHHOLDING. Under the United States federal income tax backup withholding rules, 31% of the gross proceeds payable to a shareholder pursuant to the Offer must be withheld and remitted to the United States Treasury, unless the shareholder's taxpayer identification number (employer identification number or social security number) is provided to the Transfer Agent and the shareholder certifies that such number is correct. Certain shareholders (including, among others, all corporations and certain non-resident alien individuals) are not subject to these backup withholding and reporting requirements ("exempt recipients").

     All shareholders other than exempt recipients should execute and return to the Transfer Agent the Substitute Form W-9 included as part of the Letter of Transmittal. For a foreign individual to qualify as an exempt recipient, that stockholder must submit a properly executed Form W-8, signed under penalties of perjury, attesting to that individual's exempt status, a copy of which can be obtained from the Transfer Agent. See Instruction 11 of the Letter of Transmittal.

     FSCM will treat the gross proceeds payable pursuant to the Offer as a dividend for United States federal income tax purposes, and, therefore, any foreign shareholders or agents thereof will be exempt from backup withholding but will be subject to dividend withholding of federal income tax at a rate of 30%, unless a reduced rate of withholding is applicable pursuant to a tax treaty or an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business within the United States. For this purpose, a foreign shareholder is any shareholder that is not (i) a citizen or resident of the United States or any political subdivision thereof, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, or (iii) an estate or trust the income of which is includable in gross income for United States federal income tax purposes, regardless of its source. FSCM will determine the applicable rate of withholding by reference to a shareholder's address, except if facts and circumstances indicate such reliance is not warranted or if applicable law (for example, a tax treaty or certain Treasury regulations) requires some other method for determining a shareholder's residence.

     A foreign FSCM shareholder may be eligible to file for a refund of such tax or a portion of such tax if the shareholder is entitled to sale or exchange treatment as described in Section 14 below with regard to receipt of the proceeds payable pursuant to the Offer, or if such shareholder is entitled to a reduced rate of withholding pursuant to a tax treaty and FSCM withheld at a higher rate. In order to claim an exemption from withholding on the grounds that gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the United States, a foreign shareholder must deliver to the Transfer Agent a properly executed Form 4224 claiming such exemption. Such forms can be obtained from the Transfer Agent. See Instruction 11 of the Letter of Transmittal. Foreign shareholders are urged to consult their own tax advisors regarding the application of United States federal income tax withholding, including possible eligibility for a withholding tax reduction or exemption and the appropriate refund procedure.

     ANY TENDERING SHAREHOLDER WHO FAILS TO COMPLETE FULLY AND SIGN THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO REQUIRED FEDERAL INCOME TAX WITHHOLDING OF 31% OF THE GROSS PROCEEDS PAID TO SUCH SHAREHOLDER PURSUANT TO THE OFFER. SEE SECTION 14 - "CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES."

3. WITHDRAWAL RIGHTS.

Tenders of Shares made pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn on and after July 9, 1997 (or such later date if the Offer is extended for an additional period of time) unless theretofore accepted for payment as provided in this Offer to Purchase. If FSCM extends the period of time during which the Offer is open, is delayed in accepting for payment or paying for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then , without prejudice to the Company's rights under the Offer, the Transfer Agent may, on behalf of FSCM, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this Section 3, subject to Rule 13e-4(f)(5) under the Exchange Act, which provides that the issuer making the tender offer shall either pay the consideration offered, or return the tendered securities, promptly after the termination or withdrawal of the tender offer.

To be effective, a written or facsimile notice of withdrawal must be timely received by the Transfer Agent at the appropriate address set forth on page -ii-of this Offer to Purchase. If the Shares to be withdrawn have been delivered to the Transfer Agent, a signed notice of withdrawal with signatures guaranteed by an Eligible Institution (except in the case of Shares tendered by an Eligible Institution) must be submitted prior to the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at DTC to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered at any time on or prior to the Expiration Date by again following one of the procedures described in
Section 2.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by FSCM in its sole discretion, which determination shall be final and binding on all parties.

NEITHER FSCM, THE TRANSFER AGENT NOR ANY OTHER PERSON IS OR WILL BE OBLIGATED TO GIVE ANY NOTICE OF ANY DEFECTS OR IRREGULARITIES IN ANY NOTICE OF WITHDRAWAL, AND NONE OF THEM WILL INCUR ANY LIABILITY FOR FAILURE TO GIVE ANY SUCH NOTICE OF DEFECTS OR IRREGULARITIES.

4.  PAYMENT FOR SHARES.

For purposes of the Offer, FSCM will be deemed to have purchased Shares pursuant to the Offer when, as and if it gives oral or written notice to the Transfer Agent of its acceptance of such Shares for purchase. Pursuant to a rule under the Exchange Act, FSCM is obligated to pay for or return tendered Shares promptly after the termination, expiration or withdrawal of the Offer. Upon the terms and subject to the conditions of the Offer, FSCM will pay for Shares properly tendered as soon as practicable after the Expiration Date (subject to the proration provisions of the Offer). The approval of the Offer by the Board of Governors of the Federal Reserve System ("Federal Reserve Board") may be necessary prior to the date FSCM pays for any Shares tendered in the Offer. See
Section 5. If such approval is required, payment for the Shares tendered will be made as soon as practicable after such approval is obtained. FSCM will make payment for Shares purchased pursuant to the Offer by depositing the aggregate purchase price therefor with the Transfer Agent, which will make payment to shareholders promptly as directed by FSCM. FSCM will not pay interest on the purchase price under any circumstances.

In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by the Transfer Agent of a properly completed and duly executed Letter of Transmittal (or a photocopy thereof bearing original signature(s) and any required signature guarantees) and any documents required by the Letter of Transmittal. Shareholders are not required to pay a service charge to FSCM or the Transfer Agent in connection with their tender of Shares, but they may be charged a fee by a broker, dealer or other institution for processing the tender requested. Certificates representing Shares tendered but not purchased will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained with DTC) promptly following the termination, expiration or withdrawal of the Offer, without expense to the tendering shareholder.

Payment for Shares may be delayed in the event of difficulty in determining the number of Shares validly tendered or if proration is required. See Section 1. In addition, if certain events occur, FSCM may not be obligated to purchase Shares pursuant to the Offer. See Section 5.

As provided in Rules 13e-4(f)(4) and (8)(ii) under the Exchange Act, FSCM will pay the same amount per Share for each Share accepted pursuant to the Offer.

FSCM will pay any transfer taxes payable on the transfer to it of Shares purchased pursuant to the Offer. However, if tendered Shares are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of any such transfer taxes (whether imposed on the registered owner or such other person) payable on account of the transfer to such person of such Shares will be deducted from the purchase price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted. FSCM will not pay any interest on the purchase price under any circumstances. FSCM may not be obligated to purchase Shares pursuant to the Offer under certain conditions. See
Section  5.

Any tendering shareholder or other payee who has not previously submitted a correct, completed and signed Form W-9 and who fails to complete fully and sign either the Substitute Form W-9 in the Letter of Transmittal and provide such form to the Transfer Agent may be subject to required federal income tax withholding of 31% of the gross proceeds paid to such shareholder or other payee pursuant to the Offer. See Section 14.

5.  CERTAIN  CONDITIONS OF THE OFFER.

Notwithstanding any other provision of the Offer, FSCM will not be required to accept for payment or pay for any Shares tendered, and may terminate or amend the Offer, or may postpone the acceptance for payment of, and payment for, Shares tendered (subject to the requirements of the Exchange Act for prompt payment or return of Shares) if (1) there is any (a) in the Board of Directors' judgment, material legal action or proceeding instituted or threatened challenging such transactions or otherwise materially adversely affecting FSCM,
(b) suspension of or limitation on prices for trading securities generally on the New York Stock Exchange or other national securities exchange(s) or The Nasdaq National Market, (c) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State, (d) limitation affecting FSCM imposed by federal or state authorities on the extension of credit by lending institutions, (e) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States, or (f) in the Board of Directors' judgment, other event or condition which would have a material adverse effect on FSCM or its shareholders if Shares were repurchased; (2) the Board of Directors determines that effecting any such transaction would constitute a breach of their fiduciary duty owed to FSCM or its shareholders; or (3) the approval of the Offer by the Federal Reserve Board is required and such approval is not obtained on or before 5:00 p.m., Rock Island, Illinois time, on August 31, 1997, or FSCM's Board of Directors determines that such approval is not forthcoming or has become impracticable to obtain. The directors may modify these conditions.

Under Regulation Y of the Federal Reserve Board, with the exception described below, a bank holding company (including FSCM) must give notice to the Federal Reserve Bank in its Federal Reserve District before purchasing or redeeming its equity securities if the gross consideration for the purchase or redemption, when aggregated with the net consideration paid by the company for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the company's consolidated net worth. (FSCM has not redeemed or purchased any of its equity securities during the past 12 months, and 10% of its consolidated net worth at December 31, 1996 was $2,667,000.) Within 15 calendar days of a receipt of such a notice of redemption or purchase, the appropriate Federal Reserve Bank must either approve the transaction proposed in the notice or refer the notice to the Federal Reserve Board for decision, which must then act on the notice within 30 calendar days after the notice is filed with the Federal Reserve Bank. Regulation Y provides an exception to the requirement that such approval of the Federal Reserve Bank or the Federal Reserve Board must be obtained. Bank holding companies that are "well-capitalized" within the meaning of Section 4(b)(6) of Regulation Y both before and immediately after the redemption, that are well-managed, and that are not the subject of any unresolved supervisory issues, need not obtain such approval.

As between FSCM and its shareholders, the foregoing conditions are for FSCM's sole benefit and may be asserted by FSCM regardless of the circumstances giving rise to any such condition (including any action or inaction of FSCM), and any such condition may be waived by FSCM, in whole or in part, at any time and from time to time in its sole discretion. FSCM's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts or circumstances; and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by FSCM concerning the events described in this Section 5 shall be final and shall be binding.

FSCM reserves the right, at any time during the pendency of the Offer, to terminate, extend, or amend the Offer in any respect. See Section 15.

6. PURPOSE OF THE OFFER; PLANS OR PROPOSALS OF FSCM; INTERESTS IN SECURITIES OF FSCM.

A. PURPOSES OF THE OFFER. The purposes of the Offer are to increase the liquidity of the Shares of Common Stock, as the Common Stock is not traded on any exchange or quoted on any quotations system, and to obtain Shares of Common Stock that may be acquired by TRIB's employees under its 401(k) Plan.

B.   PLANS OR PROPOSALS OF FSCM

       (i) REDEMPTION OF FSCM'S 9.25% CLASS A CUMULATIVE CONVERTIBLE PREFERRED STOCK. The Company intends to redeem all shares of its 9.25% Class A Cumulative Convertible Preferred Stock ("Class A Preferred"), pursuant to the terms thereof, on or about June 30, 1997. The approval of the Federal Reserve Board is required to effect such redemption. The terms of the Class A Preferred provide that if FSCM is unable to obtain necessary regulatory approvals for the redemption, FSCM may assign its rights to redeem the number of shares of Class A Preferred for which approvals were sought and not received to an assignee or assignees selected by FSCM (collectively, the "Assignee"). The redemption price required to be paid by FSCM is $100.00 per share of Class A Preferred (which is equal to the stated value thereof), and such redemption price to be paid by the Assignee is $110.00 per share of Class A Preferred. There are 50,000 shares of Class A Preferred authorized, issued and outstanding. The holders of Class A Preferred are entitled to receive dividends at a per annum rate equal to 9.25% of the stated value of the Class A Preferred, payable on March 1, June 1, September 1 and December 1 of each year. All dividends due to date on the Class A Preferred have been paid.

           The Class A Preferred is redeemable at any time upon not less than 30 days' notice. No Shares of Common Stock or any class of Preferred Stock may be redeemed by FSCM until all shares of Class A Preferred have been redeemed.

           If FSCM is voluntarily or involuntarily liquidated or dissolved or its affairs wound up, the holders of the Class A Preferred would have a preference of $100.00 per share, plus all dividends accrued and unpaid thereon to the date of payment, or such lesser amount remaining after the claims of all creditors have been satisfied, before any payments are made with respect to any other class of capital stock of FSCM, whether Common Stock or Preferred Stock. In the event that, upon any such voluntary or involuntary liquidation, the available assets of FSCM are insufficient to pay the full liquidation preference on the outstanding shares of the Class A Preferred, the holders of all such shares would share ratably in any distribution of assets in proportion to the full amounts to which they would otherwise be respectively entitled. After payment of the full amount of the liquidation preference to which they are entitled, the holders of shares of Class A Preferred would not be entitled to any further participation in any distribution of assets by FSCM.

           Holders of the Class A Preferred have no voting rights except as hereinafter described or except as may be expressly required by law. If at any time FSCM falls in arrears in the payment of dividends on the Class A Preferred in an aggregate amount at least equal to the full accrued dividends for six quarterly dividend periods, the holders of the Class A Preferred, voting separately as a single class, will have the right to elect two representatives to the Board of Directors of FSCM. Such right shall continue until all dividends in arrears have been paid or declared and set apart for payment. The affirmative vote of the holders of at least 66-2/3% of the outstanding shares of the Class A Preferred is required to amend the Certificate of Incorporation of FSCM to create or authorize any class of stock ranking prior to the Class A Preferred in respect of dividends or distribution of assets on liquidation or otherwise alter or abolish the liquidation preferences or any other preferential rights of the Class A Preferred, reduce the redemption price or otherwise alter any redemption rights of the Class A Preferred, alter or abolish any rights of the Class A Preferred to receive dividends, alter or abolish the conversion rights of the Class A Preferred, or exclude or limit the voting rights as to these matters. If dividends for any past quarterly dividend period shall not have been paid on all outstanding shares of the Class A Preferred, FSCM may not, without the consent of the holders of at least 66-2/3% of the then outstanding shares of the Class A Preferred, purchase or redeem less than all then outstanding shares of the Class A Preferred; provided, however, that nothing shall prevent the purchase or acquisition of the shares of the Class A Preferred pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of the Class A Preferred.

           On and after December 1, 2002, each outstanding share of Class A Preferred could be converted into Common Stock of FSCM. The number of shares of Common Stock to be received for each share of Class A Preferred upon conversion would be equal to the quotient resulting from dividing $100.00 by 90% of the per share "Book Value" of FSCM's Common Stock on a fully diluted basis as of the "Determination Date." The conversion ratio is to be adjusted to account for any change in the capitalization of FSCM occurring after the Determination Date but prior to conversion, whether resulting from a recapitalization, stock dividend, stock split or otherwise. Upon conversion, FSCM would have the right to make a cash payment in lieu of issuing fractional shares of Common Stock.

           Dividends accrued but unpaid on Class A Preferred at the date of conversion are to be paid by FSCM to the converting holder at the same time such dividends are paid to other holders of Class A Preferred, even though such converted Class A Preferred is no longer outstanding, with the same dividend priority rights as if such shares of converted Class A Preferred were still outstanding.

           For purposes of conversion rights, the "Book Value" of FSCM is to be determined by the regularly employed accountants of FSCM on a fully diluted consolidated basis pursuant to the application of generally accepted accounting principles, consistently applied. Such determination would be final and binding on all parties. The "Determination Date" would be the last day of the month immediately preceding the "Conversion Date," which is the effective date of the conversion as specified in the holder's written notice to FSCM, such effective date to be not less than 15 nor more than 60 days from the date of such notice.

           The Class A Preferred is registered under the Exchange Act, and the redemption of the Class A Preferred will cause it to be eligible for deregistration under the Exchange Act. The Class A Preferred is not listed on any exchange or quoted on any quotations system. FSCM will continue to be required to file reports (including Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q) pursuant to Section 15(d) of the Exchange Act.

           The redemption of the Class A Preferred will be funded from the $5,000,000 proceeds to be received by FSCM upon the issuance of 5,000 shares of a new class of 9.25% Class A Cumulative Convertible Preferred Stock (the "New Class A Preferred") to be authorized by the Board of Directors. It is anticipated that the New Class A Preferred will have terms and conditions that are similar to those of the Class A Preferred, except the stated value of the New Class A Preferred will be $1,000 per share, each such share will be convertible into 8-1/3 shares of Common Stock, the New Class A Preferred can be redeemed by FSCM only if the holders thereof agree, the holders of the New Class A Preferred would have the right to elect two Directors if FSCM falls in arrears in the payment of dividends for four quarterly dividend periods (rather than six quarterly dividend periods as provided with respect to the Class A Preferred), and the New Class A Preferred will be immediately convertible into shares of Common Stock. All shares of the New Class A Preferred will be issued to Douglas M. Kratz (the Chairman, Chief Executive Officer, Chief
           Financial Officer and a Director of FSCM and Vice Chairman of the Board and a Director of TRIB) and Perry B. Hansen (the President and a Director of FSCM and the Chairman, Chief Executive Officer and a Director of TRIB).

           FSCM retained Austin Associates, Inc. to provide an opinion concerning the fairness to FSCM and its shareholders, from a financial point of view, of the Offer and the issuance of the New Class A Preferred. Austin Associates, Inc. is a financial institution consulting firm which regularly engages in the valuation of banking businesses and their securities in connection with mergers and acquisitions. FSCM selected Austin Associates, Inc. on the basis of its reputation and experience in evaluating the management, operations and financial condition of bank holding companies.

           Austin Associates, Inc. has rendered a written opinion dated May 6, 1997, that (a) the Offer, pursuant to which FSCM shareholders may tender their Shares of Common Stock for $90.00 per Share and (b) the proposed issuance by FSCM of $5,000,000 of the New Class A Preferred to fund the redemption of the Class A Preferred under the terms and conditions described in this Offer to Purchase, are fair, from a financial point of view, to FSCM and its shareholders. In rendering its opinion, Austin Associates, Inc. relied, without independent verification, on the accuracy and completeness of financial and other information provided to it by FSCM and other information considered by it to be relevant as obtained from public sources. FSCM did not impose any limitation on the scope of the investigations by Austin Associates, Inc. Assumptions made and procedures followed by Austin
           Associates, Inc. in rendering its opinion are discussed in its opinion, a copy of which is attached as Exhibit A to this Offer to Purchase.

      (ii) INCREASE IN DIVIDENDS ON COMMON STOCK. FSCM's Board of Directors is contemplating increasing the dividends paid on its Common Stock from $2.00 to $2.50 per share per annum. If taken, such action would be effective in September 1997. However, the declaration and payment of dividends are solely in the discretion of FSCM's Board of Directors.

     (iii) ISSUANCE OF ADDITIONAL  SHARES OF COMMON STOCK. The purchase price in the Offer for at least 11,111 Shares of Common Stock (or approximately $1,000,000) will be paid from cash or cash equivalents on hand and/or from funds drawn on FSCM's line of credit (the "Line of Credit") with M&I Marshall & Ilsley Bank (the "Bank"). The purchase price of any additional Shares also may be funded from the $90.00 per share proceeds from the issuance by FSCM of an equal number of shares of Common Stock more than 10 business days after the Expiration Date to existing shareholders of FSCM (or other entities or individuals), which may include Messrs. Kratz and Hansen. For example, if a total of 15,000 shares of Common Stock were tendered in the Offer, the purchase price for 11,111 Shares would be paid from FSCM's cash, cash equivalents, and/or funds borrowed from the Bank pursuant to the Line of Credit, and the remaining approximately $350,000 purchase price may be paid with such cash or cash equivalents, funds drawn on the Line of Credit and/or proceeds received from the issuance of 3,890 shares of Common Stock.

           As of March 31, 1997, the Line of Credit consisted of a variable rate $10,000,000 unrestricted Line of Credit available from the Bank, none of which was in use. The Line of Credit is collateralized by a pledge of all stock of TRIB owned by FSCM and bears interest at a rate charged by banks to their most preferred customers. The effective interest rate under the Line of Credit was 8.5% at March 31, 1997. Upon the failure to make a timely payment under the Line of Credit or other default thereunder, the Bank could foreclose upon the pledge of the stock of TRIB. As of March 31, 1997, and according to management of FSCM and TRIB, there were no defaults existing or contemplated under the Line of Credit, and no event had occurred or was contemplated that with the passage of time or otherwise would constitute such a default. Any borrowings under the Line of Credit will be paid according to the terms thereof from FSCM's cash or cash equivalents on hand or cash flow. The terms of the Line of Credit require the payment of interest on a quarterly basis, with principal due and payable on July 31, 1997. The Line of Credit historically has been renewed annually.

      (iv) 1996 COMBINED INCENTIVE AND NONSTATUTORY STOCK OPTION PLAN. On July 25, 1996, FSCM's Board of Directors adopted the 1996 Combined Incentive and Nonstatutory Stock Option Plan ("Option Plan"), which was approved by FSCM's shareholders at the Annual Meeting held on August 22, 1996. The following discussion of the principal features and effects of the Option Plan is qualified in its entirety by reference to the text of the Option Plan.

             General

             Options that qualify as incentive stock options ("Incentive Stock Options") as defined in Section 422 of the Internal Revenue Code of 1986, as amended ("Code"), and options that are not Incentive Stock Options ("Nonstatutory Stock Options") may be granted under the
             Option  Plan.   Certain  terms  of  Incentive   Stock  Options  are
             prescribed by the Code. Incentive Stock Options granted under the Option Plan may be granted only to individuals who are employees of either FSCM or any "parent corporation" or "subsidiary corporation" of FSCM (collectively, "Affiliates"), as such terms are defined in
             Section 424(e) and 424(f) of the Code. Nonstatutory Options granted under the Option Plan may be granted to employees or nonemployees of FSCM, including, but not limited to, persons or entities who are independent contractors but are not employees of FSCM. (y) (z)

             Administration

             The Option Plan is administered by FSCM's Board of Directors or a committee of the Board of Directors appointed by the Board ("Committee"). The Option Plan gives broad powers to the Board or the Committee, as the case may be, to administer and interpret the Option Plan.

             Shares Subject to Option Plan

             This Option Plan provides for the grant of options to acquire up to 20,000 shares of FSCM's Common Stock. As of March 31, 1997, no options had been granted under the Option Plan, although FSCM's Board is contemplating the issuance of options thereunder in calendar 1997. The number of shares of Common Stock available under the Option Plan and purchasable pursuant to options issued under the Option Plan will be adjusted to prevent dilution in the event of a stock split, combination of shares, stock dividend or other recapitalization.

             Terms of Options

             Term and Exercise. Upon the grant of an option under the Option Plan, and subject to the terms of the Option Plan, the FSCM Board of Directors or the Committee determines its terms, including the number of shares of FSCM's Common Stock subject to the option, the exercise price at which the shares may be purchased upon exercise of an option, and the conditions and limitations applicable to the exercise of the option. However, no Incentive Stock Option may be exercisable after the expiration of ten years from the date of grant, and no Incentive Stock Option granted to a person who, at the time of grant, owns more than 10% of the total combined voting power of all classes of stock of FSCM or its Affiliates may be exercisable after the expiration of five years from the date of grant.

             Upon the exercise of any option, payment may be made in cash or its equivalent, or, if and to the extent permitted by the Board or the Committee, by exchanging shares of Common Stock owned by the optionee, or by a combination of the foregoing. The Board or the Committee also may include as a term of an option granted under the Option Plan, at the date of grant, a provision allowing the optionee to apply the difference between the exercise price of the option and the then-current fair market value of a share of Common Stock purchasable upon exercise of the option to the exercise price, thus reducing the number of shares actually purchased upon exercise of the option.

             Transferability of Options; Termination of Employment. All options granted under the Option Plan are not transferable in any manner except by will or the laws of descent and distribution, and during the lifetime of each optionee, the option is exercisable only by that optionee. As a condition to the exercise of an option, the optionee must represent and agree that any and all shares of Common Stock purchased upon exercise will be acquired for investment and not for resale. Upon an optionee's death, such optionee's options will pass by will or the laws of descent and distribution and may be exercised only by such optionee's personal representative, distributees or legatees but only to the extent determined by the Board of Directors or the Committee at the time of grant of the option as shall be indicated in the option agreement evidencing the grant of such option.

             Subject to the discretion of the Board of Directors or the Committee to determine otherwise at the time of grant of an Incentive Stock Option, upon termination of an optionee's employment with FSCM or an Affiliate, whether such termination is due to death, voluntary termination, involuntary termination or otherwise, (i) all Incentive Stock Options held by the optionee may thereafter be exercised only to the extent the optionee was entitled to exercise such Incentive Stock Options as of the date of such termination of employment; and (ii) all Incentive Stock Options held by the optionee shall terminate three months after the effective date of any such termination of employment.

             Subject to the discretion of the Board of Directors or the Committee to provide for otherwise at the time of grant of a Nonstatutory Stock Option, upon termination (as determined solely by the Board of Directors or the Committee) of the relationship between an optionee and FSCM or its Affiliates, whether such relationship consisted of such optionee serving as an employee of, a member of the Board of Directors of, or an independent contractor providing services to, FSCM or its Affiliates, (i) all Nonstatutory Stock Options held by the optionee may thereafter be exercised only to the extent the optionee was entitled to exercise such Nonstatutory Stock Options as of the date of such relationship termination; and (ii) all Nonstatutory Stock Options held by the optionee shall terminate three months after the effective date of any such relationship termination.

             Limit on Exercise of Incentive Stock Options

             The aggregate fair market value, determined as of the time an Incentive Stock Option is granted, of the shares of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by an optionee during any calendar year under the Option Plan, and any other stock option plan of the Company or an Affiliate, may not exceed $100,000.

             Exercise  Price

             The exercise price of an option granted under the Option Plan will not be less than the greater of (i) $100.00 per share or (ii) the fair market value of the Common Stock at the time the option is granted (as determined by the Board of Directors or the Committee). In addition, Incentive Stock Options granted on the same date must have the same exercise price. With respect to Incentive Stock Options granted to an employee owning stock representing more than 10% of the total combined voting power of all classes of stock of the Company or its Affiliates, then the terms of the Incentive Stock Option must specify that the option exercise price will not be less than the greater of (x) $100.00 per share or (y) 110% of the fair market value of the Common Stock at the time the option is granted. The Board or the Committee may grant Nonstatutory Stock Options with an exercise price that is less than the fair market value of the Common Stock at the time the Option is granted so long as the exercise price is equal to or greater than $100.00 per share.

             Termination and Amendment

             The Option Plan will continue in effect for the grant of options until July 25, 2006, unless sooner terminated as described in the Option Plan. However, the expiration of the term of the Option Plan shall not affect options previously granted under the Option Plan which are then outstanding. The Board of Directors may at any time terminate the Option Plan, although any such termination will not affect options already granted, and such options will remain in full force and effect as if the Option Plan had not been terminated. Subject to the exception described in the Option Plan, the Board of Directors or the Committee may amend the Option Plan from time to time in such respects as it may deem advisable, including, without limitation, amending the Option Plan so as to affect options already granted, other than to increase the exercise price of an option and/or to decrease or terminate the options
             already   granted.

             Upon the occurrence of an "Acceleration Event" (as that term is defined in the Option Plan), the Board of Directors or the Committee may elect to terminate all or part of the options outstanding under the Option Plan as of the effective date of the Acceleration Event if such optionee is given at least 30 calendar days' written notice of such termination and upon receipt by an optionee of the Acceleration Event Notice, and assuming occurrence of the Acceleration Event, all options held by the optionee will have their vesting accelerated and be exercisable in full. The term "Acceleration Event" means any liquidation, dissolution or sale of all or substantially all of the assets of FSCM; any merger of FSCM into another corporation where FSCM is not the survivor; any transaction involving the transfer of FSCM's securities representing greater than 50% of the voting power of all issued and outstanding securities of FSCM; or any other event which, in the opinion of the Board of Directors or the Committee, is likely to lead to a change in control of FSCM, whether or not such change in control actually occurs.

       (v) ADDITIONAL FSCM DIRECTORS. FSCM's Bylaws provide that FSCM may have 25 Directors; it currently has four Directors. Under Delaware law, FSCM's Board has the power to appoint members to the Board to fill vacancies on the Board. The Board may appoint additional members if individuals with suitable qualifications are located and are willing to serve on the Board.

      (vi) GENERAL. Other than as described in the previous paragraphs, FSCM does not have any present plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of FSCM, or the disposition of securities of FSCM; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving FSCM; (c) a sale or transfer of a material amount of assets of FSCM; (d) any change in the present Board of Directors or management of FSCM including, but not limited to, any plans or proposals to change the number or the term of Board of Directors, to fill any existing vacancy on the Board or to change any material term of the employment contract of any executive officer;
           (e) any material change in the present dividend rate or policy, or indebtedness or capitalization of FSCM; (f) any other material change in FSCM's corporate structure or business; (g) changes in FSCM's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of FSCM by any person;
           (h) causing a class of equity security of FSCM to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity security of FSCM becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) the suspension of FSCM's obligation to file reports pursuant to Section 15(d) of the Exchange Act.

C. INTERESTS IN SECURITIES OF FSCM. On March 27, 1997, TRIB's 401(k) Plan acquired a total of 1,000 shares of FSCM's Common Stock held in treasury for a purchase price of $85.00 per share and distributed such shares to the accounts of the participants in the 401(k) Plan, including certain executive officers and directors of FSCM and TRIB. The purchase price was equal to the appraised market value of the Common Stock as of December 31, 1996 determined by Austin Associates, Inc., an independent third party appraiser based in Toledo, Ohio. The participants in the 401(k) Plan have the power to vote and to dispose of the shares of Common Stock held for their benefit in the 401(k) Plan. In the March 27, 1997 distribution of shares of Common Stock, Perry B. Hansen received 212 shares; John T. Kustes (the Treasurer and a Director of FSCM and the Senior Vice President, Senior Operations Officer, Assistant Secretary and a Director of
TRIB) received 99 shares; and Jean M. Hanson (the Controller and Chief Accounting Officer of FSCM and the Controller and a Vice President of TRIB) received 101 shares.

To FSCM's knowledge, there were no other transactions in FSCM's Shares of Common Stock that were effected during the past 40 business days by FSCM, any executive officer or director of FSCM, or by any associate or subsidiary of the foregoing, including any executive officer or director of any such subsidiary. FSCM has been informed that no executive officer, director or affiliate of FSCM or TRIB (who together own a total of 74,664 issued and outstanding shares of Common Stock) intends to tender Shares in the Offer.

7. PRICE RANGE OF SHARES; DIVIDENDS.

FSCM's Common Stock is not traded on any securities exchange or quoted on any quotations system; therefore, no sales and purchase prices for the Common Stock are readily available to FSCM. FSCM retained Austin Associates, Inc. to provide an opinion concerning the fairness to FSCM and its shareholders, from a financial point of view, of the Offer (including the $90.00 per Share tender price) and the issuance of the New Class A Preferred. Austin Associates, Inc. has rendered a written opinion, dated May 6, 1997, (i) that the Offer pursuant to which shareholders may tender their Shares of Common Stock for $90.00 per Share and (ii) the issuance by FSCM of $5,000,000 of the New Class A Preferred to fund the redemption of the Class A Preferred, under the terms and conditions described in this Offer to Purchase, are fair, from a financial point of view, to FSCM and its shareholders. See Section 6.

The following table sets forth the dividends paid per Share during the periods indicated.

   Period                                                              Dividends

   Fiscal 1995 (ending March 31, 1995)
   First Quarter
                                                                        $   0.37
   Second Quarter .............................................             0.37
   Third Quarter ..............................................             0.37
   Fourth Quarter .............................................             0.37

   Fiscal 1996 (ending March 31, 1996):
   First Quarter ..............................................         $   0.37
   Second Quarter .............................................             0.37
   Third Quarter ..............................................             0.50
   Fourth Quarter .............................................             0.50

   Fiscal 1997 (ending March 31, 1997):
   First Quarter ..............................................         $   0.50
   Second Quarter .............................................             0.50
   Third Quarter ..............................................             0.50
   Fourth Quarter .............................................             0.50

8. SELECTED FINANCIAL INFORMATION.

Set forth below is a summary of selected financial information as of and for the nine months ended December 31, 1996 and 1995. Such information has been excerpted from FSCM's unaudited financial statements for such periods. Also set forth below is a summary of selected financial information for FSCM as of and for the fiscal years ended March 31, 1996 and 1995. Such information has been excerpted from FSCM's audited financial statements for such periods. More comprehensive financial information is set forth in the unaudited and audited financial statements included in FSCM's Issuer Tender Offer Statement on
Schedule 13E-4 filed with the Securities and Exchange Commission ("SEC") with respect to the Offer. The following summary financial information also includes certain pro forma financial information as of and for the nine months ended December 31, 1996 and as of and for the fiscal year ended March 31, 1996. Such pro forma information shows the effects of the acquisition by FSCM of 83,000 Shares of Common Stock, the redemption of the Class A Preferred, and the issuance of the New Class A Preferred. FSCM's Schedule 13E-4 may be inspected without charge at a Web site maintained by the SEC at http://www.sec.gov. A copy of the Schedule 13E-4 may also be obtained without charge by contacting Ms. Patricia A. Zimmer at FSCM at the address and telephone number set forth on page -iihereof. The summary of selected financial information set forth below is qualified in its entirety by reference to Schedule 13E-4 and the financial information, the notes thereto and related matters contained therein.

                 Summary of Financial and Pro Forma Information
                (Dollars in Thousands, Except Per Share Amounts)

                                                              Nine Months Ended                          Fiscal Years Ended
                                                   --------------------------------------       -----------------------------------
                                                   Pro Forma      12/31/96       12/31/95       Pro Forma      03/31/96    12/31/95
                                                   ---------      --------       --------       ---------      --------    --------
Income Statement:
Interest income ................................   $ 25,564       $ 25,564       $ 22,239       $ 30,271       $ 30,271    $ 24,571
Interest expense ...............................     13,076(1)      13,013         11,634         15,917(1)      15,833      10,707
                                                   --------       --------       --------       --------       --------    --------
         Net interest expense ..................     12,488         12,551         10,605         14,354         14,438      13,864
Provision for  possible loan and lease losses ..      2,000          2,000          1,980          1,905          1,905       2,510
                                                   --------       --------       --------       --------       --------    --------
         Net  interest  income  after provision
           for possible loan and lease losses...     10,488         10,551          9,225         12,449         12,533      11,354

Other income ...................................      2,732          2,732          2,434          3,315          3,315       3,149
Other expense ..................................      8,636(2)       8,626          7,722         10,537(2)      10,527       9,919
Income taxes ...................................      1,700(3)       1,725          1,294          1,736(3)       1,768       1,516
                                                   --------       --------       --------       --------       --------    --------
         Net income ............................   $  2,884       $  2,932       $  2,643       $  3,491       $  3,553    $  3,068
                                                   ========       ========       ========       ========       ========    ========

Earnings per common share:
         Primary ...............................   $  14.73       $  14.07       $  12.53       $  17.64       $  16.87    $  14.21
         Fully diluted .........................      10.03           9.06           8.03          12.24          10.80        9.10
Weighted average common shares
   outstanding .................................    165,500(4)     176,611        175,111        164,012(4)     175,123     174,079
Weighted average common and contingently
   issuable common shares outstanding ..........    292,277(5)     328,838        335,421        290,789(5)     335,327     343,796

Earnings to Fixed Charge Ratios:
Consolidated:
         Excluding interest on deposits ........       2.40           2.45           2.31           2.25           2.30        2.72
         Including interest on deposits ........       1.35           1.35           1.34           1.33           1.33        1.43
Parent company only ............................       1.18           1.27           1.21           1.17           1.26        1.04

Balance Sheet:
Interest-earning assets ........................   $387,863       $387,863                      $358,686       $358,686    $313,164
Noninterest-earning assets .....................     38,318         38,318                        28,281         28,281      24,290
                                                   --------       --------                      --------       --------    --------
         Total assets                               426,181        426,181                       386,967        386,967     337,454
                                                   --------       --------                      --------       --------    --------

Deposits .......................................    341,470        341,470                       301,818        301,818     271,611
Other interest-bearing liabilities .............     53,002(1)      51,982                        57,116(1)      56,096      39,987
Other noninterest-bearing liabilities ..........      6,057          6,057                         4,766          4,766       3,895
                                                   --------       --------                      --------       --------    --------
         Total liabilities .....................    400,529        399,509                       363,700        362,680     315,493
                                                   --------       --------                      --------       --------    --------
Common Stock ...................................        170            170                           170            170         170
Preferred Stock ................................      6,520          6,520                         6,520          6,520       6,520
Capital surplus ................................      2,574          2,574                         2,574          2,574       2,521
Net unrealized loss on available-for-sale
   securities, net of taxes ....................       (257)          (257)                         (422)          (422)         --
Retained earnings ..............................     22,914         22,914                        20,694         20,694      18,047
Treasury Stock .................................     (6,269)        (5,249)                       (6,269)        (5,249)     (5,297)
                                                   --------       --------                      --------       --------    --------
         Total stockholders' equity                  25,652         26,672                        23,267         24,287      21,961
                                                   --------       --------                      --------       --------    --------
Book Value Per Common Share:
Book value .....................................   $ 115.60       $ 114.10                      $ 101.19       $ 100.60    $  88.18
Book  value  assuming  conversion  of man-
   datory convertible debentures and
   convertible Preferred Stock .................      92.04          85.87                         83.88          76.80       68.35

1 FSCM draws $1,020 on its 8.25% line of credit - $1,000 for 11,111 shares of Common Stock at $90 per share and $20 in costs to acquire the Treasury Stock.

2    Expense of $10 incurred in the redemption of the Class A Preferred Stock.

3    A 34% effective income tax rate.

4    Less 11,111 shares of Common Stock acquired at $90 per share.

5 Reduction in the weighted average number of common shares contingently issuable from the conversion of the Class A Preferred Stock; for the pro forma and nine month period ended December 31, 1996 - 41,666 and 67,116 shares, respectively; for the pro forma and actual fiscal year ended March 31, 1996 - 41,666 and 75,099 shares, respectively.

9. INTERESTS OF CERTAIN RELATED PERSONS

Pursuant to two Purchase Option Agreements dated July 6, 1992, Ira J. Weindruch and Donna L. Weindruch (collectively, the "Weindruchs") granted to each of Douglas M. Kratz and Perry B. Hansen options (the "Options") to acquire $250,000 in principal amount of mandatory convertible debentures (the "MCDs") owned by the Weindruchs. Each $250,000 MCD subject to the Options allows the holder thereof to acquire 10,000 shares of Common Stock. The Options expire March 31, 2001; however, if the date on which any of the MCDs are mandatorily converted into Common Stock is extended, the terms of the Options also must be extended for the same period. The option agreements provide that the closing on any sale of the MCDs pursuant to the exercise of the Options is contingent upon the receipt of all necessary regulatory approvals for such sale. Including the shares of Common Stock subject to the MCDs and the Options, Mr. Kratz is the beneficial owner of 67,189 shares of Common Stock, and Mr. Hansen is the beneficial owner of 67,062 shares of Common Stock, representing, in each case, 32.1% of all outstanding shares of Common Stock and, for each such individual, the shares of Common Stock that he could obtain upon the conversion of MCDs and FSCM's preferred stock into shares of Common Stock.

Mr. Kratz has pledged to the Bank 31,590 shares of Common Stock, 333 shares of Class B Preferred Stock convertible into 3,700 shares of Common Stock, 800 shares of Class C Preferred Stock convertible into 8,000 shares of Common Stock, and $250,000 of MCDs convertible into 10,000 shares of Common Stock. Mr. Hansen has pledged to the Bank 31,083 shares of Common Stock, 333 shares of Class B Preferred Stock convertible into 3,700 shares of Common Stock, 800 shares of Class C Preferred Stock convertible into 8,000 shares of Common Stock, and $250,000 of MCDs convertible into 10,000 shares of Common Stock. These pledges collateralize loans made by the Bank to such individuals. Upon a default under the agreements and other documents evidencing each of such loans, the Bank would be entitled to foreclose the pledge and obtain ownership of all or a portion of the securities pledged, depending upon the amount due under the loan and the value of the pledged securities at the time of foreclosure and other relevant factors. Messrs. Kratz and Hansen have stated that payment of the principal and interest due under these loans is current and that no other events of default have occurred or are existing pursuant to the terms of the agreements evidencing the loans. Marshall & Ilsley Corporation, which owns the Bank, also owns 20,211 shares of Common Stock of FSCM, representing 6.2% of all issued and outstanding shares of Common Stock assuming the conversion into Common Stock of all MCDs and Preferred Stock outstanding at March 31, 1997.

Richey Corporation ("Richey") provides to FSCM and TRIB various services, including services related to strategic planning, regulatory matters, accounting, auditing, income taxes, and loan administration, pursuant to a Services Agreement by and between Richey and FSCM dated March 23, 1995. Douglas
M. Kratz is the Secretary and Treasurer of Richey. During the fiscal years ended March 31, 1996 and 1995, Richey received under these Agreements, respectively, $179,889 plus a bonus of $63,750; and $170,947 plus a bonus of $20,000.

Richard J. Carlson, the President and Chief Operating Officer and a Director of TRIB, has entered into a Continuity/Severance Agreement with TRIB dated December 22, 1995 ("Carlson Agreement"). The Carlson Agreement provides for a severance payment equal to 24 months of Mr. Carlson's salary if a "Change in Control" (as defined in the Carlson Agreement) occurs on or before December 31, 1998; a severance payment equal to at least 12 months but less than 24 months of salary if a Change in Control occurs during the period from January 1, 1999 through December 31, 2000; and a severance payment equal to 12 months of salary if a Change in Control occurs after December 31, 2000. Such severance payments are to be made only if Mr. Carlson's employment with TRIB is terminated for a reason other than "Good Cause" (as defined in the Carlson Agreement). The Carlson Agreement contains a covenant not to compete that becomes effective should Mr. Carlson receive a severance payment under the Carlson Agreement.

TRIB has had, and expects to have in the future, banking transactions in the ordinary course of business with executive officers and Directors of FSCM and TRIB or with an affiliate of such person. Such transactions have been and will be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not and will not involve more than normal risk of collectibility.

All of the foregoing transactions and all future and ongoing transactions between FSCM and TRIB and their affiliates, including Richey, have been and will be on terms no more favorable than could be obtained from unaffiliated parties and will be approved by a majority of the Directors of FSCM not interested in the transaction.

FSCM has been informed that no executive officer, director or affiliate of FSCM or TRIB (who together own a total of 74,664 issued and outstanding shares of Common Stock) intends to tender Shares in the Offer.

10. CERTAIN EFFECTS OF THE OFFER.

The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in FSCM of non-tendering shareholders. All shareholders remaining after the Offer will be subject to any increased risks associated with the reduction in FSCM's aggregate assets resulting from payment for the tendered Shares. All Shares purchased by FSCM pursuant to the Offer will remain authorized but unissued and will be held as treasury shares. See the Pro Forma Financial Information included in Section 8.

11. CERTAIN INFORMATION ABOUT FSCM.

FSCM is a one-bank holding company incorporated under Delaware law and having its principal executive offices at 224-18th Street, Suite 202, Rock Island, Illinois 61201-8719, with its telephone number being (309) 794-1120. FSCM owns all of the outstanding shares of TRIB, which has its principal place of business in Rock Island, Illinois. In 1974, FSCM acquired all of the shares of TRIB, then an Illinois state banking corporation. On November 1, 1995, TRIB became a national bank and relocated its official office from Rock Island, Illinois to Bettendorf, Iowa. TRIB's trade area includes portions of Rock Island County and Henry County in Illinois and Scott County in Iowa (which together had a 1995 population of approximately 288,100) and includes the Greater Quad Cities metropolitan Area, which encompasses the municipalities of Davenport and Bettendorf, Iowa; and Rock Island, Moline, East Moline, Milan, Silvis, Colona and Green Rock, Illinois. TRIB is a member of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation. See Sections 7 and 8.

12. SOURCE AND AMOUNT OF FUNDS.

The total cost to FSCM of purchasing 83,000 Shares of its Common Stock at $90.00 per Share pursuant to the Offer would be $7,470,000. FSCM has been informed that no executive officer, director or affiliate of FSCM or TRIB (who together own a total of 74,664 issued and outstanding shares of Common Stock) intends to tender Shares in the Offer.

To pay the aggregate purchase price of Shares accepted for payment pursuant to the Offer, FSCM anticipates that at least $1,000,000 of the purchase price for the Shares will be derived from cash or cash equivalents on hand, and/or funds from its Line of Credit. Any remaining purchase price may also be funded from the $90.00 per share proceeds paid for an equal number of shares of Common Stock to be issued by FSCM more than 10 business days after the Expiration Date . See
Section 6.

13. ADDITIONAL INFORMATION.

The Company is subject to certain of the informational filing requirements of the Exchange Act and in accordance therewith is obligated to file reports with the Securities and Exchange Commission (the "Commission") relating to its business, financial statements and other matters. FSCM also has filed with the Commission an Issuer Tender Offer Statement on Schedule 13E-4, which includes certain additional information relating to the Offer. The reports and the
Schedule 13E-4 may be inspected and copied at prescribed rates at the Commission's public reference facilities at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and Seven World Trade Center, New York, New York 10048. Copies of such material may also be obtained by mail at prescribed rates from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Certain of such reports and the Schedule 13E-4 also may be inspected without charge at a Web site maintained by the SEC at http://www.sec.gov., and copies may be obtained without charge by contacting Ms. Patricia A. Zimmer at FSCM at the address and telephone number set forth on page -ii- hereof.

14. CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES.

The following discussion is a summary of certain U.S. federal income tax consequences for shareholders who sell Shares pursuant to the Offer. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings, and decisions in effect on the date of this Offer, all of which are subject to change. All section references herein are to the Code, unless stated otherwise. This summary does not discuss any aspect of state, local or foreign taxation and does not discuss all the tax considerations that may be relevant to particular shareholders in light of their personal investment circumstances, or to certain types of shareholders that may be subject to special tax rules, such as financial institutions, tax exempt organizations, insurance companies, dealers in stock or securities, foreign corporations, and individuals who are not citizens or residents of the United States.

Purchases of Shares by FSCM pursuant to the Offer generally will be taxable transactions for federal income tax purposes, and they also may be taxable transactions under applicable state, local and foreign tax laws. FSCM cannot predict the extent to which the Offer may be oversubscribed. If the Offer is oversubscribed, proration of tenders pursuant to the Offer will cause FSCM to accept fewer Shares than are tendered. Therefore, shareholders cannot be given any assurances that a sufficient number of their Shares will be purchased pursuant to the Offer to ensure that such purchases will be treated as sales or exchanges for federal income tax purposes rather than as dividends, pursuant to the rules discussed below.

SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS IN DETERMINING THE TAX CONSIDERATIONS THAT MAY BE RELEVANT IN CONNECTION WITH THE PROPOSED OFFER, INCLUDING THE APPLICATION TO THEIR PARTICULAR SITUATIONS OF THE TAX CONSIDERATIONS DISCUSSED BELOW, AS WELL AS THE APPLICATION OF STATE, LOCAL, FOREIGN, OR OTHER TAX LAWS.

The receipt of cash for Shares tendered pursuant to the Offer generally will be accorded sale or exchange treatment for federal income tax purposes, and gain or loss (rather than dividend income) will be reorganized by a tendering shareholder, if one of the three redemption tests described below is satisfied with respect to that shareholder. Any gain or loss so recognized will be equal to the difference between the amount of cash received in the exchange and the holder's tax basis in the Shares redeemed. If the Shares constitute a capital asset in the hands of the selling shareholder and have a holding period of more than one year, this gain or loss generally will be long-term capital gain or loss.

If none of the redemption tests are satisfied with regard to a particular shareholder, gross proceeds received from FSCM for Shares redeemed from that shareholder pursuant to the Offer will be treated as a fully taxable dividend to the extent of FSCM's current or accumulated earnings and profits. If the proceeds were taxed as dividends, the tax basis of Shares purchased by FSCM generally would be added to the tax basis of the Shares that the shareholder would continue to own. In the case of a corporate shareholder, any amount treated as a dividend (i) generally would be eligible for a 70% dividends received deduction under Section 243 of the Code, subject to the limitations described in Sections 246 and 246A of the Code and (ii) likely would constitute an "extraordinary dividend" under Section 1059 of the Code.

A tendering shareholder must satisfy one of the following three redemption tests to be entitled to sale or exchange treatment pursuant to the Offer. The tests are: (i) the shareholder's interest in FSCM is completely terminated as a result of the transfer of Shares, (ii) the shareholder's percentage interest in FSCM (as measured before FSCM's purchase of any shares pursuant to the Offer) is reduced by more than 20% (as measured after FSCM's purchase of all Shares redeemed pursuant to the Offer) as a result of the transfer of Shares, or (iii) the shareholder demonstrates that the payment received in respect of the transfer of Shares to FSCM is "not essentially equivalent to a dividend."

The determination of whether the redemption of an interest of a particular shareholder in FSCM is "not essentially equivalent to a dividend" would be based on whether that particular shareholder's interest in FSCM was "meaningfully reduced" as a result of the redemption. Although there are no safe harbor guidelines for the application of this rule, in a published ruling the Internal Revenue Service has indicated that with regard to publicly held corporations, any reduction in the percentage share ownership of a shareholder whose relative share ownership in the corporation is minimal (ownership of less than 1% of the outstanding shares should satisfy this requirement), and who exercises no control over corporate affairs, probably would constitute a meaningful reduction of that shareholder's interests in the corporation. However, the application of this rule is based on the facts and circumstances of each shareholder's personal investment situation, and therefore shareholders are urged to consult their own tax advisors with regard to the application of this rule to any reduction of their interests as shareholders of FSCM.

In applying the three redemption tests, a shareholder is deemed, in most cases, to own Shares actually owned by certain related individuals and entities. For example, an individual shareholder is considered to own Shares owned directly or indirectly by or for his or her spouse and his or her children, grandchildren, and parents. In addition, a shareholder is considered to own a proportionate number of Shares owned by trusts or estates in which the shareholder has a beneficial interest, by partnerships in which the shareholder is a partner, and by corporations in which the shareholder owns, directly or indirectly, 50% or more in value of the stock. Similarly, Shares directly or indirectly owned by beneficiaries of estates or trusts, by partners of partnerships and, under certain circumstances, by shareholders of corporations, are considered owned by these entities. A shareholder also is deemed to own Shares which the shareholder has the right to acquire by exercise of an option. These constructive ownership rules generally will not apply, however, in the case of a complete redemption of a shareholder's actual ownership interest in FSCM if the shareholder has no interest in FSCM, including an interest as an officer, director or employee, immediately after the redemption or at anytime after 10 years of the date of the redemption.

Special rules resulting in different tax consequences from those described herein may apply in the case of Shares acquired as a form of compensation by an employee of FSCM or an affiliate of FSCM.

See Section 2 with respect to the application of federal income tax withholding and backup withholding.

THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE TAX CONSIDERATIONS THAT MAY BE RELEVANT IN CONNECTION WITH THE PROPOSED OFFER, INCLUDING THE APPLICATION OF THE TAX CONSIDERATIONS DISCUSSED ABOVE, AS WELL AS THE APPLICATION OF STATE, LOCAL, FOREIGN OR OTHER TAX LAWS.

15. EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS.

FSCM expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Transfer Agent. During any such extension, all Shares previously tendered and not purchased or withdrawn will remain subject to the Offer, except to the extent that such Shares may be withdrawn as set forth in Section 3. FSCM also expressly reserves the right, in its sole discretion, to terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares upon the occurrence of any of the conditions specified in Section 5 hereof by giving oral or written notice of such termination or postponement to the Transfer Agent and making a public announcement thereof. FSCM's reservation of the right to delay payment for Shares which it has accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that FSCM must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, FSCM further reserves the right, in its sole discretion, to amend the Offer in any respect. Amendments to the Offer may be made at any time or from time to time by notice sent promptly to shareholders in a manner reasonably designed to inform shareholders of such amendments.

If FSCM materially changes the terms of the Offer or the information concerning the Offer, FSCM will extend the Offer to the extent required by Rules 13e-4(e)(2) and 13e-4(f)(1)(ii) promulgated under the Exchange Act. These rules provide that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price, change in any dealer's soliciting fee or a change in the percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. If (i) FSCM increases or decreases the consideration offered for Shares pursuant to the Offer or FSCM increases the number of Shares being sought by an amount exceeding 2% of the outstanding Shares, or FSCM decreases the number of Shares being sought and (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given, the Offer will be extended until the expiration of such period of ten business days.

16. MISCELLANEOUS.

The Offer is not being made to, nor will FSCM accept tenders from, owners of Shares in any jurisdiction in which the Offer or its acceptance would not comply with the securities or "blue sky" laws of such jurisdiction. FSCM is not aware of any jurisdiction in which the making of the Offer or the acceptance of tenders of, purchase of or payment for Shares would not be in compliance with the laws of such jurisdiction. However, FSCM reserves the right to exclude shareholders in any jurisdiction in which it is asserted that the Offer cannot lawfully be made or tendered Shares cannot lawfully be accepted, purchased or paid for. So long as FSCM makes a good faith effort to comply with any state law deemed applicable to the Offer, FSCM believes that the exclusion of holders residing in any such jurisdiction is permitted under Rule 13e-4(f)(9) promulgated under the Exchange Act. In any jurisdiction the securities or "blue sky" laws of which require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on FSCM's behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

May 12, 1997                       Financial Services Corporation of the Midwest
                                   224 - 18th Street, Suite 202
                                   Rock Island, Illinois 61201-8737

                              LETTER OF TRANSMITTAL



May 6, 1997


Board of Directors
Financial Services Corporation of the Midwest
224 18th Street, Suite 202
Rock Island, Illinois  61201-8737

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to Financial Services Corporation of the Midwest, Rock Island, Illinois ("FSCM") of the terms of: (i) a proposed tender offer to repurchase up to 83,000 shares of common stock at $90.00 per share; (ii) the redemption of $5.0 million of FSCM's Class A Cumulative Preferred Stock; and (iii) the issuance of $5.0 million of a New Class A Cumulative Preferred Stock with a conversion price of $120.00 per common share and a dividend rate of 9.25% (collectively referred to as the "Transactions").

In carrying out our engagement, we have reviewed and analyzed material bearing upon the financial and operating condition of FSCM, including, but not limited to: (i) the audited financial statemetns of FSCM for the year ending 1991-1996;
(ii) the  unaudited  financial  statements  for the year ending  March 31, 1997;
(iii) certain other internal financial information of FSCM and other publicly availbale information on FSCM; (iv) publicly available information regarding the performance of certain other companies whose business activities were believed by Austin Associates to be generally comparable to those of FSCM; (v) the pro forma effect of the Transactions on FSCM; (vi) the Tender Offer Statement provided to shareholders of FSCM; and (vii) such other analysis and information as Austin deemed relevant.

In our review and analysis, we relied upon and assumed the accuracy and completeness of the financial and other information provided to us, or publicly available, and have not attempted to verify the same. It is understood that this letter is for the information of the Board of Directors only; provided, however, that we hereby consent to the inclusion of this opinion in any tender offer documents produced in connection with the Transactions.

Based upon our analysis and subject to the qualifications described herein, we believe that as of the date of this letter, the Transactions are fair, from a financial point of view, to FSCM.

For our services in rendering this opinion, FSCM has paid us a fee and has indemnified us against certain liabilities.




/s/ Austin Associates, Inc.

                                                               Exhibit (a)(2)(i)
                                                              to Schedule 13E-4

                             LETTER OF TRANSMITTAL


                        To Tender Shares Of Common Stock
                                       of
                  FINANCIAL SERVICES CORPORATION OF THE MIDWEST

                        Pursuant To The Offer To Purchase
                               Dated May 12, 1997

          THE OFFER, THE PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE
           AT 5:00 P.M., ROCK ISLAND, ILLINOIS TIME, ON JUNE 13, 1997,
                          UNLESS THE OFFER IS EXTENDED

                       To: Illinois Stock Transfer Company
                          By facsimile: (312) 427-2879
               To call for additional information: (312) 427-2953

BY MAIL:                                    BY OVERNIGHT COURIER:                       BY HAND:

Illinois Stock Transfer                     Illinois Stock Transfer                     Illinois Stock Transfer
  Company                                     Company                                     Company
223 West Jackson Boulevard, Suite 1210      223 West Jackson Boulevard, Suite 1210      223 West Jackson Boulevard, Suite 1210
Chicago, Illinois  60606                    Chicago, Illinois  60606                    Chicago, Illinois  60606

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS TO A FACSIMILE NUMBER OTHER THAN THE ONE LISTED ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED.

This Letter of Transmittal is to be used only if (a) certificates for Shares are to be delivered with it or (b) Shares are being delivered concurrently by book-entry transfer to the account maintained by the Transfer Agent at The Depository Trust Company ("DTC") as set forth in Section 2 of the Offer to Purchase.

Shareholders who cannot deliver the certificates for their Shares to the Transfer Agent on or prior to the Expiration Date (as defined in the Offer to Purchase) or who cannot complete the procedure for book-entry transfer on a timely basis or who cannot deliver a Letter of Transmittal and all other required documents to the Transfer Agent on or prior to the Expiration Date, in any such case, must tender their Shares pursuant to the guaranteed delivery procedures set forth in Section 2 of the Offer to Purchase. See Instruction 2.

Shareholders are not required to pay a service charge to FSCM or the Transfer Agent in connection with their tender of Shares, but may be charged a fee by a broker, dealer or other institution for processing the tender requested.
Delivery of documents to a book-entry transfer facility does not constitute delivery to the Transfer Agent.

DESCRIPTION OF SHARES TENDERED

                                                                      Total Number of                              Number of
                                               Stock Certificate     Shares Represented                              Shares
Name and Address(es) of Registered Holder(s)       Number(s)*          by Certificates                             Tendered**
--------------------------------------------   -----------------     ------------------                            ----------




                                                                     Total Shares Tendered:

                                                                     *Need not be completed by shareholders
                                                                      delivering shares by book-entry
                                                                      transfer.  If more than one certificate
                                                                      is enclosed, shareholders may indicate,
                                                                      by numbering or otherwise, any preference
                                                                      in the order in which they would like
                                                                      certificates to be accepted for purchase.

(The label affixed above, if any, indicates                         **Unless otherwise indicated, it will be
the number of Shares owned by you on the                              assumed that all Shares represented by
records of Illinois Stock Transfer Company,                           any certificates delivered to the Transfer
the Transfer Agent for the Shares.  If blank,                         Agent are being tendered.  See Instruction
fill in exactly as name(s) appear(s) of                               4.



    THE FOLLOWING TWO BOXES ARE TO BE CHECKED BY ELIGIBLE INSTITUTIONS ONLY:

                              BOOK-ENTRY TRANSFERS

      IF SHARES ARE BEING DELIVERED BY BOOK-ENTRY TRANSFER MADE TO AN ACCOUNT MAINTAINED BY THE TRANSFER AGENT WITH THE DEPOSITORY TRUST COMPANY ("DTC"), COMPLETE THE FOLLOWING:

      NAME OF TENDERING INSTITUTION: ___________________________________________

      DTC PARTICIPANT NUMBER: __________________________________________________


                PREVIOUS TENDER BY NOTICE OF GUARANTEED DELIVERY

      IF SHARES ARE BEING DELIVERED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE TRANSFER AGENT, COMPLETE THE FOLLOWING:

      NAME(S) OF REGISTERED HOLDER(S):  ________________________________________

      WINDOW TICKET NUMBER (IF ANY): ___________________________________________

      DATE OF EXECUTION OF NOTICE OF GUARANTEED DELIVERY: ______________________

      NAME OF ELIGIBLE INSTITUTION WHICH GUARANTEED DELIVERY: __________________

      DTC PARTICIPANT NUMBER (IF DELIVERED BY BOOK-ENTRY TRANSFER):

I have lost my Certificate(s) for _____ Shares and require assistance with respect to replacing such certificate(s).

Ladies and Gentlemen:

The person(s) signing this Letter of Transmittal (the "Signor") hereby tenders to Financial Services Corporation of the Midwest ("FSCM"), a one-bank holding company incorporated under the laws of the State of Delaware, the above-described shares (the "Shares") of Common Stock of FSCM, par value $0.50 per share (the "Common Stock"), at a price of $90.00 per Share payable in cash (the "Purchase Price") upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 12, 1997, receipt of which is hereby acknowledged, and in this Letter of Transmittal (which Offer to Purchase and Letter of Transmittal together constitute the "Offer").

Subject to, and effective upon, acceptance for payment of, or payment for, Shares tendered herewith in accordance with the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms or conditions of any such extension or amendment), the Signor hereby sells, assigns and transfers to, or upon the order of, FSCM, all right, title and interest in and to all of the Shares that are being tendered hereby that are purchased pursuant to the Offer and hereby irrevocably constitutes and appoints Illinois Stock Transfer Company (the "Transfer Agent") the true and lawful agent and attorney-in-fact of the Signor with respect to such Shares, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to (a) deliver certificate(s) for such Shares, if any, for cancellation and transfer on FSCM's books, or transfer ownership of such Shares in the account maintained by the Transfer Agent at The Depository Trust Company ("DTC"), together, in any such case, with all accompanying evidences of transfer and authenticity, to or upon the order of FSCM, (b) present such Shares for transfer and cancellation on FSCM's books and (c) receive all benefits and otherwise exercise all rights of beneficial ownership of such Shares, subject to the next paragraph, all in accordance with the terms and subject to the conditions set forth in the Offer.

The Signor hereby represents and warrants that (a) the Signor, if a broker, dealer, commercial bank, trust company or other nominee, has obtained the tendering shareholder's instructions to tender pursuant to the terms and conditions of this Offer in accordance with the letter from FSCM to brokers, dealers, commercial banks, trust companies and other nominees; (b) when and to the extent FSCM accepts the Shares for purchase, FSCM will acquire good, marketable and unencumbered title thereto, free and clear of all security interests, liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to their sale or transfer, and not subject to any adverse claim; (c) on request, the Signor will execute and deliver any additional documents that the Transfer Agent or FSCM deems necessary or desirable to complete the sale, assignment, transfer and purchase of the Shares tendered hereby; and (d) the Signor has read and agrees to all of the terms and conditions of the Offer.

The name(s) and address(es) of the registered owner(s) should be printed exactly as on the registration of the Shares. If the Shares tendered hereby are in certificated form, the stock certificate(s) representing such Shares must be returned together with this Letter of Transmittal.

The Signor recognizes that, under certain circumstances set forth in the Offer to Purchase, FSCM may terminate or amend the Offer or may not be required to purchase any of the Shares tendered hereby. In any such event, the Signor understands that stock certificate(s) for the Shares not purchased, if any, will be returned to the Signor at its registered address unless otherwise indicated under the Special Delivery Instructions below. The Signor recognizes that FSCM has no obligation, pursuant to the Special Payment Instructions, to transfer any Shares from the name of the registered owner thereof if FSCM purchases none of such Shares.

The Signor understands that acceptance of Shares by FSCM for payment will constitute a binding agreement between the Signor and FSCM upon the terms and subject to the conditions of the Offer.

The check for the Purchase Price of the tendered Shares purchased will be issued to the order of the Signor and mailed to the address indicated, unless otherwise indicated in the box titled Special Payment Instructions or the box titled Special Delivery Instructions. FSCM will not pay interest on the Purchase Price under any circumstances.

All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the Signor and all obligations of the Signor hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the Signor. Except as stated in the Offer, this tender is irrevocable.

Unless otherwise indicated herein under "Special Payment Instructions," please issue the check for the Purchase Price and/or return any stock certificates for the Shares not tendered or accepted for payment in the name(s) of the registered holder(s) appearing under "Description of Shares Tendered." Similarly, unless otherwise indicated under "Special Delivery Instructions," please mail the check for the Purchase Price for any Shares purchased and/or return any stock certificates for the Shares not tendered or accepted for payment (and accompanying documents, as appropriate) to the address(es) of the registered holder(s) appearing under "Description of Shares Tendered." If both the Special Payment Instructions and the Special Delivery Instructions are completed, please issue the check for the Purchase Price and/or return any stock certificates for the Shares not tendered or accepted for payment in the name of, and deliver such check and/or return any such stock certificates to, the person(s) so indicated. The undersigned recognizes that FSCM has no obligation pursuant to the Special Payment Instructions to transfer any Shares from the name of the registered holder thereof, or to order the registration or transfer of such Shares by book-entry transfer, if FSCM does not accept for payment any of the Shares tendered hereby.

It is not necessary to endorse the stock certificates when you are completing this form.

SPECIAL PAYMENT INSTRUCTIONS                                   SPECIAL DELIVERY INSTRUCTIONS
============================                                   ========================================
Special Payment Instructions                                   Special Delivery Instructions

To  be  completed   ONLY  if  the  check  for  the             To be completed  ONLY if the check for the purchase  price
Purchase  Price of  Shares  accepted  for  payment             of Shares  accepted  for  payment  (less the amount of any
(less the amount of any federal  income and backup             federal income and backup  withholding  tax required to be
withholding   tax  required  to  be  withheld)  or             withheld) or  certificates  for Shares not tendered or not
certificates   for  Shares  not  tendered  or  not             purchased  are to be  mailed  to  someone  other  than the
purchased  are  to be  issued  in the  name(s)  of             registered  holder(s)  in Box A or to  such  person  at an
someone  other than the  registered  holder(s)  in             address other than that in Box A.
Box  A  or  if  Shares   delivered  by  Book-Entry
transfer   that  are  not   purchased  are  to  be
returned  by credit to an  account  maintained  at
DTC.                                                           MAIL ___   CHECK ___   CERTIFICATE(S):


ISSUE ___ CHECK ___ CERTIFICATES TO:                           ______________________________________________
                                                               Name(s) (Please type or print)
__________________________________________________
Name(s) (Please type or print)                                 ______________________________________________
                                                               Street Address
__________________________________________________
Street Address                                                 ______________________________________________
                                                               City, State and Zip Code
__________________________________________________
City, State and Zip Code                                       ______________________________________________
                                                               Tax ID or Social Security Number
__________________________________________________
Tax ID or Social Security Number

___ Credit Shares tendered by book-entry transfer and not purchased to the account set forth below.

Name of Account Party ____________________________

DTC Participant Number ___________________________


(See Instructions 1, 4, 5, 6 and 7.)                           (See Instructions 1,4, 5, 6 and 7.)
==================================================             =================================================================



       SIGNATURES                                                   SIGNATURE GUARANTEE
==================================================             ==================================================================
                                                               See Instructions 1 and 5 to determine whether your signature
SIGN HERE (all tendering holders)                              must be Medallion guaranteed by an eligible financial
                                                               institution. NOTE: A notarization by a notary public is not acceptable.
                                                               ------------------------------------------------------------------
The Offer is hereby accepted in accordance with
its terms:                                                                    FOR USE BY FINANCIAL INSTITUTION ONLY.
                                                                           PLACE MEDALLION GUARANTEE IN SPACE BELOW.
________________________________________________

________________________________________________
Signature(s) of owner(s)

________________________________________________
Phone Number

(Must be signed by the registered  holder(s)  exactly
as name(s) appear(s) on the stock  certificate(s) for
the Shares or on a security position listing or by
person(s)  authorized to become  registered  holder(s)
by certificates and documents  transmitted  herewith.
If signature is by trustees, executors,
administrators, guardians, attorneys-in-fact,
agents, officers of corporations or others acting in
a fiduciary  or  representative  capacity, please set
forth full title and see Instruction 5.)
======================================================          ==================================================================

                                  INSTRUCTIONS

              Forming Part of the Terms and Conditions of the Offer

1. GUARANTEE OF SIGNATURES. Except as otherwise hereinafter provided, all signatures on this Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) which is a participant in the Securities Transfer Agents Medallion Program or the New York Stock Exchange Medallion Program (an "Eligible Institution"). No signature guarantee is required on this Letter of Transmittal (a) if this Letter of Transmittal is signed by the registered holder(s) of Shares tendered herewith (including, for purposes of this document, any participant in the book-entry transfer facility of The Depository Trust Company ("DTC") whose name appears on DTC's security position listing as the owner of Shares), unless such holder(s) has completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" above, or (b) if such Shares are tendered for the account of an Eligible Institution. See Instruction 5.

2. DELIVERY OF LETTER OF TRANSMITTAL AND SHARES; GUARANTEED DELIVERY. This Letter of Transmittal is to be used only if (a) certificates for Shares are to be delivered with it or (b) Shares are being delivered by book-entry transfer pursuant to the procedures set forth in Section 2 of the Offer to Purchase. For a shareholder to validly tender Shares, certificates for all physically delivered Shares, or a confirmation of a book-entry transfer of all Shares delivered electronically into the Transfer Agent's account at the DTC, as well as a properly completed and duly executed Letter of Transmittal (or a photocopy or facsimile hereof bearing original signature(s) and any required signature guarantees) and any documents required by this Letter of Transmittal, must be received by the Transfer Agent at one of its addresses set forth on the front page of this Letter of Transmittal on or prior to the Expiration Date.

     Shareholders who cannot deliver their Shares and all other required documents to the Transfer Agent on or before the Expiration Date must tender their Shares pursuant to the guaranteed delivery procedure set forth in Section 2 of the Offer to Purchase. Pursuant to such procedure: (a) such tender must be made by or through an Eligible Institution, (b) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the purchaser must be received by the Transfer Agent on or before the Expiration Date, and (c) the certificates for all physically delivered Shares, or a confirmation of a book-entry transfer of all Shares delivered electronically into the Transfer Agent's account at the DTC, as well as a properly completed and duly executed Letter of Transmittal (or a photocopy or facsimile hereof bearing original signature(s) and any required signature guarantees) or, in the case of a book-entry delivery, an Agent's Message and any other documents required by this Letter of Transmittal, must be received by the Transfer Agent within three Nasdaq National Market trading days after the date of execution of such Notice of Guaranteed Delivery, all as provided in Section 2 of the Offer to Purchase.

     THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING SHARE CERTIFICATES, THIS LETTER OF TRANSMITTAL, AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH ANY BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND SOLE RISK OF THE TENDERING SHAREHOLDER. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY. Delivery will be deemed made only when actually received by the Transfer Agent. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended.
     Shareholders have the responsibility to cause their Shares (in proper certificated or uncertificated form), this Letter of Transmittal (or a photocopy or facsimile hereof bearing original signature(s) and any required signature guarantees), and any other documents required by this Letter of Transmittal to be timely delivered in accordance with the Offer.

     FSCM will not accept any alternative, conditional or contingent tenders, and no fractional Shares will be purchased. All tendering shareholders, brokers, dealers, commercial banks, trust companies and other nominees, by execution of this Letter of Transmittal (or a photocopy or facsimile hereof bearing original signature(s) and any required signature guarantees), waive any right to receive any notice of the acceptance of their tender.

3. INADEQUATE SPACE. If the space provided in any of the above boxes is inadequate, the necessary information should be listed on a separate schedule signed by all of the required signatories and attached hereto.

4. PARTIAL TENDERS (not applicable to shareholders who tendered by book-entry transfer). If fewer than all of the Shares represented by any certificate delivered to the Transfer Agent are to be tendered, fill in the number of Shares which are to be tendered in the box entitled "Number of Shares Tendered." In such case, a new certificate for the remainder of the Shares represented by the old certificate will be sent to the person(s) signing this Letter of Transmittal, unless otherwise provided in the appropriate box on this Letter of Transmittal, as promptly as practicable after the expiration or termination of the Offer. All Shares represented by certificates delivered to the Transfer Agent will be deemed to have been tendered unless otherwise indicated.

5. SIGNATURES ON LETTER OF TRANSMITTAL, AUTHORIZATIONS AND ENDORSEMENTS. If this Letter of Transmittal is signed by the registered holder(s) of the Shares tendered hereby, the signature(s) must correspond with the name(s) as written on the face of the certificate(s) without any alteration, enlargement or any change whatsoever.

     If any of the Shares tendered hereby are owned of record by two or more persons, all such persons must sign this Letter of Transmittal.

     If any of  the  tendered  Shares  are  registered  in  different  names  on different certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of certificates. If this Letter of Transmittal is signed by the registered holder(s) of the Shares tendered hereby, no endorsements of certificates or separate stock powers are required unless payment is to be made to, or stock certificates for Shares not tendered or not purchased are to be returned, in the name of any person other than the registered holder(s). Signatures on such certificates or stock powers must be guaranteed by an Eligible Institution. See Instruction 1.

     If this Letter of Transmittal is signed by a person other than the registered holder(s) of the Shares tendered hereby, the certificate(s) must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appears on the certificate(s) for such Shares. Signatures on any such certificates or stock powers must be guaranteed by an Eligible Institution. See Instruction 1.

     If this Letter of Transmittal or stock powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to FSCM of their authority so to act must be submitted.

6. STOCK TRANSFER TAXES. Except as provided in this Instruction, FSCM will pay any stock transfer taxes payable on the transfer to it of Shares purchased pursuant to the Offer. If, however, (a) payment of the Purchase Price is to be made to, or (in the circumstances permitted by the Offer) Shares not tendered or not purchased are to be registered in the name(s) of, any person(s) other than the registered owner(s), or (b) if any tendered certificate(s) are registered, or the Shares tendered are otherwise held, in the name(s) of any person(s) other than the registered owner, the amount of any transfer taxes (whether imposed on the registered owner(s) or such other person(s)) payable on account of the transfer to such person(s) will be deducted from the Purchase Price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted.

7. SPECIAL PAYMENT AND DELIVERY INSTRUCTIONS. If the check for the Purchase Price of any Shares purchased is to be issued, or any Shares not tendered or not purchased are to be returned, in the name of a person other than the person(s) signing this Letter of Transmittal, or if the check or any certificates for Shares not tendered or not purchased are to be mailed to someone other than the person(s) signing this Letter of Transmittal or to the person(s) signing this Letter of Transmittal at an address other than that shown above, the appropriate boxes on this Letter of Transmittal should be completed. Shareholders tendering Shares by book-entry transfer may request that Shares not purchased be credited to such account at the DTC as such shareholder may designate under "Special Payment Instructions."

8. IRREGULARITIES. All questions as to the Purchase Price, number of Shares accepted, the form of documents, and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by FSCM, in its sole discretion, which determination shall be final and binding on all parties. FSCM reserves the absolute right to reject any or all tenders determined not to be in proper form or to refuse to accept for payment, purchase or pay for any Shares if, in the opinion of FSCM's counsel, accepting, purchasing or paying for such Shares would be unlawful. FSCM also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender, whether generally or with respect to any particular Share(s) or shareholder(s). FSCM's interpretations of the terms and conditions of the Offer (including these instructions) shall be final and binding on all parties. No tender of
     Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as FSCM shall determine.

     NEITHER FSCM, THE TRANSFER AGENT NOR ANY OTHER PERSON IS OR WILL BE OBLIGATED TO GIVE ANY NOTICE OF DEFECTS IN TENDERS, AND NONE OF THEM SHALL INCUR ANY LIABILITY FOR FAILURE TO GIVE ANY SUCH NOTICE.

9. QUESTIONS AND REQUESTS FOR ASSISTANCE AND ADDITIONAL COPIES. Questions and requests for assistance may be directed to Illinois Stock Transfer Company at the mailing address provided on the front page hereof or at (312) 427-2953, or by telephoning Ms. Patricia A. Zimmer at FSCM at (309) 794-1122, extension 1301. Requests for additional copies of the Offer to Purchase and this Letter of Transmittal may also be directed to Illinois Stock Transfer Company or Ms. Zimmer. Shareholders who do not own Shares directly may also obtain such information and copies from their broker, dealer, commercial bank, trust company or other nominee. Shareholders who do not own Shares directly are required to tender their Shares through their broker, dealer, commercial bank, trust company or other nominee and should NOT submit this Letter of Transmittal to the Transfer Agent.

10. RESTRICTION ON SHORT SALES. Section 14(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14e-4 promulgated thereunder make it unlawful for any person, directly or indirectly, acting alone or in concert with others, to guarantee tender of Shares or to tender Shares in a partial tender offer for such person's own account or for the account of another person unless at the time of tender, and at the time the Shares are accepted for payment, the person tendering has a net long position equal to or greater than the amount tendered in (i) Shares, and will deliver or cause to be delivered such Shares for the purpose of tender to the person making the Offer within the period specified in the offer, or
     (ii) an equivalent security and, upon acceptance of his or her tender, will acquire Shares by conversion, exchange, or exercise of such equivalent security to the extent required by the terms of the Offer, and will deliver or cause to be delivered the Shares so acquired for the purpose of tender to FSCM prior to or on the Expiration Date.

     The acceptance of Shares by FSCM for payment will constitute a binding agreement between the tendering shareholder and FSCM, upon the terms and subject to the conditions of the Offer, including such shareholder's representation that (i) such shareholder has a net long position in the Shares being tendered within the meaning of Rule 14e-4 promulgated under the Exchange Act; and (ii) the tender of such Shares complies with Rule 14e-4.

11. BACKUP WITHHOLDING TAX. Under the United States federal income tax backup withholding rules, 31% of the gross proceeds payable to a shareholder pursuant to the Offer must be withheld and remitted to the United States Treasury, unless the shareholder's taxpayer identification number (employer identification number or social security number) is provided to the Transfer Agent and the shareholder certifies that such number is correct. Certain shareholders (including, among others, all corporations and certain non-resident alien individuals) are not subject to these backup withholding and reporting requirements ("exempt recipients").

     All shareholders other than exempt recipients should execute and return to the Transfer Agent the Substitute Form W-9 included as part of the Letter of Transmittal. For a foreign individual to qualify as an exempt recipient, that stockholder must submit a properly executed Form W-8, signed under penalties of perjury, attesting to that individual's exempt status, a copy of which can be obtained from the Transfer Agent.

     FSCM will treat the gross proceeds payable pursuant to the Offer as a dividend for United States federal income tax purposes, and, therefore, any foreign shareholders or agents thereof will be exempt from backup withholding but will be subject to dividend withholding of federal income tax at a rate of 30%, unless a reduced rate of withholding is applicable pursuant to a tax treaty or an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business within the United States. For this purpose, a foreign shareholder is any shareholder that is not (i) a citizen or resident of the United States or any political subdivision thereof, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, or (iii) an estate or trust the income of which is includable in gross income for United States federal income tax purposes, regardless of its source. FSCM will determine the applicable rate of withholding by reference to a shareholder's address, except if facts and circumstances indicate such reliance is not warranted or if applicable law (for example, a tax treaty or certain Treasury regulations) requires some other method for determining a shareholder's residence.

     A foreign FSCM shareholder may be eligible to file for a refund of such tax or a portion of such tax if the shareholder is entitled to sale or exchange treatment as described in Section 14 below with regard to receipt of the proceeds payable pursuant to the Offer, or if such shareholder is entitled to a reduced rate of withholding pursuant to a tax treaty and FSCM withheld at a higher rate. In order to claim an exemption from withholding on the grounds that gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the United States, a foreign shareholder must deliver to the Transfer Agent a properly executed Form 4224 claiming such exemption. Such forms can be obtained from the Transfer Agent. Foreign shareholders are urged to consult their own tax advisors regarding the application of United States federal income tax withholding, including possible eligibility for a withholding tax reduction or exemption and the appropriate refund procedure.

     ANY TENDERING SHAREHOLDER WHO FAILS TO COMPLETE FULLY AND SIGN THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO REQUIRED FEDERAL INCOME TAX WITHHOLDING OF 31% OF THE GROSS PROCEEDS PAID TO SUCH SHAREHOLDER PURSUANT TO THE OFFER. SEE SECTION 14 - "CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES."

     THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. IT MAY NOT BE APPLICABLE TO NON-U.S. SHAREHOLDERS. ALL SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE OFFER.

     Important: In order for Shares to be validly tendered, this Letter of Transmittal (or a photocopy or facsimile hereof bearing original signature(s), properly completed and duly executed, together with any required signature guarantees), Shares (in proper certificated form) or confirmation of book-entry transfer of Shares, and all required documents, must be received by the Transfer Agent, or a properly completed and duly executed notice of guaranteed delivery must be received by the Transfer Agent, on or prior to the Expiration Date.

                            IMPORTANT TAX INFORMATION

SUBSTITUTE FORM W-9

Under the U.S. federal income tax laws, the Transfer Agent may be required to withhold 31% of the amount of any payment made to certain holders pursuant to the Offer. In order to avoid such backup withholding, each tendering U.S. shareholder must provide the Transfer Agent with such shareholder's correct TIN by completing the Substitute Form W-9 set forth below. In general, if a shareholder is an individual, the TIN is the Social Security number of such individual. If the Transfer Agent is not provided with the correct TIN, the shareholder may be subject to a penalty imposed by the Internal Revenue Service. Certain shareholders (including, among others, all corporations) are not subject to these backup withholding and reporting requirements, but should nonetheless complete a Substitute Form W-9 to avoid possible erroneous backup withholding. For further information regarding backup withholding and instructions for completing the Substitute Form W-9 (including how to obtain a TIN if you do not have one and how to complete the Substitute Form W-9 if Shares are held in more than one name), consult the enclosed Guidelines for Certification of Taxpayer Identification Number.

CONSEQUENCES OF FAILURE TO FILE SUBSTITUTE FORM W-9

Failure to complete Substitute Form W-9 will not, by itself, cause the Shares to be deemed invalidly tendered but may require the Transfer Agent to withhold 31% of the amount of any payments made pursuant to the Offer. Backup withholding is not an additional federal income tax. Rather, the federal income tax liability of a person subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, the shareholder may claim a refund from the Internal Revenue Service.

PLEASE PROVIDE YOUR SOCIAL SECURITY OR OTHER TAX IDENTIFICATION NUMBER ON THIS SUBSTITUTE FORM W-9 AND CERTIFY THEREIN THAT YOU ARE NOT SUBJECT TO BACKUP WITHHOLDING. FAILURE TO DO SO WILL SUBJECT YOU TO 31% FEDERAL INCOME TAX WITHHOLDING FROM YOUR PAYMENT CHECK. PLEASE REVIEW THE ENCLOSED "GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9" FOR ADDITIONAL DETAILS.

       SUBSTITUTE
        Form W-9           Part 1 - PLEASE  PROVIDE YOUR TIN IN THE
  Payor's Request for      AT RIGHT AND  CERTIFY BY SIGNING  AND DATING  _________________________________
Taxpayer Identification    BELOW.                                        Social Security Number
     Number (TIN)
                                                                         OR_______________________________
                                                                           Employer Identification Number
                           Part 2 - Awaiting TIN __

CERTIFICATION - UNDER THE PENALTIES OF PERJURY, I CERTIFY THAT THE INFORMATION PROVIDED ON THIS FORM IS TRUE, CORRECT AND COMPLETE.

Name ___________________________________________________________________________
                                  (Please Print)

Address_________________________________________________________________________
                               (Including Zip Code)

Signature _____________________________________________ Date ___________________


       YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED THE BOX
                        IN PART 2 OF SUBSTITUTE FORM W-9.

                        CERTIFICATE OF AWAITING TAXPAYER
                              IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office, or (b) I intend to mail or deliver an application in the near future. I understand that, notwithstanding that I have checked the box on Part 2 (and have completed this Certificate of Awaiting Taxpayer Identification Number), all reportable payments made to me prior to the time I provide the Transfer Agent with a properly certified taxpayer identification number will be subject to a 31% backup withholding tax.

Signature ____________________________________________ Date ____________________

                                                              Exhibit (a)(2)(ii)
                                                              to Schedule 13E-4


                          NOTICE OF GUARANTEED DELIVERY
                    (Not to be Used for Signature Guarantee)

                             REGARDING THE OFFER BY

                  FINANCIAL SERVICES CORPORATION OF THE MIDWEST

               TO PURCHASE FOR CASH 83,000 ISSUED AND OUTSTANDING
                   SHARES OF COMMON STOCK AT $90.00 PER SHARE

This form must be used to accept the Offer (as defined below) if a shareholder's stock certificates for shares of Common Stock of FSCM are not immediately available or if time will not permit the Letter of Transmittal and other required documents to reach the Transfer Agent on or before the Expiration Date. Terms used in this form that are not otherwise defined herein shall have the meanings specified in the Offer to Purchase dated May 12, 1997. This form may be delivered by hand, overnight courier or mail to the Transfer Agent at the appropriate address set forth below AND MUST BEAR ORIGINAL SIGNATURES (NOT PHOTOCOPIES OR FACSIMILES). Tenders using this form may be made only by or through a member firm of a registered national securities exchange, or a commercial bank or trust company having an office, branch or agency in the United States. See Section 2 of the Offer to Purchase.

               To: Illinois Stock Transfer Company, Transfer Agent
                          By facsimile: (312) 427-2879
               To call for additional information: (312) 427-2953

BY MAIL:                                    BY OVERNIGHT COURIER:                       BY HAND:
Illinois Stock Transfer                     Illinois Stock Transfer                     Illinois Stock Transfer
  Company                                     Company                                     Company
223 West Jackson Boulevard, Suite 1210      223 West Jackson Boulevard, Suite 1210      223 West Jackson Boulevard, Suite 1210
Chicago, Illinois  60606                    Chicago, Illinois  60606                    Chicago, Illinois  60606

Delivery of this Notice of Guaranteed Delivery to an address other than those shown above or transmission of instructions via a facsimile number other than that listed above does not constitute a valid delivery.

THIS FORM IS NOT TO BE USED TO GUARANTEE SIGNATURES. IF A SIGNATURE ON A LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN "ELIGIBLE INSTITUTION" UNDER THE INSTRUCTIONS THERETO, SUCH SIGNATURE GUARANTEE MUST APPEAR IN THE APPLICABLE SPACE PROVIDED IN THAT SIGNATURE BOX ON THE LETTER OF TRANSMITTAL.

The Eligible Institution that completes this form must communicate the guarantee to the Transfer Agent and must deliver the Letter of Transmittal and certificates for shares to the Transfer Agent within the time period shown therein. Failure to do so could result in a financial loss to such Eligible Institution.

Ladies and Gentlemen:

The undersigned hereby tenders to Financial Services Corporation of the Midwest ("FSCM"), upon the terms and subject to the conditions set forth in its Offer to Purchase dated May 12, 1997 and the related Letter of Transmittal (which together constitute the "Offer"), receipt of which are hereby acknowledged, the number (indicate below) of Shares pursuant to the guaranteed delivery procedures set forth in Section 2 of the Offer to Purchase.

                    NUMBER OF SHARES BEING TENDERED HEREBY:

                                                              SIGN HERE
Number of Shares included
in certificates delivered: _________________________  __________________________

Certificate Nos. (if available):
                                                      __________________________
____________________________________________________         Signature(s)

                                                      Dated: _____________, 1997

                                                      Name(s) of Shareholders:

If Shares will be tendered by book-entry transfer to The Depository Trust Company ("DTC"), please check box: __

DTC Participant Number:

_____________________________________________________  _________________________
                                                         Please Type or Print

_____________________________________________________
Address

_____________________________________________________
Zip Code

_____________________________________________________
Area Code and Telephone No.

_____________________________________________________
Taxpayer ID No. or Social Security No.

                                    GUARANTEE
                    (NOT TO BE USED FOR SIGNATURE GUARANTEE)


The undersigned, a member firm of a registered national securities exchange or the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office, branch or agency in the United States, guarantees: (a) that the above named person(s) "own(s)" the Shares tendered hereby within the meaning of Rule 14e-4 under the Securities Exchange Act of 1934, as amended; (b) that the tender of such Shares complies with Rule 14e-4; and (c) to deliver to the Transfer Agent certificates representing the Shares tendered hereby, in proper form for transfer (or to tender Shares pursuant to the procedure for book-entry transfer into the Transfer Agent's account at The Depository Trust Company if so specified on the foregoing page), together with a properly completed and duly executed Letter of Transmittal with any required signature guarantees, or an Agent's Message (as defined in the Offer to Purchase), and any other required documents, within five New York Stock Exchange trading days after the date of receipt hereof by the Transfer Agent.


                                       _________________________________________
                                                    Name of Firm

                                       _________________________________________
                                                Authorized Signature


                                        ________________________________________
                                                        Name
Dated:  _______________________, 1997

                                        ________________________________________
                                                      Address


                                        ________________________________________
                                                      Zip Code


                                        _______________________________________
                                              Area Code and Telephone No.

                                                               Exhibit (a)(3)(i)


                           Letter To Brokers, Dealers,
              Commercial Banks, Trust Companies And Other Nominees
                             Regarding The Offer By

                  FINANCIAL SERVICES CORPORATION OF THE MIDWEST

    To Purchase For Cash Up To 83,000 Of Its Issued And Outstanding Shares Of
                        Common Stock At $90.00 Per Share

To Brokers, Dealers, Commercial Banks,
  Trust Companies and Other Nominees:

Pursuant to your request, we are enclosing herewith the material listed below relating to the offer by Financial Services Corporation of the Midwest ("FSCM") to purchase up to 83,000 of its issued and outstanding shares (the "Shares") of common stock, par value $0.50 per share ("Common Stock"), for cash at $90.00 per Share, subject to the terms and conditions set forth in the Offer to Purchase dated May 12, 1997 and the related Letter of Transmittal (which together constitute the "Offer"). THE OFFER EXPIRES AT 5:00 P.M., ROCK ISLAND, ILLINOIS TIME, ON JUNE 13, 1997, UNLESS EXTENDED (THE "EXPIRATION DATE"). FSCM will purchase all Shares validly tendered and not withdrawn upon the terms and subject to the conditions set forth in the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

The following documents are enclosed:

   (1)   Offer to Purchase dated May 12, 1997;

   (2) Letter of Transmittal for your use and for the information of your clients, together with Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, which provides information relating to backup federal income tax withholding;

   (3) Notice of Guaranteed Delivery to be used to accept the Offer if the Shares and all other required documents cannot be delivered to the Transfer Agent on or before the Expiration Date (as defined in the Offer to Purchase);

   (4) Letter dated May 12, 1997 from Douglas M. Kratz, Chairman, Chief Executive Officer and Chief Financial Officer of
         FSCM, to FSCM's shareholders;

   (5) A form of letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Offer; and

   (6) Return envelope addressed to Illinois Stock Transfer Company, as Transfer Agent for the Shares.

WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. THE OFFER, THE PRORATION PERIOD AND THE WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., ROCK ISLAND, ILLINOIS TIME, ON JUNE 13, 1997, UNLESS EXTENDED.

No fees or commissions will be payable to brokers, dealers or other persons for soliciting tenders of Shares pursuant to the Offer (other than to the Transfer Agent as described in the Offer to Purchase). FSCM will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. FSCM will pay all stock transfer taxes on its purchase of Shares, subject to Instruction 6 of the Letter of Transmittal. No broker, dealer, bank, trust company or fiduciary shall be deemed to be either the agent of FSCM or the Transfer Agent for the purposes of the Offer. Backup withholding tax at a 31% rate may be required unless an exemption is proved or unless the required taxpayer identification information is or has previously been provided. Certain withholdings may also apply with respect to payments to non-U.S. shareholders. See Instruction 11 of the Letter of Transmittal.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) shareholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. To the extent that the securities laws of any jurisdiction would require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on FSCM's behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Additional copies of the enclosed material may be obtained from Illinois Stock Transfer Company, the Transfer Agent, or from Ms. Patricia A. Zimmer at FSCM, at the appropriate addresses and telephone numbers set forth in the Offer to Purchase. Any question you have with respect to the Offer should be directed to Illinois Stock Transfer Company or Ms. Zimmer.

                           Very truly yours,

                           FINANCIAL SERVICES CORPORATION OF THE MIDWEST


NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AS THE AGENT OF EITHER FSCM OR THE TRANSFER AGENT OR AUTHORIZE YOU OR ANY OTHER PERSON (A) TO MAKE ANY STATEMENTS WITH RESPECT TO THE OFFER, OTHER THAN THE STATEMENTS SPECIFICALLY SET FORTH IN THE OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL, OR (B) TO DISTRIBUTE ANY MATERIAL WITH RESPECT TO THE OFFER OTHER THAN AS SPECIFICALLY AUTHORIZED HEREIN.

                                                              Exhibit (a)(3)(ii)

                                    Offer by

                  FINANCIAL SERVICES CORPORATION OF THE MIDWEST

                    To Purchase For Cash Up To 83,000 Of Its
                          Issued And Outstanding Shares
                       Of Common Stock At $90.00 Per Share

To Our Clients:

Enclosed for your consideration are the Offer to Purchase dated May 12, 1997 of Financial Services Corporation of the Midwest ("FSCM") and the related Letter of Transmittal pursuant to which FSCM is offering to purchase up to 83,000 shares (the "Shares") of its issued and outstanding common stock, par value $0.50 per share ("Common Stock"), for $90.00 per Share in cash, subject to the terms and conditions set forth in the Offer to Purchase dated May 12, 1997 and the related Letter of Transmittal (which together constitute the "Offer"). THE OFFER EXPIRES AT 5:00 P.M., ROCK ISLAND, ILLINOIS TIME, ON JUNE 13, 1997, UNLESS EXTENDED (THE "EXPIRATION DATE"). FSCM will purchase all Shares validly tendered and not withdrawn upon the terms and subject to the conditions of the Offer, including the provisions thereof relating to proration described in the Offer to Purchase. We are the holder of record of Shares held for your account. A tender of such Shares can be made only by us as a holder of record and pursuant to your instructions. THE LETTER OF TRANSMITTAL IS FURNISHED TO YOU AND FOR YOUR INFORMATION ONLY AND CANNOT BE USED BY YOU TO TENDER SHARES HELD BY US FOR YOUR ACCOUNT.

The purpose of the Offer is to provide an opportunity to Common Stock shareholders to sell their Shares, thus increasing the liquidity of the Shares. The Common Stock otherwise is illiquid as it is not traded on any exchange or quoted on any quotations system. In addition, Shares are being repurchased by FSCM to make them available to employees of THE Rock Island Bank, National Association ("TRIB") (FSCM's wholly-owned subsidiary), under TRIB's 401(k) Plan.

As described in the Offer to Purchase, FSCM reserves the right to purchase more than 83,000 Shares but does not currently plan to do so. FSCM will return all Shares not purchased as a result of proration.

WE REQUEST INSTRUCTIONS AS TO WHETHER YOU WISH US TO TENDER ANY OR ALL OF THE SHARES HELD BY US FOR YOUR ACCOUNT UPON THE TERMS AND SUBJECT TO THE CONDITIONS SET FORTH IN THE OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL.

Your attention is called to the following:

1. The purchase price is $90.00 per Share in cash, and the Offer is subject to the terms and conditions set forth in the Offer to Purchase dated May 12, 1997 and the related Letter of Transmittal. THE OFFER EXPIRES AT 5:00 P.M., ROCK ISLAND, ILLINOIS TIME, ON JUNE 13, 1997, UNLESS EXTENDED (THE "EXPIRATION DATE").

2. The Offer is for up to 83,000 of the issued and outstanding Shares of Common Stock of FSCM and is not conditioned upon any minimum number of outstanding Shares being tendered, but the Offer is subject to certain conditions set forth in Section 5 of the Offer to Purchase. Under the conditions described in the Offer to Purchase, FSCM may terminate or amend the Offer or may postpone the acceptance for payment of, payment for or purchase of any Shares.

3. If more than 83,000 Shares of Common Stock are duly tendered and not withdrawn prior to the expiration of the Offer, FSCM then will purchase 83,000 Shares from tendering shareholders (with adjustments to avoid fractional shares), in accordance with the terms and conditions specified in this Offer to Purchase, pro rata in proportion to the number of Shares tendered by each shareholder during the period the Offer remains open as compared to the total number of Shares duly tendered in the Offer, unless FSCM determines not to purchase any Shares in the Offer.

4. Tendering shareholders will not be obligated to pay brokerage commissions or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by FSCM pursuant to the Offer; however, a broker, dealer or other person may charge a fee for processing the transactions on behalf of shareholders. Shareholders are not required to pay a service charge to FSCM or the Transfer Agent in connection with their tender of Shares.

5. Payment for Shares purchased pursuant to the Offer will in all cases be made only after timely receipt by Illinois Stock Transfer Company (the "Transfer Agent") of (a) Share Certificates or timely confirmation of the book-entry transfer of such Shares into the account maintained by the Transfer Agent at The Depository Trust Company ("DTC") pursuant to the procedures set forth in Section 2 of the Offer to Purchase, (b) the Letter of Transmittal (or a photocopy or facsimile thereof bearing original signature(s) and any required signature guarantees) or an Agent's Message (as defined in the Offer to Purchase) in connection with a book-entry delivery, and (c) any other documents required by the Letter of Transmittal. Accordingly, payment may not be made to all tendering shareholders at the same time depending upon when certificates for or confirmations of book-entry transfer of such Shares into the Transfer Agent's account at DTC are actually received by the Transfer Agent.


If you wish to have us tender your Shares, please so instruct us by completing, executing and returning to us the instruction form attached hereto. An envelope to return your instructions to us is enclosed. If you authorize tender of your Shares, all such Shares will be tendered unless otherwise specified on the instruction.

YOUR INSTRUCTIONS SHOULD BE FORWARDED TO US IN AMPLE TIME TO PERMIT US TO SUBMIT A TENDER ON YOUR BEHALF ON OR BEFORE THE EXPIRATION OF THE OFFER. THE OFFER, PRORATION PERIOD AND THE WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., ROCK ISLAND, ILLINOIS TIME, ON JUNE 13, 1997, UNLESS EXTENDED.

As described in the Offer to Purchase, all Shares validly tendered and not withdrawn on or before the Expiration Date are to be purchased by FSCM, on a pro rata basis, if necessary (with appropriate adjustments to avoid purchases of fractional Shares).

The Offer is not being made to (nor will tenders be accepted from or on behalf of) owners of Shares in any jurisdiction in which the Offer or its acceptance would violate the laws of such jurisdiction. To the extent that the securities laws of any jurisdiction would require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on FSCM's behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                                    IMPORTANT

FOR US TO BE ABLE TO TENDER ALL OR PART OF YOUR SHARES, YOU MUST INDICATE THE NUMBER OF SHARES YOU WISH TO TENDER -- ALL SHARES BY CHECKING THE BOX ON THE FORM ON THE FOLLOWING PAGE, OR FEWER THAN ALL SHARES BY CHECKING THE BOX AND INDICATING IN THE SPACE PROVIDED THE NUMBER OF SHARES YOU WISH TO TENDER.

                       Instructions Regarding The Offer By
                  Financial Services Corporation of the Midwest
         To Purchase For Cash Up To 83,000 Of Its Issued And Outstanding
                   Shares Of Common Stock At $90.00 Per Share

THIS FORM IS NOT TO BE USED TO TENDER SHARES DIRECTLY TO THE TRANSFER AGENT.
IT SHOULD BE SENT TO YOUR BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE ONLY IF SUCH FIRM IS THE HOLDER OF RECORD OF YOUR SHARES AND WILL BE EFFECTING THE TENDER ON YOUR BEHALF.

DO NOT COMPLETE THIS FORM IF YOU HAVE DECIDED NOT TO TENDER YOUR SHARES.

The undersigned acknowledge(s) receipt of your letter and the enclosed Offer to Purchase dated May 12, 1997 and the related Letter of Transmittal (which together constitute the "Offer") in connection with the Offer by Financial Services Corporation of the Midwest ("FSCM") to purchase up to 83,000 shares (the "Shares") of its issued and outstanding common stock, par value $0.50 per share, at $90.00 per Share in cash, on the terms and subject to the conditions of the Offer.

INSTRUCTIONS: For us to be able to tender all or any part of your Shares, you must indicate the number of Shares you wish to tender (all by checking the box, and less than all by identifying the number of Shares in the space provided).

The undersigned hereby instruct(s) you to tender to FSCM the number of Shares indicated below or, if no number is indicated, all Shares held by you for the account of the undersigned, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal.

__ By checking this box, all Shares held by us for your account, including fractional Shares, will be tendered. If fewer than all Shares are to be tendered, please check the box and indicate below the aggregate number of Shares to be tendered by us.

                                                     ___________________ Shares*

-----------------------
* Unless otherwise indicated here, it will be assumed that all Shares held by us for your account are to be tendered.




                                    SIGN HERE


___________________________________   __________________________________________
Signature(s)                          Signature(s)


___________________________________
Area Code and Telephone Number        Please print name(s) and address(es) here:

                                      __________________________________________
Dated _______________________, 1997
                                      __________________________________________

Taxpayer ID No. or                    __________________________________________
Social Security No. _______________

                                                             Exhibit (a)(3)(iii)
                                                              to Schedule 13E-4



Dear Common Stock Shareholder:

We are enclosing a copy of the Financial Services Corporation of the Midwest ("FSCM") Offer to Purchase (the "Offer to Purchase") up to 83,000 shares (the "Shares") of its issued and outstanding common stock, par value $0.50 per share (the "Shares"), for $90.00 per Share in cash, subject to the terms and conditions set forth in the Offer to Purchase dated May 12, 1997 and the related Letter of Transmittal (which together constitute the "Offer"). THE OFFER EXPIRES AT 5:00 P.M., ROCK ISLAND, ILLINOIS TIME, ON JUNE 13, 1997, UNLESS EXTENDED (THE "EXPIRATION DATE").

The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you want to tender your Shares, the instructions for tendering are also set forth in detail in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the Offer.

If, after reviewing the information set forth in the Offer to Purchase and Letter of Transmittal, you wish to tender Shares for purchase by FSCM, please contact your broker, dealer or other nominee to effect the tender for you or, if you are the record owner of the Shares, you may follow the instructions contained in the Offer to Purchase and Letter of Transmittal. Shareholders are not required to pay a service charge to FSCM or to Illinois Stock Transfer Company, the Transfer Agent, in connection with their tender of Shares, but may be charged a fee by a broker, dealer or other institution for processing the tender requested.

Neither FSCM nor its Board of Directors is making any recommendation to any holder of Shares as to whether to tender Shares. Each shareholder is urged to consult his or her broker, investment adviser or tax adviser before deciding whether to tender any Shares.

Requests for additional copies of the Offer to Purchase, the Letter of Transmittal and any other tender offer documents may be directed to Illinois Stock Transfer Company at (312) 427-2953 or Ms. Patricia A. Zimmer at FSCM at
(309) 794-1122, extension 1301.

Should you have any other questions on the enclosed material, please do not hesitate to contact your broker, dealer or other nominee, or call Illinois Stock Transfer Company or Ms. Zimmer at the number set forth immediately above.

                           Very truly yours,

                           FINANCIAL SERVICES CORPORATION OF THE MIDWEST


                           By -
                                    Douglas M. Kratz
        Its Chairman, Chief Executive Officer and Chief Financial Officer

                                                                  Exhibit (b)(1)
                                                               to Schedule 13E-4

                                                              Dated as of
                                                              December 15, 1992


Mr. Douglas M. Kratz
President
Financial Services Corporation
  of the Midwest
230 18th Street
Rock Island, Illinois  61204-4870

Dear Mr. Kratz:

M&I Marshall & Ilsley Bank ("M&I") has agreed to lend up to $5,000,000 (the "Loan") to Financial Services Corporation of the Midwest (the "Borrower"), which Loan is evidenced by a Promissory Note (the "Note") dated as of December 15, 1992 in the maximum principal amount of $5,000,000.00 executed by the Borrower payable to the order of M&I. Such loan is made under the following terms and conditions in addition to the terms of the other documents executed in connection with the Loan:

1. The Loan is secured by all of the authorized and issued shares of THE Rock Island Bank (the "Bank") which are owned by the Borrower, which we understand on this date to be 500,000 of the 500,000 authorized and issued shares of the Bank. The Borrower shall continue to own all of the authorized and issued shares of the Bank. The M&I's lien on such stock was granted pursuant to a Collateral Pledge Agreement (the "Pledge Agreement") dated March 29, 1991 executed by the Borrower to M&I. The Pledge Agreement secures all amounts owed by the Borrower to M&I, including all amounts due hereunder and under the Note. The M&I's lien is a first, perfected lien on the stock of the Bank, and there shall be no other liens or encumbrances on such stock on the date hereof or at any time during the term of the Loan. There shall be no restrictions on the transfer of such stock. All stock certificates representing such stock shall be held by M&I.

2. The rate of interest on the Loan shall be the rate of interest adopted by M&I from time to time as its base rate for interest rate determinations ("Prime Rate"), changing on each day that the Prime Rate changes. Interest will be calculated on the basis of the actual number of days elapsed over a 360-day year and is payable quarterly in accordance with the Note. All accrued and unpaid interest and any outstanding principal shall be due at maturity on July 31, 1993.

3. The Borrower shall at all times maintain a minimum tangible net worth of at least $12,000,000. Tangible net worth shall be defined in accordance with generally accepted accounting principles. The Bank shall maintain a minimum tangible net worth, as defined by applicable regulatory authorities, of at least $17,000,000.

4. The Bank, at all times, shall maintain a minimum Return on Average Assets, as defined by applicable regulatory authorities, of at least 0.70%, provided, however, that if the minimum Return on Average Assets of the Bank is less than 0.70% but at least 0.60%, no default shall exist hereunder if the average of the current fiscal year's and the prior fiscal year's Return on Average Assets of the Bank is at least 0.80%.

5. Each of the Borrower and the Bank shall comply with all regulatory requirements applicable to it. Each of the Company and the Bank shall maintain capital at not less than the minimum level required by applicable regulators. Each of the Borrower and the Bank shall maintain all required minimum regulatory ratios as well as the following:

     A. The Bank shall maintain equity capital plus loan loss reserve to assets of at least 5.5%; and

     B. The Borrower shall maintain total capital on a consolidated basis (Tier 1 plus Tier 2) to assets of at least 6.0%; and

     C. The Bank shall maintain total capital (Tier 1 plus Tier 2) to assets of at least 7.5%.

6. The Borrower shall make no fixed asset expenditures in an aggregate amount exceeding $250,000 in any one fiscal year without the prior approval of M&I. The Bank shall make only such fixed asset expenditures as would be made under normal banking practices and in accordance with applicable regulatory requirements without the prior written approval of M&I. If the Bank is required, under regulatory requirements, to obtain the approval of regulators for any fixed asset expenditures, the Borrower shall also obtain the prior written approval of M&I.

7. All mergers, acquisitions, consolidations or transfers of all or substantially all of the assets of the Borrower or the Bank are prohibited without M&I's prior written approval. Each of the Borrower and the Bank shall maintain their corporate existence and shall not dispose or sell, lease, transfer or otherwise dispose of all or substantially all of its assets.

8. Each of the Borrower and the Bank shall not dispose of any assets without the prior written approval of M&I, except disposals in accordance with normal business practices.

9. The Borrower shall incur no additional debt without the prior written approval of M&I. The Bank shall incur debt only in the normal course of business. The M&I approves the incurrence of debt by the Borrower related to the $5,000,000 principal amount of notes due in 1999 issued by the Borrower in December, 1992.

10. The Borrower shall not guarantee any debt of any person or incur contingent liabilities or assume the liabilities of any other person or entity without the prior written approval of M&I. The Bank shall make only such guarantees and incur contingent liabilities as would be made under normal banking practices.

11. The Borrower shall make investments in or advances to any person or entity only in the normal course of business. Borrower must have the prior written approval of M&I for all investments other than short-term, cash management investments if the total of such investments shall exceed the lesser of $500,000 or 4.95% of tangible net equity of the Borrower. The Borrower shall not sell the Bank or any interest thereof without M&I's approval nor shall the Borrower acquire any banks or any other subsidiaries without M&I's express written approval. The Bank shall make investments in or advances to any person or entity only in the normal course of business.

12. It shall be an event of default hereunder if Douglas M. Kratz and Perry B. Hansen are no longer officers and/or directors of the Borrower or the Bank or if there occurs any material reduction or alteration in either of their duties with either the Borrower or the Bank.

13. The Borrower and the Bank shall maintain appropriate insurance as is customary in the industry, including employee bonding and directors' and officers' liability insurance and shall provide a certificate to M&I of such coverage, at the request of M&I.

14. The Borrower shall not issue any additional shares of stock except for (a) that in existence on the date hereof and (b) up to 50,000 shares of the Borrower's Class A Cumulative Convertible Preferred Stock, which were initially offered in December 1992, without the prior written approval of M&I. The Borrower may reissue shares of treasury stock with the prior written approval of M&I. Without the prior written approval of M&I, the Bank shall not issue any additional shares of stock except for (a) that in existence on the date hereof and (b) additional shares of Bank stock provided that all such shares are owned by the Borrower and that the Borrower grants to M&I a first, perfected lien on all such stock, subject to no other liens or encumbrances, as additional collateral for all amounts due under this Agreement and the Note, and that certificates evidencing all such shares of stock shall immediately be delivered to M&I, as collateral, accompanied by blank stock powers with respect to such stock executed by the Borrower.

15. The Borrower shall not repurchase, redeem or otherwise acquire any of its securities, including without limitation, any common or preferred stock, notes and debentures, or any subordinated debt from its directors, executive officers, or any other person who controls, or is a member of a group which controls (as defined by appropriate regulatory authorities) the Borrower, without prior written approval of M&I.

16. The Borrower may pay dividends on its common stock in an aggregate amount of up to 30% of the prior fiscal year's earnings without the prior written approval of M&I. Regulatory limits shall apply to any dividends paid by the Bank. The Borrower may pay dividends on preferred stock and interest to its debenture holders and public noteholders provided that no default exists under this Agreement or the Note or the Pledge Agreement. Prior to the Borrower paying any dividends on its common or preferred stock or interest payments on its debentures or any debt other than the M&I debt, Borrower shall provide a written certificate to M&I, in the form of Exhibit A hereto, certifying that Borrower is in full compliance with the terms of this Agreement, the Note and the Pledge Agreement.

17. The Borrower and the Bank shall provide M&I with copies of quarterly call reports with all schedules within 45 days after the end of each quarterly fiscal period certified by the President, Controller or Chief Financial Officer of the Borrower or the Bank, as the case may be. The Borrower will provide M&I within 120 days of the Borrower's fiscal year end with the Borrower's consolidated annual financial statements. The statements must be audited with an unqualified opinion by a certified public account firm acceptable to M&I. At the time of the provision of such annual financial statements, the Borrower shall provide M&I with a certificate in the form of Exhibit B hereto stating that neither the Borrower nor the Bank is in default under any provisions of this Agreement, the Note or the Pledge Agreement.

18. M&I shall be allowed to examine such accounts and records of the Borrower and the Bank as M&I may reasonably request during normal business hours.

19. Borrower shall deliver to M&I this signed Agreement. The Borrower has already delivered to M&I the executed Note, the executed Pledge Agreement, all shares of the Bank stock and blank stock powers with respect thereto. The Borrower agrees to deliver to M&I such other documents as M&I may require from time to time to insure the perfection of M&I's security interest in the Bank's stock.

20. Failure by the Borrower or the Bank in the performance or observance of any term or condition of this Agreement, the Note or the Pledge Agreement shall constitute a default permitting M&I (a) to accelerate all amounts due under the Note and any other amounts due under this Agreement and the Pledge Agreement and (b) to exercise all remedies under all such documents and under law.

21.  M&I has no obligation to refinance the Loan at its maturity.

22. The Borrower shall pay all fees and expenses of M&I, including reasonable fees of counsel in connection with this Loan and the enforcement of this Agreement, the Note, the Pledge Agreement or any other collateral security.

23. This Agreement, the Note, the Pledge Agreement and any other agreements related to the Loan shall be governed by, and construed and interpreted in accordance with, the laws of the State of Wisconsin applicable to agreements made and wholly performed within such state.

24. Either the Borrower or M&I may, upon written notice, require the execution of a Loan Agreement containing the covenants described herein and such other provisions as are customary of Loan Agreements with respect to transactions of this type during the term of the indebtedness. All fees and expenses of M&I and its counsel related thereto shall be paid by the Borrower.

25. This Agreement shall replace in its entirety the prior agreement dated June 12, 1991 and all amendments to such agreement.

26. Please acknowledge acceptance of, and agreement to, the terms by signing in the appropriate place indicated.

                                      Sincerely,

                                      By: /s/ John A. Leonard
                                          John A. Leonard
                                          Vice President

                                      Attest: /s/ A. R. Ragatz
                                              Vice President

The  above terms are accepted and agreed to on this date:

                                     FINANCIAL SERVICES CORPORATION OF
                                     THE MIDWEST

                                     By: /s/ Benjamin D. Farrar, Jr.

                                     Its:  Chairman

                                     Attest:/s/ Douglas M. Kratz

                                     Its:  President & C.E.O.

The  above terms are acknowledged and agreed to on this date:

                                     THE Rock Island Bank

                                     By:/s/ Benjamin D. Farrar, Jr.

                                     Its:  Chairman of the Board

                                     Attest:/s/ Perry B. Hansen

                                     Its: President & C.E.O.

                                    EXHIBIT A


                              Officer's Certificate



M&I Marshall & Ilsley Bank
Attention:   John A. Leonard
770 North Water Street
Milwaukee, Wisconsin  53202

Re:  Financial Services Corporation of the Midwest

Gentlemen:

This Officer's Certificate is delivered to you pursuant to the Letter Agreement dated as of December 15, 1992 (the "Letter Agreement") between Financial Services Corporation of the Midwest (the "Borrower") and M&I Marshall & Ilsley Bank ("M&I"). Capitalized terms used herein and not otherwise defined shall have the meanings assigned to them in the Letter Agreement.

The Borrower hereby represents and warrants to M&I that:

1. The undersigned is an officer of the Borrower and is duly authorized to execute and deliver this Officer's Certificate.

2. The Borrower intends to pay dividends on its common or preferred stock and/or interest payments on its debentures or any other debt other than M&I debt.

3. To the best knowledge of the undersigned, the Borrower is in full compliance with the terms of the Letter Agreement and the Note and the Pledge Agreement described in the Letter Agreement.

     Dated: _____________________,19__.


                                  FINANCIAL SERVICES CORPORATION OF
                                  THE MIDWEST


                                  By: __________________________________________


                                  Its: _________________________________________

                                    EXHIBIT B


                              Officer's Certificate



M&I Marshall & Ilsley Bank
Attention:   John A. Leonard
770 North Water Street
Milwaukee, Wisconsin  53202

Re:  Financial Services Corporation of the Midwest

Gentlemen:

This Officer's Certificate is delivered to you pursuant to the Letter Agreement dated as of December 15, 1992 (the "Letter Agreement") between Financial Services Corporation of the Midwest (the "Borrower") and M&I Marshall & Ilsley Bank ("M&I"). Capitalized terms used herein and not otherwise defined shall have the meanings assigned to them in the Letter Agreement.

The Borrower hereby represents and warrants to M&I that:

1. The undersigned is an officer of the Borrower and is duly authorized to execute and deliver this Officer's Certificate.

2. To the best knowledge of the undersigned, neither the Borrower nor the Bank is in default under any provisions of the Letter Agreement, the Note or the Pledge Agreement.

     Dated: _______________________________, 19___.


                                   FINANCIAL SERVICES CORPORATION OF
                                   THE MIDWEST


                                   By: _________________________________________


                                   Its: ________________________________________

                                                                  Exhibit (b)(1)
                                                      Dated as of March 14, 1996





Mr. Douglas M. Kratz, President
Financial Services Corporation of the Midwest
230 18th Street
Rock Island, IL  61204-4870

         RE:      Amendment to Letter Agreement dated as of December 15, 1992


Dear Mr. Kratz:

M&I Marshall and Ilsley Bank ("M&I") has agreed to increase the amount of the Loan from $5,000,000, as originally agreed, to $10,000,000 effective as of March 14, 1996 to Financial Services Corporation of the Midwest ("the Borrower") as evidenced by a Replacement Promissory Note ("Replacement Note") dated as of March 14, 1996. Such Loan is made under all the terms and conditions of the Agreement dated as of December 15, 1992 ("Agreement") except the maximum amount of the loan as stated above and the mutual acknowledgment of the change of charter of the Borrower's subsidiary bank from THE Rock Island Bank, a bank chartered by the State of Illinois, to THE Rock Island Bank, N.A., a National Bank chartered in Bettendorf, Iowa, by this First Amendment to the Agreement ("the First Amendment").

Please acknowledge acceptance of, and agreement to, the terms by signing in the appropriate place indicated.



                                                 Sincerely yours,





                                                 By:/s/ John A Leonard
                                                        John A. Leonard
                                                        Vice President



                                                 Attest:/s/ Andrew R. Ragatz VP
                                                            Andrew R. Ragatz
                                                            Vice President

                                                      Dated as of March 14, 1996

Mr. Douglas M. Kratz, President
Financial Services Corporation of the Midwest


The above terms are accepted and agreed to on this date:


                                   FINANCIAL SERVICES CORPORATION OF
                                   THE MIDWEST


                                   By: /s/ Douglas M. Kratz

                                   Its:  President



                                   Attest:/s/ Benjamin D. Farrar, Jr.

                                   Its: Chairman


The above terms are acknowledged and agreed to on this date:


                                   THE Rock Island Bank, N.A.


                                   By:/s/ Perry B. Hansen

                                   Its:  President



                                   Attest:/s/ Benjamin D. Farrar, Jr.

                                   Its: Chairman

                                                       Dated as of July 27, 1996





Mr. Douglas M. Kratz, President
Financial Services Corporation of the Midwest
P.O. Box 4870
Rock Island, IL  61204-4870

         RE:      Amendment to Letter Agreement dated as of December 15, 1992


Dear Mr. Kratz:

M&I  Marshall & Ilsley  Bank  ("M&I")  has agreed to delete the  following  from section 11. of the agreement:

                            "lesser of $500,000 or"

whereby the non-conforming investments retain the 4.95% of tangible net equity limit.

All other terms and conditions of the Agreement dated as of December 15, 1992 ("Agreement") together with the First Amendment dated as of March 14, 1996 shall remain in force.

Please acknowledge acceptance of, and agreement to, the terms by signing in the appropriate place indicated.


                                       Sincerely yours,





                                       By: /s/ John A. Leonard
                                           John A. Leonard, Vice President



                                       Attest: /s/ A. R. Ragatz
                                              Andrew R. Ragatz, Vice President

                                                       Dated as of July 27, 1996

Mr. Douglas M. Kratz, President
Financial Services Corporation of the Midwest


The above terms are accepted and agreed to as of this date:


                                   FINANCIAL SERVICES CORPORATION OF
                                   THE MIDWEST


                                   By: /s/ Douglas M. Kratz

                                   Its:  President



                                   Attest: /s/ Patricia A. Hays

                                   Its:  Secretary


The above terms are acknowledged and agreed to as of this date:


                                   THE Rock Island Bank, N.A.


                                   By:/s/ Perry B. Hansen

                                   Its:  President



                                   Attest:/s/ John T. Kustes

                                   Its:  Assistant Secretary

Revolving Business Note                                        Exhibit (b)(2) to
M&I Bank                                                       Schedule 13E-4
M&I Marshall & Ilsley Bank

Financial Services Corporation of the Midwest  July 31, 1996  $10,000,000.00
---------------------------------------------  -------------  -------------
Customer                                       Date           Amount

The undersigned ("Customer," whether one or more) promises to pay to the order of M&I Marshall & Ilsley Bank ("Lender") at 770 North Water Street, Milwaukee, Wisconsin, the principal sum of $10,000,000.00 or, if less, the aggregate unpaid principal amount of all loans made under this Note, plus interest, as set forth below.

Lender will disburse loan proceeds to Customer's deposit account number ________________ or by other means acceptable to Lender.

Interest is payable on October 31, 1996 , and on the last day of each third month thereafter and at maturity.

Principal is payable July 31, 1997 .

This Note bears interest on the unpaid principal balance before maturity at a rate equal to [Complete (a) or (b); only one shall apply]:

(a)      N/A  % per year.

(b) -0- percentage points in excess of the prime rate of interest adopted by Lender as its base rate for interest rate determinations from time to time which may or may not be the lowest rate charged by Lender (with the rate changing as and when that prime rate changes). The initial rate is 8.250 % per year.

Interest is computed on the basis of a 360-day year on the actual number of days principal is unpaid. Unpaid principal and interest bear interest after maturity (whether by acceleration or lapse of time) until paid at the rate otherwise applicable plus 2 percentage points computed on the same basis.

If any payment is not paid when due, if a default occurs under any other obligation of any Customer to Lender or if Lender deems itself insecure, the unpaid balance shall, at the option of the Lender, and without notice mature and become immediately payable. The unpaid balance shall automatically mature and become immediately payable in the event any Customer, surety, or guarantor becomes the subject of bankruptcy or other insolvency proceedings. Lender's receipt of any payment on this Note after the occurrence of an event of default shall not constitute a waiver of the default or Lender's rights and remedies upon such default.

The acceptance of this Note, the making of any loan, or any other action of Lender does not constitute an obligation or commitment of Lender to make loans; and any loans may be made solely in the discretion of Lender. This Note may be prepaid in full or in part without penalty.

Lender is authorized to automatically charge payments due under this Note to account number N/A at N/A (See reverse side regarding Notice of Transfers Varying in Amount.)

______ Check here only if this Note is to be secured by a first lien mortgage or equivalent security interest on a one-to-four family dwelling used as Customer's principal place of residence.

This notice includes additional provisions on reverse side.


Financial Services Corporation of the Midwest (SEAL)  224 - 18th St., Suite 202
---------------------------------------------         -------------------------
                                                      Street Address

BY:/s/ Douglas M. Kratz                       (SEAL)  Rock Island, IL 61204-4870
---------------------------------------------         --------------------------
                                                      City/State/Zip

President                                    (SEAL)

-------------------------------------------- (SEAL)   Acct # 214396 Note # 12028
                                                      J Leonard / 00312
-------------------------------------------- (SEAL)   SLW

                              ADDITIONAL PROVISIONS

This Note is secured by all existing and future security agreements, assignments and mortgages between Lender and Customer, between Lender and any guarantor of this Note, and between Lender and any other person providing collateral security for Customer's obligations, and payment may be accelerated according to any of them. Unless a lien would be prohibited by law or would render a nontaxable account taxable, Customer grants to Lender a security interest and lien in any deposit account Customer may at any time have with Lender. Lender may, at any time after an occurrence of an event of default, without notice or demand, setoff against any deposit balances or other money now or hereafter owed any Customer by Lender any amount unpaid under this Note.

Lender is authorized to make book entries evidencing loans and payments and the aggregate of all loans as evidenced by those entries is presumptive evidence that those amounts are outstanding and unpaid to Lender. Customer covenants that all loans shall be used solely for business and not personal purposes.

Customer agrees to pay all costs of administration and collection before and after judgment, including reasonable attorneys' fees (including those incurred in successful defense or settlement of any counterclaim brought by Customer or incident to any action or proceeding involving Customer brought pursuant to the United States Bankruptcy Code) and waives presentment, protest, demand and notice of dishonor. Customer agrees to indemnify and hold harmless Lender, its directors, officers, employees and agents, from and against any and all claims, damages, judgments, penalties, and expenses, including reasonable attorneys' fees, arising directly or indirectly from credit extended under this Note or the activities of Customer. This indemnity shall survive payment of this Note.

Customer acknowledges that Lender has not made any representations or warranties with respect to, and that Lender does not assume any responsibility to Customer for, the collectability or enforceability of this Note or the financial condition of any Customer. Customer authorizes Lender to disclose financial and other information about Customer to others. Each Customer has independently determined the collectability and enforceability of this Note.

Without affecting the liability of any Customer, surety, or guarantor, Lender may, without notice, accept partial payments, release or impair any collateral security for the payment of this Note or agree not to sue any party liable on it. Without affecting the liability of any surety or guarantor, Lender may from time to time, without notice, renew or extend the time for payment. The obligations of all Customers under this Note are joint and several.

To the extent not prohibited by law, Customer consents that venue for any legal proceeding relating to collection of this Note shall be, at Lender's option, the county in which Lender has its principal office in this state, the county in which any Customer resides or the county in which this Note was executed. This Note shall be construed and enforced in accordance with the internal laws of Wisconsin.

This Note is intended by Customer and Lender as a final expression of this Note and as a complete and exclusive statement of its terms, there being no conditions to the enforceability of this Note. This Note may not be supplemented or modified except in writing.

                        PREAUTHORIZED TRANSFER DISCLOSURE

When Customer authorizes Lender to obtain payment of amounts becoming due Lender by initiating charges to Customer's account, Customer also requests and authorizes remitting financial institution to alert and honor same and to charge same to Customer's account. This authorization will remain in effect until Customer notifies Lender and the remitting financial institution in writing to terminate this authorization and Lender and remitting financial institution have a reasonable time to act on the termination. NOTICE OF TRANSFERS VARYING IN
AMOUNT: If Lender and remitting financial institution are not the same, Customer is an individual, the account was established primarily for personal, family or household purposes and the regular payments may vary in amount, Customer has the right to receive a notice from Lender 10 days before each payment of how much the payment will be; however, by signing this Note, Customer elects to receive notice only when current payment would differ by more than 100% from previous payment.

                                                              Exhibit (c)
                                                              to Schedule 13E-4

                              DEPOSITARY AGREEMENT

                               Dated: May 12, 1997


Illinois Stock Transfer Company
223 West Jackson Boulevard, Suite 1210
Chicago, Illinois  60606

Ladies and Gentlemen:

Financial Services Corporation of the Midwest, a Delaware corporation ("FSCM"), is making a tender offer (hereinafter referred to, together with any amendment or extensions thereof, as the "Offer") to purchase 83,000 outstanding shares of Common Stock (the "Shares"), par value $0.50 per share ("Common Stock"), for $90.00 per Share in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 12, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal ("Letter of Transmittal"), including the instructions set forth therein. Definitive copies of each document being distributed by the Company to its shareholders in connection with the Offer have been or will be delivered to you.

The Offer is being made beginning on May 12, 1997 and will expire at 5:00 p.m., Rock Island, Illinois time, on June 13, 1997, unless extended by FSCM as provided in the Offer (the last date to which the Offer is extended and on which it expires is herein referred to as the "Expiration Date").

This will confirm our agreement with you to act as the Depositary in connection with the Offer. In such capacity you will receive and make payment for, on behalf of FSCM, Shares tendered pursuant to the terms of the Offer. In carrying out your duties as the Depositary in connection with the Offer, you are to act in accordance with the following instructions:

1. You shall examine the Letters of Transmittal, the certificates for Shares and the other documents delivered or mailed to you in connection with tenders of Shares to ascertain whether they are completed and executed in accordance with the instructions set forth in the Letters of Transmittal. If any Letter of Transmittal has been improperly completed or executed, or the certificates for Shares accompanying such Letter of Transmittal are not in proper form for transfer (as required by the aforesaid instructions), or if some other irregularity in connection with any tender of Shares exists, you shall endeavor to cause such action to be taken as is necessary to correct such irregularity. Determination of all questions as to the validity, form, eligibility (including timeliness of receipt) and acceptance of any Shares tendered or delivered shall be determined by you on behalf of FSCM in the first instance, but final decisions on all such matters shall be made by FSCM. FSCM will reserve in the Offer the absolute right to reject any or all tenders of any particular Shares not in appropriate form or the acceptance of which would, in the opinion of FSCM's counsel, be unlawful and to waive any of the conditions of the Offer or any defect or irregularity in the tender of any Shares, and FSCM's interpretation of the terms and conditions of the Offer will be final. Tendering shareholders are required to tender all Shares actually and constructively owned as of the date of purchase of Shares by the Company pursuant to the Offer ("complete position tender"). Tenders that are not complete position tenders shall be considered invalid and, if not corrected by the Expiration Date, shall be rejected.

2. All Shares must be tendered in accordance with the terms and conditions set forth in the Offer. Payment for Shares tendered and purchased pursuant to the Offer shall be made only after deposit, with you of the certificates for the Shares, the Letter of Transmittal and any other required documents.

3.   A  tendering  shareholder  may  withdraw  Shares  tendered  as set forth in
     Section 3 of the Offer to Purchase, in which event you shall, as promptly as possible after notification of such withdrawal, return such Shares to, or in accordance with the instruction of, such shareholder and such Shares shall no longer be considered properly tendered. All questions as to the form and validity of notices of withdrawal, including timeliness of receipt, shall be determined by FSCM, whose determination shall be final and binding.

4. On each business day up to and including the Expiration Date (as defined in Section 1 of the Offer to Purchase), you shall advise by facsimile transmission, not later than 5:00 p.m., Rock Island, Illinois time, FSCM and such other persons as FSCM may direct, of the number of Shares which have been duly tendered on such day, stating separately the number of Shares tendered by Guarantees of Delivery pursuant to Section 2 of the Offer to Purchase, the number of Shares tendered about which you have questions concerning validity, and the cumulative number of Shares tendered through the time of such facsimile transmission. You shall also inform FSCM, and such other persons as may be designated by FSCM, upon request made from time to time, of such other information as FSCM may request, including, without limitation, the names and addresses of registered holders of tendered Shares.

5. Letters of Transmittal or facsimile transmissions submitted in lieu thereof pursuant to Section 2 of the Offer to Purchase shall be stamped by you as of the date and time of receipt thereof and preserved by you as permanent records until you are otherwise instructed by the Company. You are to match Guarantees of Delivery submitted pursuant to Section 2 of the Offer to Purchase with the Share(s) tendered pursuant thereto. If so instructed by the Company, you shall telephone Eligible Institutions (as defined in Section 2 of the Offer to Purchase) which have tendered a significant number of shares by means of the aforementioned procedures to ascertain information in connection therewith.

6. FSCM will notify you of, and confirm in writing, any extension or amendment of the Offer.

7. You shall follow and act upon any amendments, modifications or supplements to these instructions, and upon any further instructions in connection with the Offer, any of which may be given to you by FSCM or such other persons as it may authorize.

8. FSCM will from time to time deposit or cause to be deposited with you, as agent for tendering holders of Shares, within a reasonable time after FSCM's acceptance for purchase of tendered Shares, an amount equal to the aggregate purchase price of all Shares to be purchased which you then hold. FSCM will deposit with you or cause to be deposited with you an amount equal to the total stock transfer taxes, if any, payable by FSCM pursuant to the provisions of Instruction 6 of the Letter of Transmittal in respect of the transfer of all the Shares to be purchased which you hold. You shall thereupon, as promptly as possible, (a) purchase and affix appropriate stock transfer tax stamps, (b) cause the tendered Shares which have been thus paid for to be transferred and delivered to FSCM by you, and (c) send a check for the purchase price (less the amount, if any, of any stock transfer taxes which under Instruction 6 of the Letter of Transmittal are to be deducted from the purchase price and, if applicable, adjusted in accordance with the provisions of the Offer) of the Shares purchased to, or in accordance with the instruction of, each of the holders who has tendered Shares deposited with you.

9. If, pursuant to the provisions of Instruction 4 of the Letter of Transmittal, fewer than all the Shares evidenced by any certificate submitted to you are purchased pursuant to the Offer, you shall, promptly after the Expiration Date, return or cause to be returned a new certificate for the remainder of Shares not being tendered to, or in accordance with the instruction of, each of such shareholders who has made a partial tender of Shares deposited with you.

10. If, pursuant to the Offer, the Company does not accept the receipt of instructions from a tendering shareholder, you shall return the certificates for such shares to, or in accordance with the instructions of, the persons who deposited the same, together with a letter of notice, in form satisfactory to FSCM, explaining why the deposited Shares are being returned, and return to FSCM any surplus funds deposited by FSCM with you.

11.  As Depositary you:

   (a) shall have no obligation to make payment for any tendered Shares unless FSCM shall have provided the necessary funds to pay in full all amounts due and payable with respect thereto;

   (b) shall have no duties or obligations other than those specifically set forth herein or as may subsequently be requested of you by FSCM with respect to the Offer;

   (c) will be regarded as making no representations and having no responsibilities as to the validity, sufficiency, value or genuineness of any stock certificates or the Shares represented thereby deposited with you pursuant to the Offer and will not be required and will make no representations as to the validity, value or genuineness of the Offer;

   (d) shall not initiate any legal action hereunder without written approval of FSCM and then only upon such reasonable indemnity as you may request;

   (e) may rely on and shall be protected in acting upon any certificate, instrument, opinion, notice, letter, facsimile transmission, telegram or other document, or any security delivered to you, and reasonably believed by you to be genuine and to have been signed by the proper party or parties;

   (f) may rely on and shall be protected in acting upon written or oral instructions with respect to any matter relating to your acting as Depositary specifically covered by this Depositary Agreement, or supplementing or qualifying any such action, of FSCM; or

   (g) may consult with counsel satisfactory to you (including counsel for FSCM), and the written advice or opinion of such counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by you hereunder in good faith and in accordance with such advice or opinion of such counsel;

   (h) shall arrange for insurance protecting FSCM and yourself against any liability arising out of the loss, destruction or non-delivery of checks or certificates for any cause; and

   (i) shall not at any time advise any person as to the wisdom of making any tender pursuant to the Offer, the value of the Shares or as to any other financial or legal aspect of the Offer or any transaction related thereto.

12. It is understood and agreed that the securities, money, assets or property (the "Property") to be deposited with or received by you as Depositary from FSCM constitute a special, segregated account, held solely for the benefit of FSCM and shareholders tendering Shares, as their interests may appear, and the Property shall not be commingled with the securities, money, assets or properties of you or any other person, firm or corporation. You hereby waive any and all rights of lien, attachment or set-off whatsoever, if any, against the Property to be deposited, whether such rights arise by reason of statutory or common law, by contract or otherwise.

13. For services rendered as Depositary hereunder, you shall be entitled to payment of fee calculated as described on Exhibit A hereto, which does not include out of pocket expenses, such as, but not limited to, postage, form cost, printing, and envelopes. Your out of pocket expenses will be billed to FSCM as incurred.

14. FSCM covenants and agrees to indemnify and to hold you harmless against any costs, expenses (including reasonable fees of your legal counsel), losses or damages which may be paid, incurred or suffered by or to which you may become subject, arising from or out of, directly or indirectly, any claims or liability resulting from your actions as Depositary pursuant hereto; PROVIDED that such covenant and agreement does not extend to, and you shall not be indemnified with respect to, such costs, expenses, losses and damages incurred or suffered by you as a result of, or arising out of, your negligence, bad faith, or willful failure to perform any of your obligations hereunder. In no case will FSCM be liable under this indemnity with respect to any claim against you unless, promptly after you have received any written assertion of a claim or have been served with summons or other first legal process giving information as to the nature and basis of the claim, you notify FSCM, by letter or by cable or telex confirmed by letter, of the written assertion of such claim against you or of any action commenced against you or of the service of any summons on you, or other first legal process giving information as to nature and basis of the claim. FSCM will be entitled to participate at its own expense in the defense of any such claim. If FSCM so elects at any time after receipt of such notices and agrees in writing that such claim is a claim for which you are entitled to be indemnified and held harmless hereunder or if you in such notice request and FSCM agrees, FSCM will assume the defense of any suit brought to enforce any such claim. If FSCM assumes the defense of any such suit, FSCM may select counsel of its own choosing for such purpose, and FSCM will not be liable for the fees and expenses of any additional counsel thereafter retained by you.

15. This Depositary Agreement shall be governed by and construed in accordance with the laws of the State of Illinois and shall inure to the benefit of, and the obligations created hereby shall be binding upon the successors and assigns of, the parties hereto. Nothing in this Agreement shall confer any rights upon any person or entity other than the parties hereto and their respective heirs, successors and permitted assigns.

16. This Depositary Agreement may be executed in separate counterparts, each of which when executed and delivered shall be an original, but all such counterparts shall together constitute but one and the same instrument.

If the foregoing is acceptable to you, please acknowledge receipt of this letter and confirm the arrangements herein provided by signing and returning the enclosed copy. Very truly yours,

                  FINANCIAL SERVICES CORPORATION OF THE MIDWEST


                By /s/ Douglas M. Kratz
                   --------------------------------------------
                   Douglas M. Kratz
                   Chairman, Chief Executive Officer and Chief
                   Financial Officer

ACCEPTANCE AS PART OF THE DATE HEREOF:

Illinois Stock Transfer Company


By_____________________________________
  Signature

---------------------------------------
Name Typed or Printed

---------------------------------------
Title Typed or Printed


MPLS:117128-9

                        EXHIBIT A TO DEPOSITARY AGREEMENT

Mailing of Transmittals

Running  of two sets of labels,  one with  shares and one  without  shares,  the affixing of labels to envelopes and  transmittals and the matching and enclosing of the  transmittal  into an envelope along with a non-prepaid  return  envelope with a company  letter  introducing  the buy back  program,  and one alpha order listing for our use. (This same price per account would apply for any follow up
mailing.)                                                                                 $0.75 Per Account

Processing of Transmittal

Processing items surrendered,  including receipt,  balancing, share verification and control of  securities,  examination  of Letters of  Transmittal  for proper
signature,  tax  identification   certifications,   changes  of  address,  etc.,
verifying   outstanding  check  data  and  corresponding   accordingly  and  the
cancellation  of  certificates  surrendered  and  issuance  and mailing of check
proceeds to responding holders.                                                           $5.00 Per Account

Minimum processing of transmittal charge                                                  $500.00

  I.    Sending of broker search letters asking brokers how many sets
        (a) are required                                                                  N/C
 II.    Filling broker sets as requested by brokers                                       $100.00
        Flat Fee
III.    Issuing of a check in a name(s) other than the account of record                  $2.25 Per Account
 IV.    Placing and removing any stop transfer orders                                     $1.10 Per Account
  V.    Processing of any legal items requiring additional documents
        and writing to the shareholder for these documents                                $4.50 Per Account
 VI.    Notification to Securities Information Center of any
        lost/stolen certificates as they are stopped and replaced                         $4.00 Per Account
VII.    Processing of paper work for the replacement of lost/stolen
        certificates with a bond of indemnity                                             $10.00 Per Account**
                                                                                          (Paid by shareholder)
Year End Tax Reporting

Calculating and addressing of 1099's for tax reporting                                    N/C

These  prices will remain in effect for six (6) months at which time they may be
revised  unless  an  agreement  has  been  signed  between  Financial   Services
Corporation of the Midwest and Illinois Stock Transfer Company.

** This fee can be paid by Financial Services Corporation of the Midwest, if desired.